DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

No Act
P.E. 12-12-02

DIVISION OF
CORPORATION FINANCE

03005001

January 15, 2003

W. Thomas Carter, III
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

PROCESSED
FEB 05 2003
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public Availability 1-15-2003

Re: Genuine Parts Company
Incoming letter dated December 12, 2002

Dear Mr. Carter:

This is in response to your letters dated December 12, 2002 and January 9, 2003 concerning a shareholder proposal submitted to Genuine Parts by Nick Rossi. We also have received a letter on the proponent's behalf dated December 20, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

ALSTON&BIRD LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

RECEIVED
2002 DEC 13 PM 12:03
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 12, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted for Inclusion in the Genuine Parts Company 2003 Proxy Statement by Nick Rossi, appointing John Chevedden as Proxy

Dear Sir or Madam:

Genuine Parts Company ("GPC" or the "Company") has received a shareholder proposal regarding poison pills (the "Proposal") from Mr. Nick Rossi for inclusion in the proxy materials for its 2003 Annual Meeting of Shareholders and appointing Mr. John Chevedden as Mr. Rossi's proxy in the matter. On behalf of our client, GPC, we hereby request that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend to the Securities and Exchange Commission (the "Commission") any enforcement action in respect of the Company's omission of the Proposal from its proxy materials. In support of this request and pursuant to Securities Exchange Act Rule 14a-8(j)(2), we are filing six copies of this letter, to each of which is attached as Appendix A a copy of the Proposal.

The Company believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements of fact and unsupported assertions. Rule 14a-8(i)(3) permits the omission of a shareholder proposal if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits registrants from including statements in their proxy materials that are "false or misleading with respect to any material fact," or which omit "to state any material fact necessary in order to make the statements therein not false or misleading." In particular, the Staff has recognized that a shareholder proposal may be excluded under Rule 14a-8(i)(3) if it contains false and misleading statements. *See, e.g.*, SEC No-Action Letters: General Motors Corporation (April 3, 2002); PACCAR, Inc. (January 30, 2002); Raytheon Company (March 13, 2002); Sabre Holdings Corporation (March 18, 2002); Southwest Airlines Co. (March 25, 2002); UAL Corporation (February 1, 2002); and Minnesota Mining and Manufacturing Company (March 18, 2002) (all regarding poison pill proposals submitted by John Chevedden with Staff approval for revision or omission of materially misleading statements).

The Proposal recommends that GPC's Board of Directors redeem any poison pill previously issued (if applicable) and that it not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote. The Company believes that the Proposal should be excluded under Rule 14a-8(i)(3) for the following reasons:

1. Missing Sources and Citations

The Proposal is contrary to Rule 14a-9 because it contains numerous unsupported generalizations, missing citations and misstatements. The proponent fails to provide authority or a source for several statements in the Proposal. The following statements are unsupported assertions with no proper citation or authority referenced. Such statements should either be excluded from the Proposal or adequate citations should be provided and summary statements accurately reflected.

- "This topic won an average 60% yes vote at 50 companies in 2002." There is no source cited for this statistic. We are aware of a study that shows approval rates of 59%, but have not located any statistics showing a 60% approval rate.[1]

- "A 2001 Harvard Business School study" – A more complete citation should be provided to allow readers to refer to the source and verify for themselves the accuracy of the statements. The Company believes that the study referred to was actually published by the National Bureau of Economic Research and not the Harvard Business School. This working paper explicitly specifies that the opinions therein are those of the authors and not the National Bureau of Economic Research. The report can be found at www.nber.org/papers/w8449.

In response to prior no-action letter requests with respect to poison pill proposals by John Chevedden, the Staff has required revision or allowed omission of similar unsupported statements. *See, e.g.*, SEC No-Action Letters: General Motors Corporation (April 3, 2002); PACCAR, Inc. (January 30, 2002); Raytheon Company (March 13, 2002); Sabre Holdings Corporation (March 18, 2002); Southwest Airlines Co. (March 25, 2002); UAL Corporation (February 1, 2002); and Minnesota Mining and Manufacturing Company (March 18, 2002).

2. Misleading Statements

The Proposal states that a "Harvard Business School study found that good corporate governance (which took into account whether a company has a poison pill) was

[1] Georgeson Shareholder *Annual Corporate Governance Review, Shareholder Proposals and Proxy Contests,* 2002, *at* www.georgesonshareholder.com/pdf/02wrapup.pdf.

positively and significantly related to company value." In addition to this reference as a "Harvard Business School study" and the related heading "Harvard Report" being inaccurate, as noted above, the statement itself is misleading because it suggests that the presence of a poison pill was the significant factor in the determination of "good corporate governance," when in fact it was merely one of 23 factors considered in the study cited. Since both the summary description and the reference to the source as a "Harvard Business School study" and "Harvard Report" are misleading, this entire paragraph should be omitted.

As noted above, the statement in the Proposal that "This topic won an average 60%-yes vote at 50 companies in 2002" does not have a source citation and likely is inaccurate. In addition, this statement is located immediately adjacent to the Proposal heading in bold and above the actual proposal. The placement of this statement is materially misleading and confusing in that it is unclear to the reader whether this statement was included by Mr. Chevedden or the Company as part of the Proposal heading. This statement should either be (i) omitted entirely or (ii) moved to be a part of the supporting statement located below the actual proposal language.

3. Website Reference

The supporting statement to the Proposal includes a reference to the www.cii.org website. The reference to a third party web site in the Company's proxy materials is inappropriate as the Company has no control over the content of such website and such a third party website may contain false and misleading information. Furthermore, the information available on the cited web page is not relevant to the subject matter of the Proposal. The web page found at the cite provided does not mention "poison pills" or provide any information about the companies listed in the Proposal immediately below this reference. The Proposal would lead the reader to believe that the statements about companies who have redeemed poison pills or provide for shareholder approval of poison pills came from information on the web page cited. In addition, the Company was unable to confirm whether Columbia/HCA, McDermott International and/or Bausch & Lomb had in fact redeemed existing poison pills or agreed to seek shareholder approval for such in the future as stated in the Proposal. Therefore, the references to these companies should be omitted unless the proponent can provide support of his assertions about such companies. Question F. 1 of Staff Legal Bulletin No. 14 states that a website address may be excluded under Rule 14a-8(i)(3) because "information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." In its response to a no-action request from Raytheon available March 13, 2002, the Commission allowed the reference to "www.cii.org" to be excluded by Raytheon, and required an accurate citation to a specific source regarding the Council's recommendation for shareholder approval of poison pills. *See also* Sabre Holdings Corporation, SEC No-Action Letter (March 18, 2002)(similar facts and findings as in Raytheon.)

A review of no-action letters concerning the numerous shareholder proposals submitted by or on behalf of Mr. Chevedden in recent years evidences a continuing disregard for the Commission's proxy rules regarding false and misleading statements. Given Mr. Chevedden's continuing disregard for Rule 14a-8 as evidenced by the misleading, inaccurate and incomplete statements made in the Proposal, the Company believes it would be appropriate to exclude the entire Proposal from the Company's proxy materials.

Based upon the aforementioned factors, we respectfully request that the Staff confirm it will take no action if the Proposal is excluded from the Company's proxy materials. Should you have any questions regarding any aspect of this matter or require any additional information, please contact the undersigned at (404) 881-7992.

Very truly yours,

W. Th Cart III

W. Thomas Carter, III

MCY:mcy

cc: Carol Yancey, Genuine Parts Company

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Larry Prince
Chairman
Genuine Parts Company (GPC)
2999 Circle 75 Parkway
Atlanta, GA 30339
Phone: (770) 953-1700
Fax: (770) 956-2211
Email: webmaster@genpt.com

Dear Mr. Prince,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including [redacted] ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi
Nick Rossi

October 1-2002

cc: Carol Wancey
Corporate Secretary
FX: 770/956-2211

3 – Shareholder Vote on Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company has a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder participation.

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

If our company at all considers a no action request, it is recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002

2) To allow shareholders a choice
In the New Jersey High Court ruling allowing Sen. Torricelli to be replaced, the court said state election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow candidates to get on the ballot and, most importantly, to allow the voters a choice on election day."

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

December 20, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2002 DEC 23 PM 3:41
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Genuine Parts Company (GPC)
Investor Response to Company No Action Request
Poison Pill Topic
Nick Rossi

Ladies and Gentlemen:

This letter addresses the company December 12, 2002 no action request.
The text that follows supports the respective line listing in the shareholder proposal.

Line 2

The 60% overall pill proposal vote result is highlighted in the enclosed Investor Responsibility Research Center chart. The company focus on the difference between 59% and 60% may lend a cloud of trivia to other company claims.

Line 7 to line 11

The "2001 Harvard Business School study" which was "conducted with the University of Pennsylvania's Wharton School" is an accurate statement which focuses on the source for the expertise and methodology of this study. This is of prime importance to shareholders. It is more relevant for shareholders to know the professional affiliations of the authors of the study, as compared to the name of each author.

Harvard Business School and the University of Pennsylvania's Wharton School are both listed on the cover page of the report. The lead author of the report is Paul A. Gompers, Harvard Business School.

In the Harvard Report "poison pills" is the first index item described. There is no company claim that the Harvard Report cites a poison pill as being one of the less important items listed.

The report abstract states that we found a striking relationship between corporate governance and stock returns. An investment strategy that bought stocks with the strongest shareholder rights and sold stocks with the weakest shareholder rights would have earned abnormal [positive] returns of 8.5 percent per year. We find that weaker shareholder rights are associated with lower profits, lower sales growth.

The following company supplied source for the text can be included in the proposal: http://papers.nber.org/papers/W8449.

Line 18

SLB No. 14 address the inclusion of websites in shareholder proposals, "[W]e count a website address as one word for purposes of the 500-word limitation ..."

The company cites pre-SLB No. 14 cases.

The following are precedents with exhibits for the Council of Institutional Investor or other corporate governance websites to be included in proposal text:

Occidental Petroleum Corporation (March 8, 2002)

"• revise the phrase that begins 'Pills adversely affect ...' and ends '... www.thecorporatelibrary.com/power' so that it includes the accurate quote from the page reference to the referenced source;"

The Boeing Company (February 7, 2002)

The company asked that the Council of Institutional Investors website be excluded. The Staff letter did not instruct the proponent to omit the website and Boeing published the website.

The use of the command-find tool will lead the shareholder to the relevant text in the website.

The company cites the URL for the Harvard report http://papers.nber.org/papers/W8449, yet seeks to deny shareholders a URL reference for the Council of Institutional Investors. The page with text on the poison pill is one mouse click away from the home page. This reflects the trivial nature of company claims.

Line 21

Source articles are included for the Columbia/HCA Healthcare and McDermott International company responses to an antipill shareholder proposal.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden

cc:
Nick Rossi

Larry Prince
Chairman

IRRC

Corporate Governance Service
Research Section

AVERAGE VOTING RESULTS ON SIGNIFICANT CORPORATE GOVERNANCE PROPOSALS

	—2002—		—2001—		
(X) pending proposals	*# of proposals*	*Average vote+*	*# of proposals*	*Average vote+*	*Trend^*
Eliminate supermajority vote	10	61.5	12	57.9	+3.6
Repeal classified board	41	61.3	46	52.4	+8.9
Redeem or vote on poison pill	50	60.2	22	57.0	+3.2
Confidential voting	5	59.4	7	52.9	+6.5
Increase compensation committee indepencence	2	43.1	2	42.1	+1.0
No repricing underwater stock options	2	41.0	1	46.6	--
Separate CEO & chairman	3	35.8	3	15.7	+20.1
Vote on future golden parachutes	18	35.3	13	31.8	+3.5
Provide for cumulative voting	19	33.2	19	30.4	+2.8
Increase board independence	12	30.8	7	22.5	+8.3
Increase board diversity(1)	3	21.2	6	20.5	+0.7
Increase nominating committee independence	6	20.3	2	38.6	-18.3
Performance-based stock options	4	19.9	9	25.9	-6.0
Restrict executive compensation*	8	16.0	17	12.2	+3.8
Sell company/spin off/hire investment banker	2	13.5	21	13.2	+0.3
Disclose executive compensation	2	10.1	2	9.2	+0.9
Increase key committee independence	7	21.4			
No consulting by auditors	21	28.8			
Pension fund surplus reporting	5	25.9			
Report on dirs' role in corp. strategy	7	8.5			

+Vote as percentage of shares voted for and against, abstentions excluded
**Includes proposals to restrict executive pay, cap executive pay and link executive pay to performance*
^Trend figures are calculated for categories with more than one proposal

THE CORPORATE LIBRARY
News Briefs
October 31 - November 13, 2001 Vol. 3, No. 31

Shareholder-Friendly Companies Outperform

United States – Companies that engage in such pro-management provisions as poison pills, super-majority votes, golden parachutes and classified boards averaged annual shareholder returns that were 8.5% less than shareholder-friendly firms, according to a survey of 1,500 companies authored by Wharton School of Business Finance Professor Andrew Metrick and Harvard University's Paul Gompers and Joy Ishii. The survey deducted points for every company by-law that worked against shareholder value. Those companies that most empowered shareholders - Hewlett-Packard (HWP), IBM, Wal-Mart (WMT), DuPont (DD), Southern Company (SO), and Berkshire Hathaway (BRKa) - outperformed the S&P 500 by 3.5% from 1990 to 1999. More pro-management companies - GTE, Waste Management (WMI), Time Warner, Kmart (KM), and United Telecommunications – trailed the S&P 500 by 5% from 1990 to 1999.

Financial Times, November 9, 2001

Corporate Governance and Equity Prices

July 2001

Paul A. Gompers
Harvard Business School
Harvard University and NBER

Joy L. Ishii
Department of Economics
Harvard University

Andrew Metrick
Department of Finance, The Wharton School
University of Pennsylvania and NBER

We thank Darrell Duffie, Gary Gorton, Edward Glaeser, Joe Gyourko, Steve Kaplan, Sendhil Mullainathan, Krishna Ramaswamy, Virginia Rosenbaum, Andrei Shleifer, Rob Stambaugh, Joel Waldfogel, Julie Wulf and seminar participants at Wharton and INSEAD for helpful comments. Ishii acknowledges support from an NSF Graduate Fellowship.

ABSTRACT

Corporate-governance provisions related to takeover defenses and shareholder rights vary substantially across firms. In this paper, we use the incidence of 24 different provisions to build a "Governance Index" for about 1,500 firms per year, and then we study the relationship between this index and several forward-looking performance measures during the 1990s. We find a striking relationship between corporate governance and stock returns. An investment strategy that bought the firms in the lowest decile of the index (strongest shareholder rights) and sold the firms in the highest decile of the index (weakest shareholder rights) would have earned abnormal returns of 8.5 percent per year during the sample period. Furthermore, the Governance Index is highly correlated with firm value. In 1990, a one-point increase in the index is associated with a 2.4 percentage-point lower value for Tobin's *Q*. By 1999, this difference had increased significantly, with a one-point increase in the index associated with an 8.9 percentage-point lower value for Tobin's *Q*. Finally, we find that weaker shareholder rights are associated with lower profits, lower sales growth, higher capital expenditures, and a higher amount of corporate acquisitions. We conclude with a discussion of several causal interpretations.

Keywords: *Corporate governance, shareholder rights, investor protection, agency problems, entrenched management, hostile takeovers, poison pills, golden parachutes, greenmail.*

June 13, 1997

Tossing the Poison Pill

by Jim Surowiecki (Surowiecki)

In the 1980s, as corporate America was swept by merger- and- acquisitions fervor and the leveraged buyout (LBO) became the favored tool of raiders like Victor Posner, Carl Icahn, and Ronald Perelman, corporations came up with a slew of tactics designed to frustrate hostile acquisitions. The tactics were all christened with vaguely poetic labels, testimony to the self-mythologizing that characterized so much of that world. Companies under assault would try to find a "white knight," an outside investor who would either acquire the company outright or buy enough shares to repel any hostile advances. Elaborate "golden parachute" clauses were written into managers' contracts, increasing the cost of any takeover. And "poison pill" plans were adopted, schemes in which any takeover attempt immediately allowed the company to issue millions of extra shares to existing shareholders, making it much more expensive to acquire the company.

In the context of the 1980s, when any number of LBOs resulted in the dismantling of profitable companies and the crippling of others with huge debt burdens, the embrace of schemes like the poison pill was understandable. But while these schemes did have the (perhaps) beneficial effect of making hostile takeovers more difficult, they also had the effect of making corporate management less accountable to shareholders. Takeover attempts only work, after all, if the offer put on the table represents a meaningful premium to the company's share price. What such an attempt signals, then, is generally -- though not always -- that management has created a situation in which the market is undervaluing the company. Shareholders' response to a takeover offer might be seen, in this context, as a kind of referendum on management -- the kind of referendum that management almost always wants to avoid.

The poison pill is, in a sense, the ideal tool for insulating management from real accountability because it works by giving existing shareholders a "right" they didn't previously have, namely the right to buy a certain number of new shares -- generally at a discounted price -- once a hostile acquirer has built up a sizeable stake of shares or announces intentions to do so. Take, as a simple example, SNYDER OIL (NYSE: SNY), which recently adopted such a plan. If any person or group acquires 20% or more of Snyder's stock, each shareholder -- other than the acquirer -- will have the right to buy for $70 common shares worth twice as much.

On the surface, this seems to represent a boon to shareholders, since they get to buy new shares at essentially a 50% discount (though many poison pill plans are not quite so generous). While the manner in which such a plan treats shareholders differently seems troubling -- the potential acquirer, who is a shareholder like any other, is the only one who doesn't get to buy the new shares -- for current shareholders poison pills often appear to be a license to print money.

The only difference, of course, is that what's being printed is not money but rather common stock, and in the long run issuing millions of shares without any corresponding increase in the company's profits is almost guaranteed to dilute the value of those shares. The term "poison pill," after all, was intended to evoke the somewhat suicidal quality of the maneuver. The plans make it impossible for companies to be acquired, but do so by making them so inflated in market cap -- though not in share price -- as to invite disaster.

Still, because poison pills protect management, and because they do so while embracing the rhetoric of "shareholder rights," more than a few corporations adopted them during the 1980s. In fact, over 1,800 public U.S. corporations have some form of a poison pill. What's interesting is that this has set the stage for a series of sharply contested battles over poison pills in the last year, battles that generally pit company management against shareholder activists anxious to abolish the plans. In the context of the ongoing attempt to make corporations more responsible to their owners, the struggle against poison pills is crucial, even if often for only symbolic reasons. By stripping away yet another of the multiple layers of insulation and mediation that have been built up between shareholders and management, the elimination of poison pills works to create an environment in which those who own the company are able to exercise real voice.

Needless to say, more than a few managers see things rather differently, and are spending a great deal of time trying to convince shareholders to keep -- or, in some cases, even to adopt -- poison pills. Their efforts, though, have been lent a great deal of urgency by the success that shareholder activists have had in getting resolutions to rescind the poison pills placed on proxy ballots. The fight over poison pills is taking place at shareholder meetings across the country, and it's a fight more often acrimonious and bitter than it is gentlemanly.

This spring, 20 different anti-poison pill resolutions were being considered by shareholders. Some of these resolutions called for the outright elimination of pills, others were non-binding resolutions asking the board to approve elimination, and still others required companies without pills to seek shareholder approval before adopting one. In April, shareholders at **FLEMING** (NYSE: FLM) voted on one such plan, and for the first time in history imposed a mandatory rule prohibiting a board from implementing a pill plan without prior approval. And in February, **TRW** (NYSE: TRW) agreed to drop its poison pill by the year 2000 or to get shareholder approval for its extension in exchange for the withdrawal of an anti-pill resolution that had been sponsored by the Operating Engineers union.

Perhaps the most striking victory for antipill advocates came just a month ago, when shareholders of **COLUMBIA/HCA HEALTHCARE** (NYSE: COL) voted overwhelmingly to eliminate a poison pill measure that the company had adopted -- without shareholder approval -- just four years earlier. The antipill resolution, initially proposed by a investment fund, was embraced strongly by the Service Employees International Union (SEIU), which represents many of Columbia's workers. SEIU conducted a mailing campaign in support of the resolution, arguing that any plan which could have a dramatic impact on shareholder value should, at the very least, be approved by shareholders. Tellingly, after the vote's outcome was made public -- 61% of the votes cast were in favor of eliminating the pill -- Columbia's CEO, Rick Scott, said that the resolution was nonbinding and that shareholders did not have the final say. "The board of directors," he said, "is not required to accept the decision of the shareholders on this issue." Just a few days later, though, the board in fact voted to accept that decision.

A similarly contentious struggle is currently underway at **MAY DEPARTMENT STORES** (NYSE: MAY), where Monday company management proclaimed victory in its fight against an antipill resolution, even as UNITE, the union which had sponsored the resolution, levied charges of voting fraud. May filed papers with the SEC that said 110 million votes were cast against the resolution and 82 million votes were cast in favor. But 50 million of the votes cast came from proxy cards that the company had sent out before the antipill resolution was on the ballot. These proxies, which the company has called "discretionary," were used by the company to vote against the antipill resolution unless shareholders later filed an amended card. Astonishingly, the company has admitted its actions but insists that the vote is still valid. UNITE has filed suit to have the discretionary proxies tossed out.

Both Scott's comments and May's tactics are emblematic of the lengths to which management will go in order to protect its prerogatives. It's no coincidence, in that sense, that unions have been the driving force behind the antipill movement, since labor has a clear interest in ensuring that managers are responsible to someone other than themselves. What's most impressive about the antipill resolutions, though, is just how popular they are. According to a study by the Investor Responsibility Research Center cited by the Wall Street Journal, over the last three years these resolutions have garnered the highest

See Previous issues of Labor's Money

Labor's Money:

- A Newsletter for the Taft-Hartley Proxy Voter -

Fall 2001

Shareholder Proposal Prompts Company to Add Sunset Provision to Pill

Company's initial response was not enough, says union funds

McDermott International is adopting a poison pill with a "sunset clause" that makes the continuation of its pill contingent on shareholder approval at the next annual meeting, the company said October 17. At the 2001 annual meeting, the company faced a poison pill proposal from the American Federation of State, County and Municipal Employees (AFSCME). The proposal passed with the support of 54.7 percent of the votes cast, and the company allowed the pill to expire immediately before the annual meeting.

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Since the initial vote, the company has been in negotiations with the proponent. "This is exactly the kind of process we applaud," says Mike Zucker, director of the office of corporate affairs at AFSCME. Zucker reports that AFSCME is pleased that the company is putting the pill up for a vote. "It's clear that our proposal prompted this response from the company. What we've always advocated is that the shareholders get to choose what type of tools a board may use to protect shareholders' own interests."

The pill, in addition to requiring shareholder approval for its continuation, is set to expire in five years instead of the more traditional ten years.

AFSCME has not disclosed yet where it will file proposals for 2002, but Zucker notes that the union fund plans to file some poison pill resolutions.

return to index

3 – Shareholder Vote regarding Poison Pills

This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Allow Shareholder Vote regarding Poison Pills
Yes on 3

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

RECEIVED
2003 JAN 10 PM 3:41
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 9, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted for Inclusion in the Genuine Parts Company 2003 Proxy Statement by Nick Rossi, appointing John Chevedden as Proxy

Dear Sir or Madam:

On behalf of Genuine Parts Company ("GPC" or the "Company"), we hereby submit this letter in response to the letter submitted by John Chevedden, dated December 20, 2002, in connection with GPC's no-action request, dated December 12, 2002 ("GPC No-Action Request") to the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission regarding Mr. Chevedden's shareholder proposal (the "Proposal"). The Proposal recommends that GPC's Board of Directors redeem any poison pill previously issued (if applicable) and that it not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote. As noted in GPC's No-Action Request, the Company believes that the Proposal should be excluded under Rule 14a-8(i)(3).

The following are the Company's responses to the statements included in Mr. Chevedden's December 20th letter (the "Chevedden Response Letter"), a copy of which is attached hereto as Exhibit A. Please note that the Chevedden Response Letter did not address all of the issues raised in the GPC No-Action Request.

1. 60% Overall Poison Pill Proposal Average Voting Result for 2002.

In both the Chevedden Response Letter and the Proposal, Mr. Chevedden states that "This topic won an average 60% yes vote at 50 companies in 2002." There is no source cited for this statistic in the Proposal, but the Chevedden Response Letter does include a page from the IRRC website purporting to support this statement. Attached as Exhibit B hereto please find the relevant page from the Georgeson Shareholder *2002 Annual Corporate Governance Review, Shareholder Proposals and Proxy Contests* publication cited in the Company's no-action request letter, which page reflects a 59% approval rate for the 50 poison pill shareholder proposals reported during 2002.

Since different organizations are publishing different statistics regarding the average number of yes votes received by poison pill proposals in 2002, the Company requests that the SEC direct the proponent to either remove this statement from the Proposal or state the source used for the statistic.

2. Harvard Business School Study.

Despite the contentions in the Chevedden Response Letter that the study referenced in the Proposal is an official Harvard Business School study, the Company still maintains that the study referred to was actually published by the individual professors and/or the National Bureau of Economic Research, not the Harvard Business School. For your convenience, we have attached as Exhibit C the complete "Corporate Governance and Equity Prices" study referenced in the Proposal. The Company believes that labeling the attached study as a "Harvard Business School Study" or "Harvard Report" is misleading to the reader since there is no evidence that this study has been officially endorsed or approved by the Harvard Business School.

In addition, the Chevedden Response Letter states that "in the Harvard Report 'poison pills' is the first index item described." Mr. Chevedden's claim is incorrect. The poison pill is one of 24 distinct corporate governance provisions described in the report. In developing the corporate governance index, the professors weighted each of the 24 corporate governance provisions equally. On page 4 of the report, the authors state "[o]ur index is straightforward: for every firm, we add one point for every [corporate governance] provision that reduces shareholder rights." In Appendix A to the report, Poison Pills are the sixteenth corporate governance provision described. There is no indication anywhere in the report that poison pills are any more relevant to the study results than any of the other 23 corporate governance provisions. Therefore, the statements in the Proposal are false and misleading as they indicate that the study focused on poison pills.

The Company requests that the Staff direct the proponent to delete the statements in the second paragraph of the Proposal regarding the "Harvard Report".

3. Website Reference.

The Chevedden Response Letter contends that the Company cited "pre-SLB No. 14 cases." Staff Legal Bulletin No. 14 was released on July 13, 2001. All of the Staff No-Action Letters cited in our December 12th no-action request letter, including Raytheon (March 13, 2002) and Sabre Holdings Corporation (March 18, 2002), were released in 2002. Furthermore, we believe that Staff Legal Bulletin No. 14 supports the Company's arguments for exclusion of the www.cii.org website. Question F. 1 of Staff Legal Bulletin No. 14 states that a website address may be excluded under Rule 14a-8(i)(3) because "information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

The Chevedden Response Letter cites Occidental Petroleum, SEC No-Action Letter (March 8, 2002), as support for inclusion of the website. It is true that the shareholder proposal in that No-Action Letter included a website address and the SEC did not require deletion of that website address. However, Occidental Petroleum is not relevant to the issue raised in GPC No-Action Request as Occidental Petroleum did not request the deletion of the website address under Rule 14a-8(i)(3).

The Chevedden Response Letter also cites Boeing Company, SEC No-Action Letter (February 7, 2002). Mr. Chevedden states that Boeing Company "asked that the Council of Institutional Investors website be excluded. The Staff letter did not instruct the proponent to omit the website and Boeing published the website." Mr. Chevedden drafted the shareholder proposal at issue in the Boeing Company SEC No-Action Letter (February 7, 2002). Such proposal did not include any reference to the Council of Institutional Investors' website. As a result, Boeing Company did not challenge the inclusion of any website address as Mr. Chevedden claims. Furthermore, the SEC did not make any determinations with respect to the shareholder proposal because the proposal was voluntarily withdrawn by the proponent.

We do not understand why the Chevedden Response Letter cites Boeing Company, SEC No-Action Letter (February 7, 2002), as favorable precedent for inclusion of a website address. If Mr. Chevedden intended to cite Boeing Company, SEC No-Action Letter (March 2, 2002), he would still be mistaken. In Boeing Company (March 2, 2002), the shareholder proposal (submitted by Mr. Chevedden) did include a reference to the www.cii.org website that was challenged by Boeing. However, in the SEC No-Action Letter, the Staff directed the proponent to "delete (www.cii.org)". GPC has challenged the inclusion of the www.cii.org website in its proxy materials for the same reasons cited by Boeing. For your convenience, we have attached a copy of this SEC No-Action Letter as Exhibit D hereto.

The Company requests that the Staff direct the proponent to delete the reference to the www.cii.org website included in the Proposal.

Should the Staff have any questions regarding any aspect of this matter or require any additional information, please contact the undersigned at (404) 881-7992. We appreciate your consideration in this matter.

Very truly yours,

W. Thomas Carter, III

cc: John Chevedden
Carol Yancey, Genuine Parts Company

EXHIBIT A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

December 20, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Genuine Parts Company (GPC)
Investor Response to Company No Action Request
Poison Pill Topic
Nick Rossi

Ladies and Gentlemen:

This letter addresses the company December 12, 2002 no action request.
The text that follows supports the respective line listing in the shareholder proposal.

Line 2

The 60% overall pill proposal vote result is highlighted in the enclosed Investor Responsibility Research Center chart. The company focus on the difference between 59% and 60% may lend a cloud of trivia to other company claims.

Line 7 to line 11

The "2001 Harvard Business School study" which was "conducted with the University of Pennsylvania's Wharton School" is an accurate statement which focuses on the source for the expertise and methodology of this study. This is of prime importance to shareholders. It is more relevant for shareholders to know the professional affiliations of the authors of the study, as compared to the name of each author.

Harvard Business School and the University of Pennsylvania's Wharton School are both listed on the cover page of the report. The lead author of the report is Paul A. Gompers, Harvard Business School.

In the Harvard Report "poison pills" is the first index item described. There is no company claim that the Harvard Report cites a poison pill as being one of the less important items listed.

The report abstract states that we found a striking relationship between corporate governance and stock returns. An investment strategy that bought stocks with the strongest shareholder rights and sold stocks with the weakest shareholder rights would have earned abnormal [positive] returns of 8.5 percent per year. We find that weaker shareholder rights are associated with lower profits, lower sales growth.

The following company supplied source for the text can be included in the proposal: http://papers.nber.org/papers/W8449.

Line 18

SLB No. 14 address the inclusion of websites in shareholder proposals, "[W]e count a website address as one word for purposes of the 500-word limitation …"

The company cites pre-SLB No. 14 cases.

The following are precedents with exhibits for the Council of Institutional Investor or other corporate governance websites to be included in proposal text:

Occidental Petroleum Corporation (March 8, 2002)

"• revise the phrase that begins 'Pills adversely affect …' and ends '… www.thecorporatelibrary.com/power' so that it includes the accurate quote from the page reference to the referenced source;"

The Boeing Company (February 7, 2002)

The company asked that the Council of Institutional Investors website be excluded. The Staff letter did not instruct the proponent to omit the website and Boeing published the website.

The use of the command-find tool will lead the shareholder to the relevant text in the website.

The company cites the URL for the Harvard report http://papers.nber.org/papers/W8449, yet seeks to deny shareholders a URL reference for the Council of Institutional Investors. The page with text on the poison pill is one mouse click away from the home page. This reflects the trivial nature of company claims.

Line 21

Source articles are included for the Columbia/HCA Healthcare and McDermott International company responses to an antipill shareholder proposal.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden

cc:
Nick Rossi

Larry Prince
Chairman

IRRC
Corporate Governance Service
Research Section

AVERAGE VOTING RESULTS ON SIGNIFICANT CORPORATE GOVERNANCE PROPOSALS

	—2002—		—2001—		
(X) pending proposals	*# of proposals*	*Average vote+*	*# of proposals*	*Average vote+*	*Trend^*
Eliminate supermajority vote	10	61.5	12	57.9	+3.6
Repeal classified board	41	61.3	46	52.4	+8.9
Redeem or vote on poison pill	50	60.2	22	57.0	+3.2
Confidential voting	5	59.4	7	52.9	+6.5
Increase compensation committee indepencence	2	43.1	2	42.1	+1.0
No repricing underwater stock options	2	41.0	1	46.6	--
Separate CEO & chairman	3	35.8	3	15.7	+20.1
Vote on future golden parachutes	18	35.3	13	31.8	+3.5
Provide for cumulative voting	19	33.2	19	30.4	+2.8
Increase board independence	12	30.8	7	22.5	+8.3
Increase board diversity(1)	3	21.2	6	20.5	+0.7
Increase nominating committee independence	6	20.3	2	38.6	-18.3
Performance-based stock options	4	19.9	9	25.9	-6.0
Restrict executive compensation*	8	16.0	17	12.2	+3.8
Sell company/spin off/hire investment banker	2	13.5	21	13.2	+0.3
Disclose executive compensation	2	10.1	2	9.2	+0.9
Increase key committee independence	7	21.4			
No consulting by auditors	21	28.8			
Pension fund surplus reporting	5	25.9			
Report on dirs' role in corp. strategy	7	8.5			

+Vote as percentage of shares voted for and against, abstentions excluded
**Includes proposals to restrict executive pay, cap executive pay and link executive pay to performance*
^Trend figures are calculated for categories with more than one proposal

THE CORPORATE LIBRARY
News Briefs
October 31 - November 13, 2001 Vol. 3, No. 31

Shareholder-Friendly Companies Outperform

United States – Companies that engage in such pro-management provisions as poison pills, super-majority votes, golden parachutes and classified boards averaged annual shareholder returns that were 8.5% less than shareholder-friendly firms, according to a survey of 1,500 companies authored by Wharton School of Business Finance Professor Andrew Metrick and Harvard University's Paul Gompers and Joy Ishii. The survey deducted points for every company by-law that worked against shareholder value. Those companies that most empowered shareholders - Hewlett-Packard (HWP), IBM, Wal-Mart (WMT), DuPont (DD), Southern Company (SO), and Berkshire Hathaway (BRKa) - outperformed the S&P 500 by 3.5% from 1990 to 1999. More pro-management companies - GTE, Waste Management (WMI), Time Warner, Kmart (KM), and United Telecommunications – trailed the S&P 500 by 5% from 1990 to 1999.

Financial Times, November 9, 2001

Corporate Governance and Equity Prices

July 2001

Paul A. Gompers
Harvard Business School
Harvard University and NBER

Joy L. Ishii
Department of Economics
Harvard University

Andrew Metrick
Department of Finance, The Wharton School
University of Pennsylvania and NBER

We thank Darrell Duffie, Gary Gorton, Edward Glaeser, Joe Gyourko, Steve Kaplan, Sendhil Mullainathan, Krishna Ramaswamy, Virginia Rosenbaum, Andrei Shleifer, Rob Stambaugh, Joel Waldfogel, Julie Wulf and seminar participants at Wharton and INSEAD for helpful comments. Ishii acknowledges support from an NSF Graduate Fellowship.

ABSTRACT

Corporate-governance provisions related to takeover defenses and shareholder rights vary substantially across firms. In this paper, we use the incidence of 24 different provisions to build a "Governance Index" for about 1,500 firms per year, and then we study the relationship between this index and several forward-looking performance measures during the 1990s. We find a striking relationship between corporate governance and stock returns. An investment strategy that bought the firms in the lowest decile of the index (strongest shareholder rights) and sold the firms in the highest decile of the index (weakest shareholder rights) would have earned abnormal returns of 8.5 percent per year during the sample period. Furthermore, the Governance Index is highly correlated with firm value. In 1990, a one-point increase in the index is associated with a 2.4 percentage-point lower value for Tobin's *Q*. By 1999, this difference had increased significantly, with a one-point increase in the index associated with an 8.9 percentage-point lower value for Tobin's *Q*. Finally, we find that weaker shareholder rights are associated with lower profits, lower sales growth, higher capital expenditures, and a higher amount of corporate acquisitions. We conclude with a discussion of several causal interpretations.

Keywords: *Corporate governance, shareholder rights, investor protection, agency problems, entrenched management, hostile takeovers, poison pills, golden parachutes, greenmail.*

June 13, 1997

Tossing the Poison Pill

by Jim Surowiecki (Surowiecki)

In the 1980s, as corporate America was swept by merger- and- acquisitions fervor and the leveraged buyout (LBO) became the favored tool of raiders like Victor Posner, Carl Icahn, and Ronald Perelman, corporations came up with a slew of tactics designed to frustrate hostile acquisitions. The tactics were all christened with vaguely poetic labels, testimony to the self-mythologizing that characterized so much of that world. Companies under assault would try to find a "white knight," an outside investor who would either acquire the company outright or buy enough shares to repel any hostile advances. Elaborate "golden parachute" clauses were written into managers' contracts, increasing the cost of any takeover. And "poison pill" plans were adopted, schemes in which any takeover attempt immediately allowed the company to issue millions of extra shares to existing shareholders, making it much more expensive to acquire the company.

In the context of the 1980s, when any number of LBOs resulted in the dismantling of profitable companies and the crippling of others with huge debt burdens, the embrace of schemes like the poison pill was understandable. But while these schemes did have the (perhaps) beneficial effect of making hostile takeovers more difficult, they also had the effect of making corporate management less accountable to shareholders. Takeover attempts only work, after all, if the offer put on the table represents a meaningful premium to the company's share price. What such an attempt signals, then, is generally -- though not always -- that management has created a situation in which the market is undervaluing the company. Shareholders' response to a takeover offer might be seen, in this context, as a kind of referendum on management -- the kind of referendum that management almost always wants to avoid.

The poison pill is, in a sense, the ideal tool for insulating management from real accountability because it works by giving existing shareholders a "right" they didn't previously have, namely the right to buy a certain number of new shares -- generally at a discounted price -- once a hostile acquirer has built up a sizeable stake of shares or announces intentions to do so. Take, as a simple example, SNYDER OIL (NYSE: SNY), which recently adopted such a plan. If any person or group acquires 20% or more of Snyder's stock, each shareholder -- other than the acquirer -- will have the right to buy for $70 common shares worth twice as much.

On the surface, this seems to represent a boon to shareholders, since they get to buy new shares at essentially a 50% discount (though many poison pill plans are not quite so generous). While the manner in which such a plan treats shareholders differently seems troubling -- the potential acquirer, who is a shareholder like any other, is the only one who doesn't get to buy the new shares -- for current shareholders poison pills often appear to be a license to print money.

The only difference, of course, is that what's being printed is not money but rather common stock, and in the long run issuing millions of shares without any corresponding increase in the company's profits is almost guaranteed to dilute the value of those shares. The term "poison pill," after all, was intended to evoke the somewhat suicidal quality of the maneuver. The plans make it impossible for companies to be acquired, but do so by making them so inflated in market cap -- though not in share price -- as to invite disaster.

Still, because poison pills protect management, and because they do so while embracing the rhetoric of "shareholder rights," more than a few corporations adopted them during the 1980s. In fact, over 1,80C public U.S. corporations have some form of a poison pill. What's interesting is that this has set the stage for a series of sharply contested battles over poison pills in the last year, battles that generally pit company management against shareholder activists anxious to abolish the plans. In the context of the ongoing attempt to make corporations more responsible to their owners, the struggle against poison pills is crucial, even if often for only symbolic reasons. By stripping away yet another of the multiple layers of insulation and mediation that have been built up between shareholders and management, the elimination of poison pills works to create an environment in which those who own the company are able to exercise real voice.

Needless to say, more than a few managers see things rather differently, and are spending a great deal of time trying to convince shareholders to keep -- or, in some cases, even to adopt -- poison pills. Their efforts, though, have been lent a great deal of urgency by the success that shareholder activists have had in getting resolutions to rescind the poison pills placed on proxy ballots. The fight over poison pills is taking place at shareholder meetings across the country, and it's a fight more often acrimonious and bitter than it is gentlemanly.

This spring, 20 different anti-poison pill resolutions were being considered by shareholders. Some of these resolutions called for the outright elimination of pills, others were non-binding resolutions asking the board to approve elimination, and still others required companies without pills to seek shareholder approval before adopting one. In April, shareholders at **FLEMING** (NYSE: FLM) voted on one such plan, and for the first time in history imposed a mandatory rule prohibiting a board from implementing a pill plan without prior approval. And in February, **TRW** (NYSE: TRW) agreed to drop its poison pill by the year 2000 or to get shareholder approval for its extension in exchange for the withdrawal of an anti-pill resolution that had been sponsored by the Operating Engineers union.

Perhaps the most striking victory for antipill advocates came just a month ago, when shareholders of **COLUMBIA/HCA HEALTHCARE** (NYSE: COL) voted overwhelmingly to eliminate a poison pill measure that the company had adopted -- without shareholder approval -- just four years earlier. The antipill resolution, initially proposed by a investment fund, was embraced strongly by the Service Employees International Union (SEIU), which represents many of Columbia's workers. SEIU conducted a mailing campaign in support of the resolution, arguing that any plan which could have a dramatic impact on shareholder value should, at the very least, be approved by shareholders. Tellingly, after the vote's outcome was made public -- 61% of the votes cast were in favor of eliminating the pill -- Columbia's CEO, Rick Scott, said that the resolution was nonbinding and that shareholders did not have the final say. "The board of directors," he said, "is not required to accept the decision of the shareholders on this issue." Just a few days later, though, the board in fact voted to accept that decision.

A similarly contentious struggle is currently underway at **MAY DEPARTMENT STORES** (NYSE: MAY), where Monday company management proclaimed victory in its fight against an antipill resolution, even as UNITE, the union which had sponsored the resolution, levied charges of voting fraud. May filed papers with the SEC that said 110 million votes were cast against the resolution and 82 million votes were cast in favor. But 50 million of the votes cast came from proxy cards that the company had sent out before the antipill resolution was on the ballot. These proxies, which the company has called "discretionary," were used by the company to vote against the antipill resolution unless shareholders later filed an amended card. Astonishingly, the company has admitted its actions but insists that the vote is still valid. UNITE has filed suit to have the discretionary proxies tossed out.

Both Scott's comments and May's tactics are emblematic of the lengths to which management will go in order to protect its prerogatives. It's no coincidence, in that sense, that unions have been the driving force behind the antipill movement, since labor has a clear interest in ensuring that managers are responsible to someone other than themselves. What's most impressive about the antipill resolutions, though, is just how popular they are. According to a study by the Investor Responsibility Research Center cited by the Wall Street Journal, over the last three years these resolutions have garnered the highest

See Previous issues of Labor's Money

Labor's Money:

- A Newsletter for the Taft-Hartley Proxy Voter -

Fall 2001

Shareholder Proposal Prompts Company to Add Sunset Provision to Pill

Company's initial response was not enough, says union funds

McDermott International is adopting a poison pill with a "sunset clause" that makes the continuation of its pill contingent on shareholder approval at the next annual meeting, the company said October 17. At the 2001 annual meeting, the company faced a poison pill proposal from the American Federation of State, County and Municipal Employees (AFSCME). The proposal passed with the support of 54.7 percent of the votes cast, and the company allowed the pill to expire immediately before the annual meeting.

Since the initial vote, the company has been in negotiations with the proponent. "This is exactly the kind of process we applaud," says Mike Zucker, director of the office of corporate affairs at AFSCME. Zucker reports that AFSCME is pleased that the company is putting the pill up for a vote. "It's clear that our proposal prompted this response from the company. What we've always advocated is that the shareholders get to choose what type of tools a board may use to protect shareholders' own interests."

The pill, in addition to requiring shareholder approval for its continuation, is set to expire in five years instead of the more traditional ten years.

AFSCME has not disclosed yet where it will file proposals for 2002, but Zucker notes that the union fund plans to file some poison pill resolutions.

return to index

POB 1992
90278



LOS ANGELES CA

Mr Larry Prince
Chairman
Genuine Parts
2999 Circle 75 Parkway
Atlanta, GA 30339

EXHIBIT B

ANNUAL CORPORATE GOVERNANCE REVIEW

Shareholder Proposals and Proxy Contests

2002

Georgeson Shareholder

Figure 7
Corporate Governance Shareholder Proposals
Proposals Withdrawn by Sponsor Type, 1997-2002


150
120
90
60
30
0
Religious Organizations
Unions
Pensions
SUBMITTED, NOT WITHDRAWN
WITHDRAWN

Figure 8
Corporate Governance Proposals - Summary Average Voting Results For Selected Proposals
2002 Annual Meeting Season

PROPOSAL TYPE	RESULTS AVAILABLE	AS PERCENT OF SHARES OUTSTANDING				AS PERCENT OF VOTES		
		FOR	AGAINST	ABSTAIN	NON-VOTE	FOR	AGAINST	ABSTAIN
Poison Pill Rescission	50 of 50	42%	28%	2%	13%	59%	39%	2%
Confidential Voting	5 of 5	36%	25%	1%	19%	59%	40%	1%
Study Sale of Company	1 of 1	10%	64%	0%	23%	14%	86%	0%
Repeal Classified Board	39 of 40	45%	28%	1%	14%	60%	38%	2%
Board Related	58 of 60	13%	56%	2%	15%	19%	79%	3%
Restrict Executive Compensation	5 of 5	8%	57%	3%	13%	11%	84%	5%
Performance Based Compensation	6 of 6	16%	53%	1%	17%	22%	75%	2%
Audit Related	20 of 21	19%	51%	2%	13%	27%	69%	3%

EXHIBIT C

NBER WORKING PAPER SERIES

CORPORATE GOVERNANCE AND EQUITY PRICES

Paul A. Gompers
Joy L. Ishii
Andrew Metrick

Working Paper 8449
http://www.nber.org/papers/w8449

NATIONAL BUREAU OF ECONOMIC RESEARCH
1050 Massachusetts Avenue
Cambridge, MA 02138
August 2001

We thank Darrell Duffie, Gary Gorton, Edward Glaeser, Joe Gyourko, Steve Kaplan, Sendhil Mullainathan, Krishna Ramaswamy, Virginia Rosenbaum, Andrei Shleifer, Rob Stambaugh, Joel Waldfogel, Julie Wulf and seminar participants at Wharton and INSEAD for helpful comments. Ishii acknowledges support from an NSF Graduate Fellowship. The views expressed herein are those of the authors and not necessarily those of the National Bureau of Economic Research.

Corporate Governance and Equity Prices
Paul A. Gompers, Joy L. Ishii and Andrew Metrick
NBER Working Paper No. 8449
August 2001
JEL No. G3

ABSTRACT

Corporate-governance provisions related to takeover defenses and shareholder rights vary substantially across firms. In this paper, we use the incidence of 24 different provisions to build a "Governance Index" for about 1,500 firms per year, and then we study the relationship between this index and several forward-looking performance measures during the 1990s. We find a striking relationship between corporate governance and stock returns. An investment strategy that bought the firms in the lowest decile of the index (strongest shareholder rights) and sold the firms in the highest decile of the index (weakest shareholder rights) would have earned abnormal returns of 8.5 percent per year during the sample period. Furthermore, the Governance Index is highly correlated with firm value. In 1990, a one-point increase in the index is associated with a 2.4 percentage-point lower value for Tobin's Q. By 1999, this difference had increased significantly, with a one-point increase in the index associated with an 8.9 percentage-point lower value for Tobin's Q. Finally, we find that weaker shareholder rights are associated with lower profits, lower sales growth, higher capital expenditures, and a higher amount of corporate acquisitions. We conclude with a discussion of several causal interpretations.

Paul A. Gompers
Morgan 485
Graduate School of Business Administration
Harvard University
Boston, MA 02163
and NBER

Joy L. Ishii
88 Concord Ave., Apt. 2
Somerville, MA 02143
Harvard University
and NBER

Andrew Metrick
Department of Finance, 2300 SH-DH
University of Pennsylvania - The Wharton School
3620 Locust Walk
Philadelphia, PA 19104
and NBER

1. Introduction

In reaction to the takeover wave of the 1980s, many firms adopted takeover defenses and other corporate provisions designed to reduce shareholder rights. At the same time, many states passed laws giving firms further protection against takeovers. The end result was wide variation in governance structures across U.S. firms. The relative stability of these structures since 1990 allows for a long-term study of the relationship of corporate governance with stock prices, returns, and corporate performance. Our results demonstrate that firms with weaker shareholder rights earned significantly lower returns, were valued lower, had poorer operating performance, and engaged in greater capital expenditure and takeover activity.

Corporate governance addresses the agency problems that are induced by the separation of ownership and control in the modern corporation. Even in developed countries, these agency problems continue to be sources of large costs to shareholders.[1] In the United States, the primary methods of solving these agency problems are the legal protection of minority investors (including voting rights), the use of boards of directors as monitors of senior management, and an active market for corporate control ("takeovers"). The strength of these methods is determined by securities regulation (at the federal level), corporate law (at the state level), and corporate bylaws, charter provisions, and other rules (at the firm level).

Taken together, these regulations, laws, and provisions define the power-sharing relationship between investors and managers. For example, firms can implement defenses like "poison pills" or classified ("staggered") boards to try to prevent hostile takeovers. Such takeover defenses can either benefit shareholders, if managers use their increased bargaining

---

[1] Studies of agency problems due to the separation of ownership and control date back to Berle and Means (1932), with its modern development by Jensen and Meckling (1976), Fama and Jensen (1983a, 1983b), and Jensen (1986). Empirical evidence of agency costs is surveyed by Shleifer and Vishny (1997).

power to increase the purchase price, or hurt shareholders, if managers use the defenses to entrench themselves and extract private benefits.[2] Similarly, firms have wide latitude in setting the rules for shareholder voting and the election of the board of directors. If they choose, managers can use this latitude to make it more difficult for shareholders to exercise any influence or control.

Most of the firm-specific variation in corporate governance is a result of provisions adopted and laws passed in the second half of the 1980s. The impact of these changes on shareholder wealth has been analyzed through numerous event studies. Studies of firm-specific provisions face the difficulty that many changes are driven by contemporaneous conditions, and thus the adoption of a provision can both change the governance structure and provide a signal of managers' private information. Event studies of changes in state law are mostly immune from this problem, but are complicated by difficulties in identifying a single date for an event that is preceded by legislative negotiation and followed by judicial uncertainty. Notwithstanding these caveats, the overall evidence suggests small or zero wealth effects for provision adoption and new laws.[3]

In contrast to the direct study of wealth effects, several studies find significant evidence of increased agency costs following the adoption of takeover defenses and the passage of state takeover laws. Borokhovich, Brunarski and Parrino (1997) show that compensation rises for CEOs of firms adopting takeover defenses. Bertrand and Mullainathan (1999a, 1999b, and 2000) find a similar result for CEOs and other employees in firms newly covered by state takeover laws. They also find that these laws cause a decrease in plant-level efficiency,

[2] Researchers have proposed several reasons why takeover defenses might increase shareholder wealth, despite the possible presence of additional agency costs. See DeAngelo and Rice (1983), Shleifer and Vishny (1990), Stein (1988 and 1989), and Stulz (1988).
[3] Comment and Schwert (1995), Karpoff and Malatesta (1989), and Jarrell and Poulsen (1988) are thorough reviews of this evidence.

measured either by total factor productivity or return on capital. Garvey and Hanka (1999) show that state takeover laws led to changes in leverage consistent with increased corporate slack. It is difficult to reconcile this agency-cost evidence with the small announcement effects and with Comment and Schwert's (1995) finding that these laws do not deter takeovers.

A related line of research examines the valuation and long-run performance implications of board membership and structure. This literature finds strong evidence that board membership is related to the degree of agency problems at firms. [Byrd and Hickman (1992), Weisbach (1988), Borokhovich, Parrino, and Trapani (1996)]. Nevertheless, as with the studies on takeover defenses, the evidence for the direct relationship with performance is mixed or goes in an opposite direction from the agency problems. [Bhagat and Black (1999), Core, Larcker, and Holthausen (1999), Hermalin and Weisbach (1991), Yermack (1996)].

For both board membership and takeover defenses, there is a clear relationship with agency costs, but only a weak or nonexistent link with firm value or performance. In an attempt to make more sense of these patterns, our analysis takes a different and complementary approach from the prior literature. Rather than examining performance implications of board structure or looking for wealth effects around announcements of new laws and provisions, we focus on the relationship between a large set of corporate-governance provisions and a firm's long-term performance. We view these provisions as being like a slow-moving "constitution" for the firm that sets the rules for faster-adjusting forms of governance such as board membership, CEO compensation, and shareholder activism. In this respect, our analysis builds on the law and finance literature that examines the impact of national and state law on firm value and performance.[4]

Like most examples of legal origin and change, the governance structures of a firm are not exogenous, so it is difficult in most cases to draw causal inferences. For this reason, *we make no claims about the direction of causality between governance and performance.* Instead, we analyze whether governance is a useful variable for explaining cross-sectional variation in performance that is not already incorporated into market prices or other firm characteristics. We find economically significant explanatory power along many dimensions, and in the conclusion to the paper we discuss several causal interpretations of these findings and the corresponding policy conclusions for each case.

The data on corporate governance at the firm level are drawn from publications of the Investor Responsibility Research Center (IRRC), an organization that has tracked the provisions for about 1,500 firms per year since 1990. We supplement the IRRC data with information about state takeover laws. These combined resources yield 24 distinct corporate-governance provisions.[5] In Section I, we describe these provisions and data sources in more detail. In Section II, we construct a "Governance Index" from these data to proxy for the balance of power between shareholders and managers. Our index construction is straightforward: for every firm, we add one point for every provision that reduces shareholder rights. This reduction of rights is straightforward in most cases, and the more ambiguous cases are discussed. We then use this index as the central unit of analysis for the rest of the paper. Firms in the highest decile of the index are placed in the "Management Portfolio" and are referred to as having the "highest

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[4] For a survey of this literature, see LaPorta et al. (2000). The most closely related analyses to our own are LaPorta et al. (2001), which analyzes the international relationship between shareholder protection and firm value, and Daines (2001), which analyzes the impact of Delaware law on firm value.

[5] For the remainder of the paper, we refer interchangeably to corporate governance "laws", "rules", and "provisions". We also refer interchangeably to "shareholders" and "investors".

management power" or the "weakest shareholder rights"; firms in the lowest decile of the index are placed in the "Shareholder Portfolio" and are referred to as having the "lowest management power" or the "strongest shareholder rights". Section III gives descriptive statistics on takeover probabilities, industry composition, and correlations between the index and other firm characteristics, with special attention paid to these Shareholder and Management Portfolios.

In Section IV, we analyze the relationship between governance and future stock returns. In performance-attribution time-series regressions from September 1990 to December 1999, the Shareholder Portfolio outperforms the Management Portfolio by a statistically significant 8.5 percent per year. Economically large differences, which are present in both the first and second halves of the sample period, are robust to industry adjustments, equal weighting, and alternative sample-selection procedures. In cross-sectional regressions for firms in the Shareholder and Management Portfolios, we control for industry differences and ten other firm-level characteristics and find abnormal returns nearly identical to those in the performance-attribution regressions.

In Section V, we analyze Tobin's Q as a function of the Governance Index and other control variables. We find a statistically significant cross-sectional relationship between the Governance Index and Q at the beginning of the sample period, with a one-point (= one-provision) increase in the Governance Index associated with a 2.4 percentage point lower value for Q. By 1999, the large return differences during the decade make this relationship much stronger, with a one-point increase in the Index associated with an 8.9 percentage point lower value for Q.

In Section VI, we investigate the cross-sectional relationship between the Governance Index and proxies for agency costs as found in operating measures, capital expenditure, and acquisition activity. Partially controlling for differences in market expectations by using the book-to-market ratio, we find evidence that firms with weak shareholder rights are less profitable and have lower sales growth than other firms in their industry. Furthermore, firms with weak shareholder rights have higher capital expenditure and make more acquisitions than firms with strong shareholder rights.

The correlation of the Governance Index with returns, firm value, and proxies for agency costs could be explained several different ways. One explanation, suggested by the results of other studies, is that governance provisions that decrease shareholder rights directly *cause* additional agency costs. If the market underestimates these additional costs, then stock returns would be worse than expected and firm value at the beginning of the period would be too high. The greater agency costs would also show up in lower operating performance. An alternative explanation is that managers understand that future firm performance will be poor, but investors do not foresee this future decline. In this case, prescient managers could put governance provisions in place so as to protect themselves from blame, and while the provisions might have real protective power, they would not necessarily induce additional agency costs. A third explanation is that governance provisions do not themselves have any power, but rather are a signal or symptom of higher agency costs – a signal not properly incorporated in market prices. Each of these explanations has different economic implications for the source of agency problems and different policy implications for the regulation of governance. Section VII concludes the paper with a discussion of these issues.

I. Data

The dataset includes comprehensive information on 24 different corporate-governance provisions for an average of 1,500 firms per year from September 1990 to December 1999. Most of these provisions are directly related to management's options to resist a hostile takeover. Such provisions include famous devices with fanciful names – "poison pills'', "golden parachutes", "antigreenmail" – as well as prosaic methods such as supermajority rules to approve mergers, classified (or "staggered") boards, and limitations of shareholders' ability to call special meetings or to act by written consent. There are also other provisions that do not pertain directly to takeover situations, but rather provide additional liability or severance protection to managers or directors. Appendix A lists and defines all 24 provisions. Table 1 summarizes the frequency of each provision for our sample firms.

The main data source is the Investor Responsibility Research Center (IRRC), which publishes detailed listings of these provisions for each firm. The IRRC data are available only in hardcopy form in the publication *Corporate Takeover Defenses* (Rosenbaum 1990, 1993, 1995, and 1998). These data are drawn from a variety of public sources including corporate bylaws and charters, proxy statements, annual reports, as well as 10-K and 10-Q documents filed with the SEC. The IRRC's universe is drawn from the Standard & Poor's (S&P) 500 as well as the annual lists of the largest corporations in the publications of *Fortune*, *Forbes*, and *Businessweek*. Their data expanded by several hundred firms in 1998 through additions of some smaller stocks and stocks with high institutional-ownership levels. Our analysis uses all stocks in the IRRC universe except those with dual-class common stock (less than 10 percent of the total).[6] The IRRC universe covers most of the value-weighted market: even in 1990, the IRRC tracked more

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[6] We omit firms with dual-class common stock because the wide variety of voting and ownership differences across these firms makes it difficult to compare their governance structures with those of single-class firms.

than 93 percent of the total capitalization of the combined New York Stock Exchange (NYSE), American Stock Exchange (AMEX), and Nasdaq markets.

For most of the analysis of this paper, we match the IRRC data to the Center for Research in Security Prices (CRSP) and, where necessary, to Standard and Poor's Compustat database. CSRP matching is done by ticker symbol and is supplemented by handchecking names, exchanges, and states of incorporation. These procedures enable us to match 100 percent of the IRRC sample to CRSP, with about 90 percent of these matches having complete annual data in Compustat.

It is important to note that the IRRC dataset is not intended to be an exhaustive and real-time listing of all provisions. Although firms are given the opportunity to review their listing and point out mistakes before publication, the IRRC does not update every company in each new edition of the book, so some changes may be missed. Also, for some companies, the charter and bylaws are not available and most provisions must be inferred from proxy statements and other filings. Overall, the IRRC intends their listings as a starting point for institutional investors to review governance provisions, and not the final word. Thus, these listings should be viewed as a noisy measure for the existence of governance provisions, but there is no reason to suspect any systematic bias in this measure. Also, all of our analysis uses data available at time t to forecast performance at time $t+1$ and beyond, so there is no possibility of look-ahead bias induced by our statistical procedures.

To build the dataset, we hand-coded the data from the individual firm profiles in the IRRC books. As an example of the primary source material, the 1990 and 1998 profiles for GTE Corporation are included as Appendix B. For each firm, we recorded the identifying information (ticker symbol, state of incorporation) along with the presence of each provision. Although many of the provisions can apply to varying degrees – e.g., supermajority voting can require different percentage thresholds across firms – we make no strength distinctions within provisions and code all of them as simply "present" or "not present". This methodology sacrifices precision for the simplicity necessary to build an index.

The IRRC firm-level data do not include provisions that apply automatically under state law. Thus, we supplement the IRRC firm-level data with state-level variation in takeover laws as given by Pinnell (2000), another IRRC publication. From this publication, we code the presence of six types of so-called "second-generation" state takeover laws: "antigreenmail", "fair-price", "directors' duties", "control-share acquisition", "business combination", and "control-share cash out".[7]

Antigreenmail, fair-price, and directors'-duties laws work similarly to firm-level provisions of the same name (see Appendix A) and as of September 1990 were in place in seven, 25, and two states, respectively.[8] We code all firms incorporated in these states as though they had the respective firm-level provisions in their charter or bylaws. Control-share acquisition laws give "non-interested" shareholders the right to decide on the voting power of a large shareholder. These laws, in place in 25 states by September 1990 and one additional state in 1991, work much like supermajority-voting provisions (see Appendix A) and are coded equivalently. Business-combination laws provide a moratorium on certain kinds of transactions,

[7] These laws are classified as "second-generation" in the literature to distinguish them from the "first-generation" laws passed by many states in the 60s and 70s and held to be unconstitutional in 1982. See Comment and Schwert (1995) and Bittlingmayer (2000) for a discussion of the evolution and legal status of state takeover laws and firm-specific takeover defenses. The constitutionality of almost all of the second-generation laws and the firm-specific takeover defenses was clearly established by 1990. All of the state takeover laws cover firms incorporated in their home state. A few states have laws that also cover firms incorporated outside of the state that have significant business within the state. The rules for "significant" vary from case to case but usually cover only a few very large firms. We do not attempt to code for out-of-state coverage.

[8] Two states added a fair-price law in 1991, otherwise there were no additions or deletions to these three laws during the 1990s. Pinnell (2000) lists 31 states with directors'-duties laws, but explains that only two states (Indiana and Pennsylvania) have laws that explicitly expand the duties beyond an "affirmation of the corporate common law" (page A-7).

such as asset sales or mergers, between firms and large shareholders. These are the most stringent of the state takeover laws and were in place in 25 states by September 1990 and two additional states by 1998.[9] Since there is no analogue for these laws in the list of IRRC provisions, we code business-combination laws as a separate item. Control-share cash-out laws provide a mechanism for existing shareholders to "cash out" at the expense of a large shareholder. Like business-combination laws, control-share cash-out laws have no analogue among the firm-level provisions, and so are given their own item in our index. Three states had a control-share cash-out law in September 1990, and no new laws were passed during the decade.

In total, there are six different state takeover laws covered by our analysis, but only one state (Pennsylvania) is covered by all of them, with most states (44) covered by three or fewer.[10] Almost all states allow firms to "opt out" of these laws through bylaw or charter amendments; Rosenbaum (1990, 1993, 1995, and 1998) includes this information along with other firm-level data, and we code it from this source. If a firm opts out of a law, then we treat the firm as if the law did not exist in its state.[11] The decision to opt out of laws often results from shareholder pressure, and is most common in Pennsylvania, which has both the highest number and most stringent of these laws.[12]

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[9] About half of the IRRC sample firms are incorporated in Delaware, which has a Business Combination law (but does not have any of the other five laws).

[10] There is also some state-level variation in laws pertaining to other provisions on classified boards, cumulative voting, and shareholder limitations to amend bylaws, charter etc. For a summary of these laws, see Gartman and Issacs (1998). These laws are subject to numerous opt-ins and opt-outs and are often (but not always) evident in other documents reviewed by the IRRC; e.g., cumulative voting or classified boards will be clear from proxy statements. Thus, for these provisions we rely on the firm-level data and do not attempt to code these laws separately.

[11] A few state laws require that a firm "opt in" in order to be covered. If a firm elects to opt in, we code it as though it has the provision. In the absence of an opt-in, we code the provision as absent. There are only a few examples of firms with an opt-in.

[12] In the September 1990 sample, 38 out of the total 50 Pennsylvania firms had opted out of at least one state law.

II. The Governance Index

Provisions tend to cluster within firms. Out of (24 * 23)/2 = 276 total pairwise correlations between the provisions, 199 are positive, and 120 of these positive correlations are significant. (Unless otherwise noted, all statements about statistical significance refer to significance at the five-percent level.) In contrast, only 20 of the 77 negative correlations are significant. This same pattern holds if we exclude state laws and focus only on firm-level provisions. This clustering suggests that firms may differ significantly in the balance of power between investors and management, and motivates the construction of an index to proxy for this difference.

Our index construction is straightforward: for every firm, we add one point for every provision that restricts shareholder rights. Such restrictions can also be interpreted as increases in managerial power. This power distinction is straightforward in most cases, as will be discussed below. While such a simple weighting scheme for these provisions makes no attempt to accurately reflect the relative impacts of different provisions, it has the advantage of being transparent and easily reproducible. In constructing this index, we are not making any judgments as to the efficacy or wealth effects of any of these provisions. Rather, we care only about what a given provision does to the balance of power.

For example, there is a long debate, summarized in Comment and Schwert (1995), about the wealth effects and efficacy of poison pills. Notwithstanding this debate, it is clear that poison pills give current management some additional power to resist the control actions of large shareholders. If management uses this power judiciously, then it could possibly lead to an increase in overall shareholder wealth. If management uses this power to maintain private benefits of control, then poison pills would decrease shareholder wealth. In either case, it is clear that poison pills increase the power of managers and weaken the control rights of large shareholders. Most of the provisions can be viewed in a similar way; in almost every case, these provisions give management some tool to resist different types of shareholder activism, be it calling special meetings, changing the firm's charter or bylaws, suing the directors, or just replacing them in one fell swoop.

In most cases, the existence of a provision indicates an active move by management and an attempt to restrict shareholder rights. There are two exceptions to this rule – "secret ballots" and "cumulative voting" – in which the provisions tend to come from shareholder pressure. A secret ballot, also called "confidential voting" by some firms, designates a third-party to count proxy votes and does not allow management to know how specific shareholders vote. Cumulative voting allows shareholders to concentrate their directors' votes so that a large minority holder can ensure some board representation. (See Appendix A for longer descriptions). Both of these provisions tend to be proposed by shareholders and opposed by management after they have been proposed.[13] In contrast, none of the other 22 provisions enjoy consistent shareholder support or management opposition; in fact, many of these provisions receive significant numbers of shareholder proposals for their repeal [Ishii (2000)]. Thus, we consider the presence of secret ballots and cumulative voting to be *increases* in shareholder rights. For the Governance Index, we add one point for all firms that do *not* have these provisions.

Out of the 24 provisions listed in Table 1 and Appendix A, there are only two – antigreenmail and golden parachutes – whose classification seems ambiguous. Greenmail – the payment of above-market prices to corporate raiders in order to reduce their threat of takeover –

[13] In the case of secret ballots, shareholder fiduciaries argue that it enables voting without threat of retribution. The most common concern here is the loss of investment-banking business by brokerage-house fiduciaries. See Gillan and Bethel (2001) and McGurn (1989).

is certainly a discretionary tool that adds to managerial power once a raider has accumulated a large stake. In this respect, an antigreenmail provision reduces managerial power, and, by extension, increases shareholder rights. It is also true, however, that greenmail is a profitable exit route for raiders, and the prohibition of greenmail payments will make the accumulation of large "raider" stakes less profitable, *ex ante*. In this respect, prohibitions on greenmail payments are like prohibitions on paying ransom to kidnappers. By restricting their later options, managers reduce the probability of ever receiving hostile attention in the first place. The net impact on both managerial entrenchment and shareholder wealth of these two different effects – discretion and deterrence – is unclear [Shleifer and Vishny (1986)]. To gain some clarification, we turn to the correlation evidence. The presence of antigreenmail restrictions is positively correlated with 20 out of the other 23 provisions, is significantly positive in eight of these cases, and is not significantly negative for any of them.[14] Furthermore, states with antigreenmail laws tend to pass them in conjunction with laws designed, less ambiguously, to prevent takeovers [Pinnell (2000)]. Since it seems likely that most firms and states perceive antigreenmail as a takeover "defense", we are persuaded to treat antigreenmail provisions like the other defenses and code it as a decrease in shareholder rights.

Golden parachutes – large payments to senior executives in the event of job separation following a change in control – are another case with some ambiguity. While such payments would appear to deter takeovers by increasing their costs, one could argue that these parachutes also ease the passage of mergers through contractual compensation to the managers of the target company [Lambert and Larcker (1985)]. While the net impact on managerial entrenchment and shareholder wealth is ambiguous, the more important effect is the clear decrease in shareholder

[14] These correlations are based on the firm-level antigreenmail provisions, and do not include firms that have antigreenmail restrictions only through state law.

rights. In this case, the "right" is the ability of a controlling shareholder to fire management without incurring an additional cost. If the takeover discipline for managers is sweetened by a golden parachute, managerial power would go up in all states: like children who are "punished" with extra ice cream, managers would feel free to misbehave. Furthermore, golden parachutes, like antigreenmail provisions, are highly correlated with all the other takeover defenses. Out of 23 pairwise correlations with the other provisions, 19 are positive, 11 of these positive correlations are significant, and only one of the negative correlations is significant. Thus, we treat golden parachutes as a restriction of shareholder rights.[15]

Constructed in this manner, the Governance Index, which we refer to as "*G*", is just the sum of one point for the existence (or absence) of each provision, with an Index range from 0 to 24. Table 2 gives summary statistics for *G* in 1990, 1993, 1995, and 1998. Table 2 also shows the frequency of *G* by year, broken up into groups beginning with $G \leq 5$, then each value for *G* from $G = 6$ through $G = 13$, and finishing with $G \geq 14$. These ten "deciles" are similar but not identical in size, with relative sizes that are fairly stable from 1990 to 1995. Most of the changes in the distribution of *G* come from changes in the sample due to mergers, bankruptcies, and additions of new firms by the IRRC. In 1998, the sample size increases by about 25 percent, with the distribution of these new firms tilted towards lower values of *G*. At the firm level, *G* is relatively stable; for individual firms, the mean (absolute) change in *G* between publication dates (90, 93, 95, 98) is 0.60, and the median (absolute) change between publication dates is zero.

[15] A related provision is "silver parachutes", which offers payments to a larger number of employees. Since silver parachutes have additional costs to a merger but offer much lower merger incentives to senior management, their classification as a reduction of shareholder rights is less ambiguous. Similarly, "severance" agreements are like golden parachutes but do not require a change in control. Thus, they serve to entrench managers without the offsetting effect for takeovers. Note that such severance agreements may be *ex ante* efficient, but what matters for index construction is that they affect the *ex post* division of power between (harder-to-fire) managers and shareholders.

In the remainder of the paper, we pay special attention to the two extreme portfolios. The "Management Portfolio" is comprised of the firms with the weakest shareholder rights (highest management power): $G \geq 14$. The "Shareholder Portfolio" is comprised of the firms with the strongest shareholder rights (lowest management power): $G \leq 5$. These portfolios are updated at the same frequency as G. Table 3 lists the ten largest firms (by market capitalization) in both of these portfolios in 1990 and gives the value of G for these firms in 1990 and 1998. Of the ten largest firms in the Shareholder Portfolio in 1990, six of them are still in the Shareholder Portfolio in 1998, three have dropped out of the portfolio and have $G = 6$, and one (Berkshire Hathaway) has disappeared from the sample.[16] The Management Portfolio has a bit more activity, with only two of the top ten firms remaining in the portfolio, four firms dropping out with $G = 13$, and three firms leaving the sample though mergers or the addition of another class of stock.[17] Thus, 40 percent (eight out of 20) of the largest firms in the extreme portfolios in 1990 were also in these portfolios in 1998. This is roughly comparable to the full set of firms: among all firms in the Shareholder and Management Portfolios in 1990, 31 percent were still in the same portfolios in 1998.

III. Governance: Descriptive Statistics

Table 4 gives summary statistics and correlations for G in September 1990 with Tobin's Q, firm size, dividend yield, past five-year stock return, and past five-year sales growth. (The construction for each of these variables is given in the table note.) No causal relationships can be inferred from this table – the results are meant to be descriptive and to provide some background

[16] Berkshire Hathaway disappears because they added a second class of stock before 1998. Firms with multiple classes of common stock are not included in our analysis.

[17] NCR disappears after a merger. It reappears in the sample in 1998 after an earlier spin-out, but since it receives a new permanent number from CRSP we treat the new NCR as a different company.

for the analyses in the following sections. The only significant correlation with *G* is for past five-year sales growth, suggesting that high-*G* firms had relatively lower sales growth over the second half of the 1980s, the same period when many of the provisions of *G* were first being adopted. If we restrict the comparison to just the means of the Shareholder and Management Portfolios, the only significant difference is for *Q*, with firms in the Shareholder Portfolio having values of *Q* that are 30 percentage points higher, on average, than firms in the Management Portfolio. We explore the relationship between *G* and *Q* in greater detail in Section V.

We next analyze the relationship between *G* and the probability of being taken over during the 1990s. Many authors have studied the impact of takeover defenses on merger-target probabilities and premia, with mixed results [Ambrose and Megginson (1992), Bhagat and Jefferis (1993), Comment and Schwert (1995), Pound (1987)]. Since takeover defenses are more likely to be adopted by firms facing greater takeover risk, we cannot easily measure deterrent effects using our available data. Instead, we seek only to descriptively analyze the empirical relationship between *G* and takeovers, while leaving aside any issue of causality. [18]

To analyze this empirical relationship, we use the Mergers & Acquisitions database of the Securities Data Corporation (SDC) to compile a comprehensive list of all merger transactions during our sample period. Then, for each year in the sample, we code whether or not each firm was the "target" company of a completed transaction. Out of the 12,511 firm-years that appear during the 1991 to 1999 period, 466 firm-years fall into this target group. We then estimate a

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[18] Comment and Schwert (1995) find that the adoption of a poison pill signals a higher probability of a future takeover. In their empirical work, they handle the endogeneity of poison pill adoption through a two-step estimation procedure. As our data on timing of provision adoption are not as fine as theirs, such procedures are not feasible here.

pooled logit regression of "target in year *t*?" (1 if yes, 0 if no) on *G*, the log book-to-market ratio and log of size at the beginning of year *t*.[19]

The results are summarized in Table 5. This table gives the coefficient estimates where *G* is an explanatory variable. The results show a positive but insignificant coefficient on *G*. Thus, takeover rate is not significantly correlated with *G* during the 1990s. Again, this does not mean anything for the deterrence effect of *G*, but rather represents the joint effect of any deterrence along with differential likelihoods for adopting provisions.

Takeover activity tends to be concentrated within specific industries during each takeover wave [Gort (1969), Mitchell and Mulhurin (1996), Andrade, Mitchell, and Stafford (2001)]. If takeover defenses and other provisions are indeed adopted as a function of perceived takeover threat, then one might expect *G* to vary across industries as well. While there is not enough takeover activity in the 1990s to allow a meaningful identification of industry effects in the pooled regression of Table 5, it is possible to examine the industry composition of the Shareholder Portfolio and Management Portfolio and then adjust other analyses for industry differences. Table 6 lists the top five industries for both portfolios in 1990 and 1998. We define 48 industries from four-digit SIC codes as in Fama and French (1997).[20] Panel A ranks industries by the fraction of firms in each portfolio, and Panel B ranks by the fraction of market value. The portfolios appear to be broadly similar to each other in both years, with a mix of "old-economy" and "new-economy" industries. Each portfolio has an important new-economy component: "Computers" comprise the largest industry by market value in the Shareholder

[19] Previous studies have found size to be the best predictor of takeover probabilities, with the book-to-market ratio sometimes significant as well. (Comment and Schwert (1995), Hasbrouck (1985), Morck, Shleifer and Vishny (1988a), and Palepu (1986)).

[20] The industry names are from Fama and French (1997), but use a slightly updated version of the SIC classification into these industries that is given on Ken French's website (June 2001). In Sections IV, V, and VI, we use both this updated classification and the corresponding industry returns, also from the French website.

Portfolio in 1990, with 22.4 percent of the portfolio, but this industry falls to third place with 12.3 percent of the value in 1998; "Communications" does not make the top five in market value for the Management Portfolio in 1990, but shoots up to first place with 25.3 percent of the portfolio in 1998.

IV. Governance and Returns

If corporate governance matters for firm performance *and* this relationship is fully incorporated by the market, then a stock price should quickly adjust to any relevant change in the firm's governance. This is the logic behind the use of event studies to analyze the impact of takeover defenses. If such a reaction occurs, then expected returns on the stock would be unaffected beyond the event window. If, however, governance matters but is not incorporated immediately into stock prices, then realized returns on the stock would differ systematically from equivalent securities. In this section, we analyze whether such a systematic difference exists.

In Section I, we defined the Management Portfolio as containing all firms with $G \geq 14$, and the Shareholder Portfolio as containing all firms with $G \leq 5$. An investment of $1 in the (value-weighted) Management Portfolio on September 1, 1990, when our data begin, would have grown to $3.39 by December 31, 1999. In contrast, a similar $1 investment in the Shareholder Portfolio would have grown to $7.07 over the same period. This is equivalent to annualized returns of 14.0 percent for the Management Portfolio and 23.3 percent for the Shareholder Portfolio, a difference of more than nine percent per year. What can explain this disparity in performance?

One possible explanation is that the performance differences are driven by differences in the riskiness or "style" of the two portfolios. Researchers have identified several equity characteristics that explain differences in realized returns. In addition to differences in exposure to the market factor ("beta"), a firm's market capitalization (or "size"), book-to-market ratio (or other "value" characteristics), and immediate past returns ("momentum") have all been shown to significantly forecast future returns.[21] If the Management Portfolio differs significantly from the Shareholder Portfolio in these characteristics, then these differences may explain at least part of the difference in annualized raw returns.

Several methods have been developed to account for these style differences in a system of performance attribution. We employ two of them here. First, the four-factor model of Carhart (1997) is estimated by:

$$R_t = \alpha + \beta_1 * RMRF_t + \beta_2 * SMB_t + \beta_3 * HML_t + \beta_4 * Momentum_t + \varepsilon_t \qquad (1)$$

where R_t is the excess return to some asset in month t, $RMRF_t$ is the month t value-weighted market return minus the risk-free rate, and the terms SMB_t (small minus big), HML_t (high minus low), and $Momentum_t$ are the month t returns to zero-investment factor-mimicking portfolios designed to capture size, book-to-market, and momentum effects, respectively.[22] Although there is an ongoing debate about whether these factors are proxies for risk, we take no position on this issue and simply view the four-factor model as a method of performance attribution. Thus, we interpret the estimated intercept coefficient, "alpha", as the abnormal return in excess of what could have been achieved by passive investments in the factors.

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[21] See Basu (1977) (Price-to-Earnings ratio), Banz (1981) (size), Fama and French (1993) (size and book-to-market), Lakonishok, Shleifer and Vishny (1994) (several value measures), and Jegadeesh and Titman (1993) (momentum).

[22] This model extends the Fama-French (1993) three-factor model with the addition of a momentum factor. For details on the construction of the factors, see Fama and French (1993) and Carhart (1997). We are grateful to Ken French for providing the factor returns for *SMB* and *HML*. *Momentum* returns were calculated by the authors using the procedures of Carhart (1997).

The first row of Table 7 shows the results of estimating (1) where the dependent variable, R_t, is the monthly return difference between the Shareholder and Management Portfolios. Thus, the alpha in this estimation should be interpreted as the abnormal return on a zero-investment strategy that buys the Shareholder Portfolio and sells short the Management Portfolio. For this specification, the alpha is 71 basis points (bp) per month, or about 8.5 percent per year. This point estimate is statistically significant at the one-percent level. Thus, very little of the difference in raw returns can be attributed to style differences in the two portfolios.

The remaining rows of Table 7 summarize the results of estimating (1) for all ten "deciles" of G, including the extreme deciles comprising the Shareholder ($G \leq 5$) and Management ($G \geq 14$) Portfolios. As the table shows, the significant performance difference between the Shareholder and Management Portfolios is driven both by overperformance (for the Shareholder Portfolio) and underperformance (by the Management Portfolio). The Shareholder Portfolio earns a positive and significant alpha of 29 bp per month, while the Management Portfolio earns a negative and significant alpha of –42 bp per month.

The results also demonstrate a strong pattern of decreasing alpha as G increases. The Shareholder Portfolio earns the highest alpha of all the deciles, and the next two highest alphas, 24 and 22 bp, are earned by the third ($G = 7$) and second ($G = 6$) deciles, respectively. The Management Portfolio earns the lowest alpha, and the second lowest alpha is earned by the eighth ($G = 12$) decile. Furthermore, the four lowest G deciles earn positive alphas, while the three highest G deciles earn negative alphas. More formally, a Spearman rank-correlation test of the null hypothesis of no correlation between G-decile rankings and alpha rankings yields a test statistic of 0.842, and is rejected at the one-percent level.

What else might be driving the return difference between the Shareholder and Management Portfolios? The bull market in the second half of the 1990s was both long and narrow: five consecutive years of large positive returns on the S&P 500 were driven by a relatively small number of large corporations, particularly those in the technology sector. Table 8 explores whether these known phenomena from the 1990s can explain the return differential between the Shareholder and Management Portfolios. In each case, we estimate (1) on the return difference between the Shareholder and Management Portfolios, while changing some aspect of the portfolio construction or return calculation. The first row of Table 8 is a replication of the first row of Table 7: the dependent variable in (1) is the value-weighted return difference between the portfolios. The remaining rows of the table summarize robustness checks using equal-weighted returns, industry-adjusted returns, fixed 1990 levels of *G*, a subsample that includes only Delaware firms, and subsamples split between the first half and the second half of the time period.

First, to check whether the result is driven solely by a few of the largest stocks, we estimate (1) using equal-weighted returns, with results summarized in the second row of Table 8. The estimated alpha of 45 bp per month is reduced by about one-third from the benchmark, but is still significant. The remaining regressions in the table use value-weighted returns.

Next, we test whether industry differences drive the result. Table 6 in Section II showed that the Shareholder and Management Portfolios differed somewhat in their industry compositions. While factor models such as equation (1) should price industry differences on average, small-sample results from a special decade like the 1990s could lead us to misinterpret industry effects as firm-specific effects. To study this possibility, we use the four-digit SIC code to match each firm to one of 48 industry portfolios as in Table 6. We then subtract the industry return from each firm in each month and compute an industry-adjusted return for both the Shareholder and Management Portfolios. Finally, we use the difference between these industry-adjusted returns as the dependent variable in equation (1). The results, summarized in the third row of Table 8, show a statistically significant alpha of 47 bp per month. Thus, industry adjustments explain about one-third of the overall return difference between the Shareholder and Management Portfolios.

Although *G* is relatively stable for most firms over the sample period, there is still substantial turnover in the Shareholder and Management Portfolios: about 31 percent of the firms in these portfolios in 1990 are still in the same portfolios in 1998. In addition to "natural" attrition from delistings[23], this turnover is caused by changes in *G* and from additions and deletions of firms by the IRRC. We next analyze how much of the benchmark return differential is driven by these changes in the sample, and how much is driven by the level of *G* at the beginning of the sample. To investigate this issue, we fix the Shareholder and Management Portfolios in September 1990 and continue to hold the same firms in these portfolios as long as they are listed in CRSP, even if their *G* changes or if the IRRC deletes them from later editions of their books. Also, we do not add any new firms that were first listed in later editions of the IRRC book. We then compute value-weighted returns to the portfolios and use the difference as the dependent variable in (1). The results of this regression are summarized in the fourth row of Table 8. The significant alpha of 53 bp per month reflects a return differential driven entirely by cross-sectional variation in *G* for 1990. Thus, the time-series variation in *G* and in sample

[23] If a stock is delisted from CRSP, we include the delisting return from the CRSP files, where available. We do not include any approximations for missing delisting returns. Since few stocks in our sample disappear for performance-related reasons, and those performance delists tend to have relatively small market capitalizations, there should be no bias induced in our value-weighted analysis due to missing delisting returns. See CSRP (2001) and Shumway (1997).

construction adds only 18 bp of the total 71 bp benchmark alpha given in the first row of the table.

The index *G* includes both firm-specific provisions and state-specific laws. It would be interesting to know how much of the benchmark alpha is driven by each component. To the extent that state of incorporation is correlated with regional economic shocks, the attribution of state-level variation would also be useful as a robustness check on the benchmark results. To answer this question, one cannot just separate the provisions from the laws, because provision adoption may depend on whether an equivalent law exists in the state. As an alternative, we eliminate state-level variation by restricting the analysis to include only the firms incorporated in Delaware, which represents 47.0 percent of sample firms and 47.5 percent of sample market value (in 1990). We then calculate the value-weighted returns to the Shareholder and Management Portfolios and use their difference as the dependent variable in (1). The results of this regression are summarized in the fifth row of Table 8. The alpha of 63 bp per month has a *t*-statistic of 1.88 (*p*-value = 0.07). With a point estimate only 8 bp less than the benchmark result, it is clear that state-level variation is *not* the main driver of the overall return differential.

As a final robustness check, we divide the sample into "early" and "late" halves, 56 months for each. The early half of the sample begins in September 1990 and runs through April 1995; the late half runs from May 1995 to December 1999. Since the most anomalous period for technology stocks occurred in the second half of the decade, this sample split should provide a further check on unmeasured industry differences as the driver for the results. The results, summarized in the last two rows of Table 8, are alphas of 45 bp per month for the first half and 75 bp per month for the second half. While the second half of the sample shows abnormal returns 30 bp per month higher than the first half, the point estimate from the first half is economically large and even has a slightly larger t-statistic than the point estimate from the second half (1.91 vs. 1.85). Thus, we conclude that the benchmark result is not driven solely by the second half of the sample.

The results in Tables 7 and 8 rely on a factor-model representation for expected returns. In this context, our finding of nonzero alphas can reflect either abnormal returns to the underlying strategy (Shareholder minus Management) or misspecification of the model. Furthermore, the necessity of forming portfolios for time-series regressions renders it difficult to separately analyze different components of G. To solve these problems, we employ a second method of performance analysis: cross-sectional regressions of returns on stock characteristics. In addition to providing another robustness check for the benchmark result, this method also allows for a separate regressor for each component of G.

For each month in the sample period, September 1990 to December 1999, we estimate

$$r_{it} = a_t + b_t X_{it} + c_t Z_{it} + e_{it}, \qquad (2)$$

where, for firm i in month t, r_{it} are the returns (either raw or industry-adjusted), X_{it} is a vector of governance variables (either G or its components), and Z_{it} is a vector of firm characteristics. As elements of Z, we include the full set of regressors used by Brennan, Chordia, and Subrahmanyam (1998), plus the addition of five-year sales growth, which is included because of its significant correlation with G (see Table 4) and the finding by Lakonishok, Shleifer, and Vishny (1994) that five-year sales growth explains some cross-sectional variation in stock returns. Variable definitions are given in the note to Table 9, and in greater detail in Appendix C.

Following the method of Fama and Macbeth (1973), we estimate (2) separately for each month and then calculate the mean and time-series standard deviation of the 112 monthly estimates of the coefficients. Table 9 summarizes the results. The first two columns of Panel A give the results when the sample is restricted to stocks in either the Shareholder ($G \leq 5$) or Management ($G \geq 14$) Portfolios. In the first column, the dependent variable is the "raw" monthly return for each stock. In the second column, the dependent variable is the industry-adjusted return for each stock, where industry adjustments are relative to the Fama and French (1997) 48 industries. The key independent variable in these regressions is the shareholder-portfolio dummy, set equal to one if the stock is in the Shareholder Portfolio and zero if the stock is in the Management Portfolio. For both the raw and industry-adjusted returns, the coefficient on this dummy variable is positive and significant at the one-percent level. The average point estimate can be interpreted as a monthly abnormal return; these point estimates, 88 bp per month raw and 72 bp per month industry-adjusted, are similar to those found in the factor models, and provide a further robustness check to the benchmark result.

Columns 3 (raw) and 4 (industry-adjusted) of Panel A give the results for the full sample of firms in each month with G as the key independent variable. In both regressions, the average coefficient on G is negative but is not significant. The point estimates are not small: for example, the point estimate for the coefficient on G in column 3 implies a lower return of approximately 4 bp per month (= 48 bp per year) for each additional point of G, but it would require estimates nearly twice as large before statistical significance would be reached. When combined with the evidence from Table 7 and from the first two columns of Table 9, this result suggests that the 1990s relationship between G and returns may follow a threshold pattern, with most of the return difference driven by the top and bottom quartiles on each end.

Panel B of Table 9 summarizes the results of 112 cross-sectional regressions when all components are included separately on the right-hand-side of (2). The dependent variable is the industry-adjusted return for each stock; results for raw returns are qualitatively similar and are not given in the table. In Panel B, 16 of the 24 provision coefficients are negative, but for only one of these – "silver parachutes" – is the coefficient significant. (With this many regressors, we would expect one to be "significant" just by chance.) These results illustrate the difficulty of measuring return differences for individual provisions. One problem is the multicollinearity due to correlations in the adoption of these provisions. Indeed, many of the point estimates imply return effects above 10 bp per month (= 1.2 percent per year), but are still far from being statistically significant. This result also suggests that the Shareholder-minus-Management return differences are not driven by the presence or absence of any one provision.

V. Governance and the Value of the Firm

It is well established that the state and national laws of corporate governance affect firm value. La Porta et al. (2001) show that firm value depends on international variation in laws protecting the rights of minority shareholders. Daines (2001) finds that, other things equal, firms incorporated in Delaware have higher valuations than other U.S. firms. In this section, we study whether variation in firm-specific governance, as proxied by *G*, is also related to cross-sectional differences in firm value. More importantly, we analyze whether there are any differences in the governance/value relationship between the beginning and end of the decade. Since there is evidence of differential stock returns as a function of *G*, we would expect to find relative "mispricing" between 1990 and 1999 as a function of *G*.

Our valuation measure is Tobin's Q, which has been used for this purpose in corporate-governance studies since the work of Demsetz and Lehn (1985) and Morck, Shleifer, and Vishny (1988b). We follow Kaplan and Zingales (1997) and compute Q as the market value of assets divided by the book value of assets (Compustat data item 6), where the market value of assets is computed as book value of assets plus the market value of common stock less the sum of the book value of common stock (Compustat data item 60) and balance sheet deferred taxes (Compustat item 74). All book values for fiscal year t (from Compustat) are combined with the market value of common equity at the calendar end of year t. We then estimate

$$Q_{it} = a_t + b_t G_{it} + c_t W_{it} + e_{it}, \qquad (3)$$

where W_{it} is a vector of firm characteristics. As elements of W, we follow Shin and Stulz (2000) and use the log of the book value of assets, the log of firm age as of December of year t, and dummy variables for each of the 48 Fama and French (1997) industries.[24] Since Daines (2001) found that Q is different for Delaware and non-Delaware firms, we also include a Delaware dummy as an element of W. As a further robustness check on the results, we also estimate (3) using only Delaware firms.

We estimate annual cross-sections of (3) with statistical significance assessed within each year (by cross-sectional standard errors) and across all years (with the time-series standard error of the mean coefficient). We also use this procedure when studying operating measures, capital expenditure, and acquisition activity in Section VI. This method of assessing statistical significance deserves some explanation. In particular, one may wonder why a pooled setup with

[24] Unlike Shin and Stulz (2000), we do not trim the sample of observations that have extreme independent variables; results with a trimmed sample are nearly identical and are available from the authors.

firm fixed effects and time-varying coefficients is not used. We avoid fixed effects mainly because there are relatively few changes over time in the Governance Index, and the inclusion of fixed effects would force identification of *G* from only these changes. In effect, we are imposing a structure on the fixed effects that they must be a linear function of *G* or its components.

Table 10 summarizes the results. The first two columns give the results when all firms are included in the sample. Each row of these columns gives the coefficients and *t*-statistics for a different year of the sample; the last row gives the average coefficient and time-series *t*-statistic of these coefficients. The coefficients on *G* are negative in every year and significantly negative in eight of the ten years. The largest absolute value point estimate occurs in 1999, and the second largest is in 1998. The point estimate in 1999 is economically large: a one-point increase in *G* – equivalent to adding a single governance provision – is associated with an 8.9 percentage point lower value for *Q*. Under the assumption that the point estimates in 1990 and 1999 are independent from each other, then the difference between these two estimates (0.089 – 0.024 = 0.065) is statistically significant. We also report the coefficients and *t*-statistics on the Delaware dummy, which tend to be positive at the beginning of the sample and negative towards the end, with an average coefficient that is negative and significant. This is the opposite of Daines' (2001) finding, which may be due to differences in the samples, time periods, or control variables.

The third column of Table 10 shows the annual and mean coefficients on *G* when the sample includes only Delaware firms. If anything, the difference between 1990 and 1999 is even larger, with point estimates of -0.034 in 1990 and -0.109 in 1999. All ten point estimates are negative, seven of them are significant, and the mean coefficient is significant at the one-percent level. Combined with the results from the full sample with the Delaware dummy, this demonstrates that the level and change in the governance/value relationship is not driven by state-level variation.

Overall, the results for returns and prices tell a consistent story. Firms with the weakest shareholder rights (high values of *G*) significantly underperformed firms with the strongest shareholder rights (low values of *G*) during the 1990s. Over the course of the 1990s, these differences have been at least partially reflected in prices. While high-*G* firms already sold at a significant discount in 1990, this discount became much larger by 1999.

VI. Governance and Agency Costs

There are many ways that agency costs at high-*G* firms can directly affect firm performance. In the specific case of state takeover laws – where causality is easier to establish – researchers have found that the passage of such laws led firms to increase CEO pay, decrease leverage, and have lower productivity at the plant level. [Garvey and Hanka (1999), Bertrand and Mullainathan (1999a, 1999b, and 2000)]. Given these results, one might expect high-*G* firms to have worse operating performance than low-*G* firms. To the extent that these differences were anticipated in 1990, they should have no impact on stock prices or returns over the subsequent decade. While our sample does not include a natural experiment to identify *G* as the cause of operational differences, we attempt to control for "expected" cross-sectional differences by using the log book-to-market ratio as an explanatory variable.

Table 11 shows the results of annual regressions for three different operational measures on *G* and the log book-to-market ratio. The three operational measures are the net profit margin (income divided by sales), the return on equity (income divided by book equity), and (one-year) sales growth. All of these measures are industry-adjusted by subtracting out the median for this measure in the corresponding Fama-French (1998) industry. This adjustment uses all available Compustat firms. To reduce the influence of large outliers – a common occurrence for all of these measures -- we estimate median (least-absolute-deviation) regressions in each case. The log book-to-market ratio (BM) is included as a control, albeit an imperfect one, for the market's valuation of the firm's equity. The coefficients on BM are negative and highly significant for every measure in every year, indicating that the market is indeed discounting some of the differences in performance: firms with higher book-to-market ratios in year *t-1* have, other things equal, worse performance in year *t*. The main variable of interest is *G*. We find that the average coefficient on *G* is negative and significant for both the net-profit-margin and sales-growth regressions, and is negative but not significant for the return-on-equity regressions. Thus, we conclude that high-*G* firms had worse performance than low-*G* firms, even after controlling for expectations through the book-to-market ratio.

Capital expenditure is another channel where governance can affect performance. Some papers argue that takeover defenses can offset myopia and allow managers to make the "long-term" decision to increase R&D and other capital expenditures. [Stein (1988 and 1989)]. Under this view, takeover defenses would increase capital expenditure, and this increase could be a net positive for firm value. On the other hand, a long literature, dating back at least to Baumol (1959), Marris (1964) and Williamson (1964), discusses the motivation for managers to undertake inefficient projects in order to extract private benefits. These problems are particularly severe when managers are entrenched and can resist hostile takeovers [Jensen and Ruback (1983), Shleifer and Vishny (1989)]. Under this view, if capital expenditure does rise following takeover defenses, this increase would be a net negative for firm value.

The empirical evidence on the impact of takeover defenses on R&D and capital expenditures is mixed, with one study finding an increase [Pugh, Page and Jahera (1992)], but most studies finding a *decrease* [Meulbroek et al (1990), Johnson and Rao (1997), Daines and Klausner (2001)]. The evidence on firm performance following capital expenditure, however, is clearer. Titman, Wei and Xie (2001) find that firms with the highest capital expenditures subsequently earn negative abnormal returns. This relationship is economically large and is stronger for firms with more financial slack and weaker during periods of hostile takeovers. While we cannot settle the causality argument with our evidence, we can see whether *G* is correlated with higher expenditure; in light of the findings of Titman, Wei, and Xie (2001), such a correlation could help explain some of the relationship between *G* and returns in the 1990s.

To examine the empirical relationship between capital expenditure and governance, we estimate annual least-absolute-deviation regressions for capital expenditure (CAPEX), scaled by either sales or assets, on *G* and the log book-to-market ratio (BM). Industry adjustments are done as in the previous analysis for operating measures. Table 12 summarizes the results. The coefficients on BM are negative and significant every year; not surprisingly, high-BM ("value") firms invest less than low-BM ("growth") firms. Even with this control, and industry dummies (suppressed from the table), the average coefficient on *G* is positive and significant in both specifications. Other things being equal, high-*G* firms have higher CAPEX than do low-*G* firms.

Another outlet for capital expenditure is for firms to acquire other firms – the other side of the takeover market. Some of the strongest evidence about the importance of agency costs comes from the negative returns to acquirer stocks when a bid is announced. Considerable evidence shows that these negative returns are correlated with other agency problems, including low managerial ownership [Lewellen, Loderer and Rosenfeld (1985)], high free-cash flow [Lang, Stulz, and Walkling (1991)], and diversifying transactions [Morck, Shleifer, and Vishny (1990]. In addition to negative announcement returns, there is also long-run evidence of negative abnormal performance by acquirer firms [Loughran and Vijh (1997), Rao and Vermaelen (1998)].[25] Taken together, these studies suggest acquisitions as another pathway for governance to affect performance.

To analyze the relationship between acquisition activity and *G*, we use the SDC database to identify all transactions in which a sample firm acted as either the acquirer or the seller during the sample period. From January 1991 through December 1999, there are 12,694 acquisitions made by sample firms, of which SDC has an acquisition price for just under half. For each firm, we calculate the sum of the price of all acquisitions in each calendar year, and we divide this sum by the firm's average market capitalization for the first day and last day of the year. We define this ratio as the "Acquisition Ratio" for the firm in that year.

Table 13 gives summary statistics for the average number of acquisitions and the average Acquisition Ratio for the Shareholder Portfolio, Management Portfolio, and all sample firms in each year from 1991 to 1999. The average number of acquisitions by firms in the Management Portfolio is higher than the corresponding average in the Shareholder Portfolio in every year, and significantly higher in 1995, 1996, and 1997. Over all nine years, the average of these annual averages is 1.04 in the Management Portfolio. This is significantly higher than the overall average of 0.64 for the Shareholder Portfolio. For the average Acquisition Ratio, the

[25] Mitchell and Stafford (2000) have challenged the magnitude of this long-run evidence, but still allow for some underperformance for acquisitions financed by stock. A related debate on whether diversifying acquisitions destroy value has now grown too large to survey here. The seminal works are Lang and Stulz (1994) and Berger and Ofek (1995). Recent work is summarized in Holmstrom and Kaplan (2001) and Stein (2001).

Management Portfolio is higher in six of the nine years, and the average Acquisition Ratio is 4.93 percent for the Management Portfolio and 2.78 percent for the Shareholder Portfolio.

Table 14 summarizes the results of annual regressions of Acquisition Ratios in year *t* on *G*, the log of size, the log of the book-to-market ratio, and 48 industry dummies, all measured at year-end *t-1*. Since many firms make no acquisitions in a year, the dependent variable is effectively left-censored at zero. We estimate Tobit regressions to account for this censoring. The results show a consistent positive relationship between the Acquisition Ratio and *G*. The coefficient on *G* is positive in every year, and the time-series average coefficient on *G* is positive and significant. Thus, even after adjustments for relative market valuations (as proxied by BM) and firm size, high-*G* firms are more likely to make acquisitions.

In summary, we find that *G* is correlated with poorer levels of operating performance, as well as greater capital expenditure and acquisition activity. One interpretation of these results is that agency costs were larger (smaller) at high-*G* (low-*G*) firms during the 1990s, which would partially explain the relative stock returns and changes in value for these firms if these agency costs were unexpected.

VII. Conclusion

The power-sharing relationship between investors and managers is defined by the rules of corporate governance. In the United States, these rules are given in corporate legal documents and in state and federal laws. There is significant variation in these rules across different firms, resulting in large differences in the balance of power between investors and managers. Using a sample of about 1,500 firms per year and 24 corporate-governance provisions during the 1990s, we build a Governance Index, denoted as "*G*", to proxy for the balance of power between managers and shareholders in each firm. We then analyze the empirical relationship of this index to stock returns, firm value, operating measures, capital expenditure, and acquisition activity.

We find that corporate governance is strongly correlated with stock returns during the 1990s: an investment strategy that purchased shares in the firms with the lowest *G* (strongest shareholder rights), and sold short firms with the highest *G* (weakest shareholder rights), earned abnormal returns of 8.5 percent per year. At the beginning of the sample, there is already a significant relationship between valuation and governance: each one-point increase in *G* is associated with a 2.4 percentage point lower value for Tobin's *Q*. By the end of the decade, this difference has increased significantly, with a one-point increase in *G* associated with an 8.9 percentage point lower value for Tobin's *Q*.

The results for both stock returns and firm value are economically large and are robust to controls for industry effects, sample composition changes, or sample subperiods. Taken together, this evidence indicates that stock market investors were surprised by the relative performance of high-*G* and low-*G* firms in the 1990s. What might have caused this surprise? One possibility is that governance was cross-sectionally correlated with "unexpected" agency costs as proxied by operating performance, capital expenditure, or acquisition activity in the 1990s. The evidence shows significant relationships with all of these measures: while controlling for market valuations and industry differences, we find that relative to low-*G* firms, high-*G* firms have lower net profit margins and sales growth while also making more capital expenditures and corporate acquisitions.

One explanation for these results is that differences in managerial power directly caused differences in agency costs and these differences were not properly incorporated into market prices by 1990. If this causal explanation is correct, then the policy implication is clear: a reduction of provisions and decrease in managerial power would decrease agency costs and increase shareholder wealth. This causal interpretation also has implications for takeover laws at the state level and for the ongoing debate about takeover regulation in Europe. While this causal chain has some support from studies of state takeover laws by other researchers, there are still two missing links before such a strong conclusion can be drawn here.

First, we present no evidence in this paper that a high level of G actually entrenches managers. It could be that high G is merely a signal or symptom, and not the source, of managerial power. In this case, governance provisions could be like a "beware of dog" sign; if such signs were banned then dog owners could probably find another way to signal their resistance to burglars. In this case, the removal of governance provisions would have no effect on agency costs or firm performance, except that firms might need to find a more costly signal. Changes in state laws would also have no effect.

Second, it could be that prescient managers in the 1980s foresaw the problems their firms would have in the 1990s and put governance provisions in place to protect their jobs. In this case, the stock in these companies would be relatively overvalued in 1990, even though objective measures (e.g., Q regressions) would suggest that it was undervalued relative to observable characteristics. When the poor performance occurs, the market is surprised, but the managers are not. Furthermore, the high capital expenditures can be explained by a flight to new business lines. Acquisitions can be explained as an attempt to use overvalued stock as currency before the market realizes its true long-run value. Shleifer and Vishny (2001) develop a model to show how such acquisitions can be in the best interests of shareholders even if the stock subsequently underperforms. In this case, performance may have been just as bad without the additional governance provisions, and the only difference is the relative ease of blaming and firing management. A policy change that removed all provisions would then do nothing but allow for more managerial turnover, with no reduction of agency costs or increase in firm value.

The multiple causal explanations stand as a challenge for future research. The empirical evidence of this paper establishes the high stakes of this challenge. If an 8.9 percentage point difference in firm value were even partially "caused" by each additional governance provision, then the long-run benefits of eliminating multiple provisions would be enormous.

Appendix A – Corporate-Governance Provisions

This appendix describes the provisions listed in Table 1 and used as components of the Governance Index. The shorthand title of each provision, as used in the text of the paper, is given in bold. These descriptions are similar to Rosenbaum (1998).

Antigreenmail – Greenmail refers to the agreement between a large shareholder and a company in which the shareholder agrees to sell his stock back to the company, usually at a premium, in exchange for the promise not to seek control of the company for a specified period of time. Antigreenmail provisions prevent such arrangements unless the same repurchase offer is made to all shareholders or the transaction is approved by shareholders through a vote. They are thought to discourage accumulation of large blocks of stock because one source of exit for the stake is closed, but the net effect on shareholder wealth is unclear (Shleifer and Vishny (1986a)). Five states have specific antigreenmail laws, and two other states have "recapture of profits" laws, which enable firms to recapture raiders' profits earned in the secondary market. We consider recapture of profits laws to be a version of antigreenmail laws (albeit a stronger one). The antigreenmail category includes both firms with the provision and those incorporated in states with either antigreenmail or recapture of profits laws.

Blank check preferred stock – This is preferred stock over which the board of directors has broad authority to determine voting, dividend, conversion, and other rights. While it can be used to enable a company to meet changing financial needs, it can also be used to implement poison pills or to prevent takeover by placement of this stock with friendly investors. Companies who have this type of preferred stock but who have required shareholder approval before it can be used as a takeover defense are *not* coded as having this provision in our data.

Business Combination laws – These laws impose a moratorium on certain kinds of transactions (e.g., asset sales, mergers) between a large shareholder and the firm for a period usually ranging between three and five years after the shareholder's stake passes a pre-specified (minority) threshold.

Bylaw and **Charter** amendment limitations – These provisions limit shareholders' ability to amend the governing documents of the corporation. This might take the form of a supermajority vote requirement for charter or bylaw amendments, total elimination of the ability of shareholders to amend the bylaws, or the ability of directors beyond the provisions of state law to amend the bylaws without shareholder approval.

Classified board – A classified board is one in which the directors are placed into different classes and serve overlapping terms. Since only part of the board can be replaced each year, an outsider who gains control of a corporation may have to wait a few years before being able to gain control of the board. This provision may also deter proxy contests, since fewer seats on the board are open each year.

Compensation plans with changes in control provisions – These plans allow participants in incentive bonus plans to cash out options or accelerate the payout of bonuses should there be a change in control. The details may be a written part of the compensation agreement, or discretion may be given to the compensation committee.

Director indemnification **contracts** – These are contracts between the company and particular officers and directors indemnifying them from certain legal expenses and judgments resulting from lawsuits pertaining to their conduct. Some firms have both "indemnification" in their bylaw/charter and these additional indemnification "contracts".

Control-share cash-out laws enable shareholders to sell their stakes to a "controlling" shareholder at a price based on the highest price of recently acquired shares. This works something like fair-price provisions (see below) extended to non-takeover situations.

Cumulative voting – Cumulative voting allows a shareholder to allocate his total votes in any manner desired, where the total number of votes is the product of the number of shares owned and the number of directors to be elected. By enabling them to concentrate their votes, this practice helps enable minority shareholders to elect favored directors. Cumulative voting and secret ballot (see below), are the only two provisions whose presence is coded as an *increase* in shareholder rights, with an additional point to G if the provision is absent.

Directors' duties allow directors to consider constituencies other than shareholders when considering a merger. These constituencies may include, for example, employees, host communities, or suppliers. This provision provides boards of directors with a legal basis for rejecting a takeover that would have been beneficial to shareholders. 31 states also have laws with language allowing an expansion of directors' duties, but in only two of these states (Indiana and Pennsylvania) are the laws explicit that the claims of shareholders should not be held above those of other stakeholders [Pinnell (2000)]. We treat firms in these two states as though they had an expanded directors' duty provision unless the firm has explicitly opted out of coverage under the law.

Fair-Price Requirements – These provisions limit the range of prices a bidder can pay in two-tier offers. They typically require a bidder to pay to all shareholders the highest price paid to any during a specified period of time before the commencement of a tender offer and do not apply if the deal is approved by the board of directors or a supermajority of the target's shareholders. The goal of this provision is to prevent pressure on the target's shareholders to tender their shares in the front end of a two-tiered tender offer, and they have the result of making such an acquisition more expensive. This category includes both the firms with this provision and the firms incorporated in states with a fair price law.

Golden parachutes – These are severance agreements which provide cash and non-cash compensation to senior executives upon a triggering event such as termination, demotion, or resignation following a change in control. They do not require shareholder approval.

Director **indemnification** – This provision uses the bylaws and/or charter to indemnify officers and directors from certain legal expenses and judgments resulting from lawsuits pertaining to their conduct. Some firms have both this "indemnification" in their bylaws/charter and additional indemnification "contracts". The cost of such protection can be used as a market measure of the quality of corporate governance [Core (2000)].

Limitations on director **liability** – These charter amendments limit directors' personal liability to the extent allowed by state law. They often eliminate personal liability for breaches of the duty of care, but not for breaches of the duty of loyalty or for acts of intentional misconduct or knowing violation of the law.

Pension parachute – This provision prevents an acquirer from using surplus cash in the pension fund of the target in order to finance an acquisition. Surplus funds are required to remain the property of the pension fund and to be used for plan participants' benefits.

Poison pills – These securities provide their holders with special rights in the case of a triggering event such as a hostile takeover bid. If a deal is approved by the board of directors, the poison pill can be revoked, but if the deal is not approved and the bidder proceeds, the pill is triggered. In this case, typical poison pills give the holders of the target's stock other than the bidder the right to purchase stock in the target or the bidder's company at a steep discount, making the target unattractive or diluting the acquirer's voting power. The early adopters of poison pills also called them "shareholder rights" plans, ostensibly since they give current shareholders the "rights" to buy additional shares, but more likely as an attempt to influence public perceptions. A raider-shareholder might disagree with this nomenclature.

Secret ballot – Under secret ballot (also called confidential voting), either an independent third party or employees sworn to secrecy are used to count proxy votes, and the management usually agrees not to look at individual proxy cards. This can help eliminate potential conflicts of interest for fiduciaries voting shares on behalf of others, or can reduce pressure by management on shareholder-employees or shareholder-partners. Cumulative voting (see above) and secret ballot, are the only two provisions whose presence is coded as an *increase* in shareholder rights, with an additional point to *G* if the provision is absent.

Executive **severance** agreements – These agreements assure high-level executives of their positions or some compensation and are not contingent upon a change in control (unlike Golden or Silver parachutes).

Silver parachutes – These are similar to golden parachutes in that they provide severance payments upon a change in corporate control, but unlike golden parachutes, a large number of a firm's employees are eligible for these benefits.

Special meeting requirements – These provisions either increase the level of shareholder support required to call a special meeting beyond that specified by state law or eliminate the ability to call one entirely.

Supermajority requirements for approval of mergers – These charter provisions establish voting requirements for mergers or other business combinations that are higher than the threshold requirements of state law. They are typically 66.7, 75, or 85 percent, and often exceed attendance at the annual meeting. This category includes both the firms with this provision and the firms incorporated in states with a "control-share acquisition" law. These laws require a majority of disinterested shareholders to vote on whether a newly qualifying large shareholder has voting rights. In practice, such laws work much like supermajority requirements.

Unequal voting rights – These provisions limit the voting rights of some shareholders and expand those of others. Under time-phased voting, shareholders who have held the stock for a given period of time are given more votes per share than recent purchasers. Another variety is the substantial-shareholder provision, which limits the voting power of shareholders who have exceeded a certain threshold of ownership.

Limitations on action by **written consent** – These limitations can take the form of the establishment of majority thresholds beyond the level of state law, the requirement of unanimous consent, or the elimination of the right to take action by written consent.

GTE Corp.
NYSE : GTE

Appendix B

Incorporated: New York

Takeover Defenses

Charter provisions

Classified board (1986)
Fair price (1986)
Antigreenmail (1986)
Consider nonfinancial effects of merger (1986)
Limited ability (80%) to amend bylaws (1986)
Blank check preferred stock

Bylaw provisions

Other

Poison pill (1986)

Other Corporate Governance Features

Golden parachute(s)
Pension parachute
Compensation plans with change in control provisions

Limited director liability (1988)

Shareholder Proposals

1989: Shareholder proposal to report attendance of directors at meetings. Sponsored by Jeanne C. Smith. For: 14.8%; Against: 85.2%.

1990: Shareholder proposal to provide for confidential voting. Sponsored by the College Retirement Equities Fund. For: 26.3%; Against: 73.7%. 1989--For: 21.8%; Against: 78.2%.

Failed/Withdrawn Management Proposals

1990: A proposal to eliminate shareholder action by written consent was withdrawn.

Appendix B (continued)

GTE Corp.
NYSE : GTE
Incorporated: New York

Corporate Governance Provisions

Charter Provisions
- Blank check preferred stock
- Classified board (1986)
- Fair price (1986)
- Antigreenmail (1986)
- Consider nonfinancial effects of merger (1986)
- Limited ability (80%) to amend bylaws (1986)

Bylaw Provisions
- Limited ability to call special meeting
  - -Shareholders may not call special meeting.

Other
- Poison pill shareholder rights plan (1989)
- Action on poison pill shareholder rights plan
  - -Original poison pill adopted in 1986.

Other Features
- Director liability (1988)
- Advance notice for shareholder nomination and/or other business (1986)
  - -Bylaws—between 30 and 60 days before the annual meeting for nominations and other business.
- Confidential voting (1995)
- Executive severance agreement(s) with change in control provisions (1986)
- Compensation plans with change in control provisions

Shareholder Proposals
1997: Shareholder proposal to repeal classified board. Sponsored by John Gilbert. For: 42.9%; Against: 57.1%. 1996–For: 38.5%; Against: 61.5%. 1995--For: 38.1%; Against: 61.9%. 1994--For: 28.9%; Against: 71.1%. Sponsored by Lewis and John Gilbert. 1993–For: 27.5%; Against: 72.5%. 1992–For: 27.4%; Against: 72.6%. 1991--For: 26.2%; Against: 73.8%.

1997: Shareholder proposal to cap executive pay. Sponsored by the International Brotherhood of Electrical Workers--Langlais. For: 18.1%; Against: 81.9%. 1996–For: 22.4%; Against: 77.6%. 1995–For: 22.2%; Against: 77.8%. 1994–For: 22.4%; Against: 77.6%. 1993--Sponsored by the International Brotherhood of Electrical Workers. For: 23.9%; Against: 76.1%.

1997: Shareholder proposal to redeem or vote on poison pill. Sponsored by the International Brotherhood of Electrical Workers Telephone Coordinating Counsel No. 2. For: 49.7%; Against: 50.3%.

1996: Shareholder proposal to cap executive pay. Sponsored by the International Brotherhood of Electrical Workers–Davis. For: 22.1%; Against: 77.9%. 1995–For: 22.4%; Against: 77.6%. 1994–For: 22.4%; Against: 77.6%. 1993–Sponsored by the International Brotherhood of Electrical Workers Telephone Coordinating Council No. 2. For: 23.8%; Against: 76.2%.

1996: Shareholder proposal to restrict non-employee director pensions. Sponsored by William Steiner–Investors' Rights Association of America. For: 42.3%; Against: 57.7%. 1995–For: 33.2%; Against: 66.8%.

1994: Shareholder proposal to provide for confidential voting. Sponsored by the College Retirement Equities Fund. For: 41.8%; Against: 58.2%. 1993--For: 37.8%; Against: 62.2%. 1992--For: 35.5%; Against: 64.5%.

Appendix C – Regression Variable Definitions

The following variables are used on the right-hand-side of (2) in Section IV. Results of the regression are given in Table 9. This list includes all variables used by Brennan, Chordia, and Subrahmanyam (1998) plus the addition of SGROWTH. All variables are in natural logs unless explicitly noted otherwise.

NASDUM - A dummy variable equal to 1 if the firm traded on the Nasdaq Stock Market at the beginning of month t and 0 otherwise.

BM - The ratio of book value of common equity (previous fiscal year) to market value of common equity measured at previous calendar year end. Book value of common equity is the sum of book common equity (Compustat item 60) and deferred taxes (Compustat item 74). This variable, and all other variables that use Compustat data, are recalculated each July and held constant through the following June.

SIZE - Market capitalization in millions of dollars at the end of month t-2.

PRICE - Price at the end of month t-2.

NYDVOL - The dollar volume of trading in month t-2 for stocks that trade on the New York Stock Exchange (NYSE) or American Stock Exchange (AMEX). Approximated as stock price at the end of month t-2 multiplied by share volume in month t-2. For Nasdaq stocks, NYDVOL equals zero.

NADVOL - The dollar volume of trading in month t-2 for stocks that trade on the Nasdaq. Approximated as stock price at the end of month t-2 multiplied by share volume in month t-2. For NYSE and AMEX stocks, NYDVOL equals zero.

YLD - The ratio of dividends in the previous fiscal year (Compustat item 21) to market capitalization measured at calendar year end (Not in logs).

RET2-3 - Compounded gross returns for months t-3 and t-2.

RET4-6 - Compounded gross returns for months t-6 through t-4.

RET7-12 - Compounded gross returns for months t-12 through t-7.

SGROWTH - The growth in sales (Compustat item 12) over the previous five fiscal years (not in logs).

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Table 1
Governance Provisions

This table presents the percentage of firms with each provision between 1990 and 1998. The data are drawn from the IRRC Corporate Takeover Defenses publications (Rosenbaum 1990, 1993, 1995, and 1998) and are supplemented by data on state takeover legislation coded from Pinnell (2000). See Appendix A for detailed information on each of these provisions. The sample consists of all firms in the IRRC research universe except those with dual class stock.

	Percentage of firms with governance provisions in			
	1990	1993	1995	1998
Antigreenmail	19.5	20.6	20.0	17.2
Blank Check	76.4	80.0	85.7	87.9
Business Combination	83.9	87.4	87.5	88.3
Bylaws	14.4	16.1	16.0	18.1
Charter	3.2	3.4	3.1	3.0
Classified Board	59.0	60.4	61.7	59.4
Compensation Plans	44.7	65.8	72.5	62.4
Contracts	16.4	15.2	12.7	11.7
Control-Share Cash-Out	4.1	3.7	3.6	3.2
Cumulative Voting	18.5	16.5	14.9	12.2
Directors' Duties	10.3	11.0	10.9	10.1
Fair Price	57.8	59.0	57.6	49.2
Golden Parachutes	53.1	55.5	55.1	56.6
Indemnification	40.9	39.6	38.7	24.4
Liability	72.3	69.1	65.6	46.8
Pension Parachutes	3.9	5.2	3.9	2.2
Poison Pill	53.9	57.4	56.6	55.3
Secret Ballot	2.9	9.5	12.2	9.4
Severance	13.4	5.5	10.3	11.7
Silver Parachutes	4.1	4.8	3.5	2.3
Special Meeting	24.5	29.9	31.9	34.5
Supermajority	38.8	39.6	38.5	34.1
Unequal Voting	2.4	2.0	1.9	1.9
Written Consent	24.4	29.2	32.0	33.1
Number of Firms	1357	1343	1373	1708

Table 2
Distribution and Composition of the Governance Index

This table provides sample statistics on the distribution of *G*, the Governance Index, over time. *G* is calculated from the 24 provisions listed in Table 1 as described in Section II. Appendix A gives detailed information on each provision. We divide the sample into ten portfolios based on the level of *G* and list the number of firms in each portfolio. The Shareholder Portfolio is composed of all firms where *G* is 5 or smaller, and the Management Portfolio contains all firms where *G* is 14 or greater.

	1990	1993	1995	1998
Governance Index				
Minimum	2	2	2	2
Mean	9.0	9.3	9.4	8.9
Median	9	9	9	9
Mode	10	9	9	10
Maximum	17	17	17	18
Standard Deviation	2.9	2.8	2.8	2.8
Number of Firms				
$G \leq 5$ (Shareholder Portfolio)	158	139	120	215
$G=6$	119	88	108	169
$G=7$	158	140	127	186
$G=8$	165	139	152	201
$G=9$	160	183	183	197
$G=10$	175	170	178	221
$G=11$	149	168	166	194
$G=12$	104	123	142	136
$G=13$	84	100	110	106
$G \geq 14$ (Management Portfolio)	85	93	87	83
Total	1357	1343	1373	1708

Table 3
The Largest Firms in the Shareholder and Management Portfolios in 1990

This table presents the firms having the largest market capitalizations at the end of 1990 of all companies within the Shareholder Portfolio and the Management Portfolio. The Shareholder Portfolio is composed of all firms where the Governance Index, *G*, is 5 or smaller, and the Management Portfolio contains all firms where *G* is 14 or greater. The calculation of *G* is described in Section II. The companies are listed in descending order of market capitalization.

1990 Shareholder Portfolio

	State of Incorporation	1990 Governance Index	1998 Governance Index
IBM	New York	5	6
Wal-Mart	Delaware	5	5
Du Pont de Nemours	Delaware	5	5
Pepsico	North Carolina	4	3
American International Group	Delaware	5	5
Southern Company	Delaware	5	5
Hewlett Packard	California	5	6
Berkshire Hathaway	Delaware	3	–
Commonwealth Edison	Illinois	4	6
Texas Utilities	Texas	2	4

1990 Management Portfolio

	State of Incorporation	1990 Governance Index	1998 Governance Index
GTE	New York	14	13
Waste Management	Delaware	15	13
General Re	Delaware	14	16
Limited Inc	Delaware	14	14
NCR	Maryland	14	–
K Mart	Michigan	14	10
United Telecommunications	Kansas	14	–
Time Warner	Delaware	14	13
Rorer	Pennsylvania	16	–
Woolworth	New York	14	13

Table 4
1990 Financial Characteristics

This table gives descriptive statistics for the relationship of *G* with several financial and accounting measures. *Size* is market capitalization in millions of dollars at the end of July 1990. *YLD* equals the ratio of dividends (Compustat item 21) in fiscal year 1989 to market capitalization on December 31, 1989. *Q* is the ratio of the market value of assets to the book value of assets: the market value is calculated as the sum of the book value of assets (item 6) and the market value of common stock less the book value of common stock (item 60) and deferred taxes (item 74). The market value of equity is measured on December 31, 1989, and the accounting variables are measured in fiscal year 1989. *5-Year Return* is the return from August 1, 1985 through July 31, 1990. *SGROWTH* is the five-year sales growth (item 12) from fiscal year 1984 through fiscal year 1989. The first column gives the correlations for each of these variables with the Governance Index, *G,* in September 1990. The calculation of *G* is described in Section II. The second and third columns give means for these same variables within the original (1990) Shareholder and Management Portfolios. The Shareholder Portfolio is composed of all firms where *G* is 5 or smaller, and the Management Portfolio contains all firms where *G* is 14 or greater. The final column gives the difference of the two means with the *t*-statistic for the test of equal means in parentheses. Significance at the five-percent and one-percent levels is indicated by * and **, respectively.

	Correlation with *G*	Mean, Shareholder Portfolio	Mean, Management Portfolio	Difference
Q	-0.04	1.77	1.47	0.30* (2.10)
Size	0.01	$1,978.7	$1,784.7	194.0 (0.30)
YLD	0.03	4.20%	7.20%	-3.00% (-0.69)
5-Year Return	-0.01	90.53%	85.41%	5.12% (0.25)
SGROWTH	-0.08**	62.74%	44.78%	17.96% (1.83)

Table 5
Pooled Logit Regressions for Target Probability

This table presents the results of binary logit regressions where the dependent variable, *Target*, equals 1 if a company was the target in a completed merger during the calendar year and 0 otherwise. The explanatory variables are *G*, the Governance Index, *SIZE*, and *BM*. The calculation of *G* is described in Section II. *G* is lagged by one year, *SIZE* is market capitalization in millions of dollars at the end of the previous calendar year, and *BM* is the log of the ratio of book value (the sum of book common equity and deferred taxes) in the previous fiscal year to size at the end of the previous calendar year. Asymptotic *z*-statistics are reported in parentheses below the coefficients, and significance at the one-percent level is indicated by **.

	Target
G	0.01
	(0.55)
SIZE	-0.27**
	(-6.43)
BM	-0.34**
	(-4.11)
Constant	-1.98**
	(-7.07)

Table 6
1990 and 1998 Industry Characteristics

This table summarizes the most prominent industries in the Shareholder and Management Portfolios in September 1990 and December 1998, first by percentage of firms (Panel A) and then by market capitalization as a percentage of the total portfolio size (Panel B). The Shareholder Portfolio is composed of all firms where the Governance Index, *G*, is 5 or smaller, and the Management Portfolio contains all firms where *G* is 14 or greater. The calculation of *G* is described in Section II. We match four-digit SIC codes to the 48 industries designated by Fama and French (1997).

Panel A

Shareholder Portfolio				Management Portfolio			
1990		1998		1990		1998	
Trading:	11.1%	Business Services:	10.7%	Trading:	14.6%	Utilities:	9.0%
Utilities:	10.5%	Electronic Equipment:	7.6%	Retail:	11.0%	Trading:	7.7%
Business Services:	6.5%	Retail:	7.1%	Machinery:	7.3%	Retail:	6.4%
Insurance:	5.9%	Transportation:	6.6%	Consumer Goods:	4.9%	Consumer Goods:	5.1%
Retail:	5.9%	Trading:	5.6%	Petroleum & Natural Gas:	4.9%	Insurance:	5.1%
				Restaurants, Hotels & Motels:	4.9%	Machinery:	5.1%

Panel B

Shareholder Portfolio				Management Portfolio			
1990		1998		1990		1998	
Computers:	22.4%	Retail:	18.6%	Trading:	23.3%	Communications:	25.3%
Retail:	14.2%	Banking:	13.9%	Retail:	14.5%	Chemicals:	8.3%
Utilities:	12.8%	Computers:	12.3%	Other:	13.5%	Trading:	7.6%
Chemicals:	9.9%	Trading:	11.6%	Petroleum & Natural Gas:	10.0%	Banking:	6.5%
Candy & Soda:	9.9%	Chemicals:	7.4%	Insurance:	5.2%	Insurance:	6.3%

Table 7

Performance-Evaluation Regressions for Governance Index Portfolio Returns

We estimate four-factor regressions (equation 1 from the text) of value-weighted monthly returns for portfolios of firms sorted by *G*. The calculation of *G* is described in Section II. The first row contains the results when we use the portfolio that buys the Shareholder Portfolio ($G \leq 5$) and sells short the Management Portfolio ($G \geq 14$). The portfolios are reset in September 1990, July 1993, July 1995, and February 1998, which are the months after new data on *G* become available. The explanatory variables are *RMRF*, *SMB*, *HML*, and *Momentum*. These variables are the returns to zero-investment portfolios designed to capture market, size, book-to-market, and momentum effects, respectively. (Consult Fama and French (1993) and Carhart (1997) on the construction of these factors.) The sample period is from September 1990 through December 1999. *t*-statistics are reported in parentheses and significance at the five-percent and one-percent levels is indicated by * and **, respectively.

	α	*RMRF*	*SMB*	*HML*	*Momentum*
Shareholder-Management	**0.71****	**-0.04**	**-0.22***	**-0.55****	**-0.01**
	(2.77)	**(-0.57)**	**(-2.47)**	**(-5.35)**	**(-0.13)**
$G \leq 5$ (Shareholder)	0.29*	0.99**	-0.24**	-0.21**	-0.05
	(2.16)	(25.44)	(-5.09)	(-3.83)	(-1.59)
G=6	0.22	0.99**	-0.18**	0.05	-0.08
	(1.23)	(19.41)	(-2.96)	(0.69)	(-1.83)
G=7	0.24	1.05**	-0.10	-0.14	0.15**
	(1.29)	(19.45)	(-1.59)	(-1.90)	(3.07)
G=8	0.08	1.02**	-0.04	-0.08	0.01
	(0.56)	(25.15)	(-0.76)	(-1.48)	(0.18)
G=9	-0.02	0.97**	-0.20**	0.14**	-0.01
	(-0.15)	(28.21)	(-4.90)	(2.93)	(-0.39)
G=10	0.03	0.95**	-0.17**	-0.00	-0.08**
	(0.28)	(29.46)	(-4.35)	(-0.02)	(-2.85)
G=11	0.18	0.99**	-0.14*	-0.06	-0.01
	(1.11)	(21.69)	(-2.52)	(-0.95)	(-0.23)
G=12	-0.25	1.00**	-0.11*	0.16**	0.02
	(-1.69)	(24.06)	(-2.20)	(2.69)	(0.63)
G=13	-0.01	1.03**	-0.21**	0.14*	-0.08*
	(-0.08)	(24.77)	(-4.15)	(2.40)	(-2.13)
$G \geq 14$ (Management)	-0.42*	1.03**	-0.02	0.34**	-0.05
	(-2.24)	(19.30)	(-0.30)	(4.58)	(-0.98)

Table 8
Performance-Evaluation Regressions under Alternative Portfolio Construction

This table presents the results of four-factor regressions for variations on the Shareholder minus Management Portfolio. The Shareholder Portfolio is composed of all firms where the Governance Index, *G*, is 5 or smaller, and the Management Portfolio contains all firms where *G* is 14 or greater. The calculation of *G* is described in Section II. The portfolios are reset in September 1990, July 1993, July 1995, and February 1998, which are the months after new data on *G* become available. The sample period is September 1990 to December 1999. The first row duplicates the results contained in the first row of Table 7, where the dependent variable is the difference of the value-weighted monthly returns to the Shareholder and Management Portfolios. In the second row, the monthly portfolio returns are equal-weighted. The remaining rows are value-weighted. The third row contains the results using industry-adjusted returns, with industry adjustments done using the 48 industries of Fama and French (1997). In the fourth row, portfolio returns are calculated maintaining the 1990 portfolios for the entire sample period. The fifth row shows the results of restricting the sample to firms incorporated in Delaware. In the sixth and seventh rows, the sample period is divided in half at April 30, 1995 and separate regressions are estimated for the first half and second half of the period (56 months each). The explanatory variables are *RMRF*, *SMB*, *HML*, and *Momentum*. These variables are the returns to zero-investment portfolios designed to capture market, size, book-to-market, and momentum effects, respectively. (Consult Fama and French (1993) and Carhart (1997) on the construction of these factors.) *t*-statistics are reported in parentheses and significance at the five-percent and one-percent levels is indicated by * and **, respectively.

	α	*RMRF*	*SMB*	*HML*	*Momentum*
Shareholder-Management,	0.71**	-0.04	-0.22*	-0.55**	-0.01
Value-Weighted	(2.77)	(-0.57)	(-2.47)	(-5.35)	(-0.13)
Equal-Weighted	0.45*	-0.00	0.23**	-0.38**	-0.16**
	(2.06)	(-0.01)	(3.02)	(-4.30)	(-2.79)
Industry-Adjusted	0.47*	-0.00	-0.20**	-0.46**	-0.02
	(2.16)	(-0.04)	(-2.63)	(-5.28)	(-0.42)
1990 Portfolio	0.53*	-0.09	-0.05	-0.36**	-0.03
	(2.18)	(-1.35)	(-0.55)	(-3.65)	(-0.42)
Delaware Portfolio	0.63	-0.06	-0.26*	-0.46**	0.07
	(1.88)	(-0.66)	(-2.24)	(-3.41)	(0.78)
Early Half	0.45	-0.19*	-0.37**	-0.21*	-0.19**
	(1.91)	(-2.54)	(-3.45)	(-2.15)	(-2.76)
Late Half	0.75	-0.02	-0.22	-0.77**	0.12
	(1.85)	(-0.21)	(-1.87)	(-4.87)	(1.31)

Table 9
Fama-MacBeth Regressions of Returns on the Governance Index and its Components

Panel A of this table presents the average coefficients and time-series *t*-statistics for 112 cross-sectional regressions for each month from September 1990 to December 1999. The dependent variable is the stock return for month *t*. The results are presented using both raw and industry-adjusted returns, with industry adjustments done using the 48 industries of Fama and French (1997). In the first two columns, the sample is restricted to firms in either the Shareholder or Management Portfolios and we use the independent variable, *Shareholder Portfolio*, a dummy variable that equals 1 when the firm is in the Shareholder Portfolio and 0 otherwise. The Shareholder Portfolio is composed of all firms where the Governance Index, *G*, is 5 or smaller, and the Management Portfolio contains all firms where *G* is 14 or greater. The calculation of *G* is described in Section II. The third and fourth columns include all firms with data for all right-hand side variables and use *G* as an independent variable. *NASDUM* is a dummy variable equal to 1 if the firm trades on the Nasdaq Stock Market and 0 otherwise. *BM* is the log of the ratio of book value (the sum of book common equity and deferred taxes) in the previous fiscal year to size at the end of the previous calendar year. *SIZE* is the log of market capitalization in millions of dollars and *PRICE* is the log of the price, where both *SIZE* and *PRICE* are measured at the end of the second to last month. *NYDVOL* equals the log of the dollar volume of trading in a NYSE or AMEX security during the second to last month, and equals zero for all other securities. *NADVOL* is defined analogously for Nasdaq securities. *YLD* equals the ratio of dividends in the previous fiscal year to size at the end of the previous calendar year. *RET2-3* is the log of the compounded gross returns from months *t-3* to *t-2*, and *RET4-6* and *RET7-12* are defined analogously for months *t-4* to *t-6* and months *t-7* to *t-12*, respectively. *SGROWTH* is the five-year sales growth ending in the previous fiscal year. Appendix C lists the Compustat data items used for each of these variables. In Panel B, we regress monthly industry-adjusted returns on each governance provision (see Appendix A for detailed information about each provision) and the same controls. All regressions are estimated with weighted least squares where all variables are weighted by market value at the end of month *t-1*. Significance at the five-percent and one-percent levels is indicated by * and **, respectively.

Panel A:
Governance Index

	Raw	Industry-Adjusted	Raw	Industry-Adjusted
Shareholder Portfolio	0.88**	0.72**		
	(2.75)	(2.76)		
G			-0.04	-0.02
			(-1.12)	(-0.95)
NASDUM	-9.24	-10.83	-0.88	-0.18
	(-1.41)	(-1.76)	(-0.13)	(-0.03)
BM	0.12	0.18	0.00	0.15
	(0.32)	(0.60)	(0.01)	(1.25)
SIZE	0.44	0.14	0.08	0.24
	(1.18)	(0.46)	(0.31)	(1.50)
PRICE	0.26	0.40	0.28	0.19
	(0.81)	(1.30)	(1.16)	(0.98)
NYDVOL	-0.49	-0.16	-0.06	-0.26
	(-1.42)	(-0.55)	(-0.23)	(-1.40)
NADVOL	-0.01	0.38	0.06	-0.19
	(-0.02)	(1.03)	(0.13)	(-0.67)
YLD	7.33	4.46	8.00	8.88
	(0.50)	(0.38)	(0.77)	(1.29)
RET2-3	-1.55	-2.10	-0.46	-0.91
	(-0.65)	(-1.19)	(-0.32)	(-0.86)
RET4-6	-2.06	-1.46	-0.47	-0.54
	(-1.01)	(-1.01)	(-0.35)	(-0.57)
RET7-12	0.17	-1.69	2.36*	0.74
	(0.13)	(-1.66)	(2.36)	(1.13)
SGROWTH	0.62	0.30	-0.00	0.04
	(1.30)	(0.69)	(-0.00)	(0.23)
Constant	1.92	-1.11	0.09	0.50
	(0.59)	(-0.40)	(0.04)	(0.28)

Panel B
Individual Provisions

	Industry-Adjusted Monthly Return		
Antigreenmail	-0.07 (-0.40)	*Severance*	-0.03 (-0.14)
Business Combination	0.12 (0.47)	*Silver Parachutes*	-0.52* (2.08)
Bylaws	-0.19 (-0.95)	*Special Meeting*	-0.10 (-0.66)
Blank Check	0.10 (0.37)	*Supermajority*	-0.12 (-0.66)
Charter	-0.13 (-0.44)	*Unequal Voting*	-0.36 (-0.70)
Classified Board	0.01 (0.06)	*Written Consent*	0.15 (1.19)
Compensation Plans	0.12 (0.73)	*NASDUM*	-2.08 (-0.50)
Contracts	-0.07 (-0.35)	*BM*	0.15 (1.22)
Control Share Cashout	0.15 (0.58)	*SIZE*	0.18 (1.04)
Cumulative Voting	-0.14 (-0.62)	*PRICE*	-0.03 (-0.30)
Directors' Duties	-0.10 (-0.34)	*NYDVOL*	-0.12 (-0.73)
Fair Price	0.07 (0.50)	*NADVOL*	0.02 (0.09)
Golden Parchutes	-0.11 (-0.69)	*YLD*	2.70 (0.55)
Indemnification	0.16 (1.43)	*RET2-3*	-0.07 (-0.07)
Liability	-0.03 (-0.14)	*RET4-6*	0.46 (0.52)
Pension Parachutes	-0.40 (-1.26)	*RET7-12*	1.38* (2.29)
Poison Pill	-0.16 (-0.96)	*SGROWTH*	0.12 (0.79)
Secret Ballot	-0.09 (-0.63)	Constant	-0.97 (-0.64)

Table 10

Fama-MacBeth Regressions of *Q* on the Governance Index

This table presents regressions of Tobin's *Q* on the Governance Index, *G*, and control variables. The calculation of *G* is described in Section II. *Q* is the ratio of the market value of assets to the book value of assets: the market value is calculated as the sum of the book value of assets and the market value of common stock less the book value of common stock and deferred taxes. The market value of equity is measured at the end of the current calendar year and the accounting variables are measured in the current fiscal year. In the first two columns, the explanatory variables are *G*, a dummy variable for incorporation in Delaware, and control variables. The third column restricts the sample to Delaware firms and includes G and the controls as explanatory variables. We include as controls the log of assets in the current fiscal year, the log of firm age measured in months as of December of each year, and industry dummy variables. We create industry dummies by matching the four-digit SIC codes from December of each year to the 48 industries designated by Fama and French (1997). The coefficients on the controls and the constant are suppressed from the table. The coefficients and *t*-statistics from each annual cross-sectional regression are reported in each row, and the time-series averages and time-series *t*-statistics are given in the last row. * and ** indicate significance at the five-percent and one-percent levels, respectively.

	All Firms		Delaware Firms
	G	*Delaware*	*G*
1990	-0.024**	0.057	-0.034**
	(-3.071)	(1.253)	(-2.732)
1991	-0.036**	0.005	-0.044*
	(-2.910)	(0.065)	(-2.235)
1992	-0.033**	0.002	-0.041*
	(-3.275)	(0.037)	(-2.470)
1993	-0.035**	-0.087	-0.031*
	(-3.222)	(-1.368)	(-2.152)
1994	-0.025**	-0.067	-0.024*
	(-2.828)	(-1.310)	(-1.981)
1995	-0.032**	-0.062	-0.021
	(-2.670)	(-0.941)	(-1.376)
1996	-0.021	-0.091	-0.015
	(-1.751)	(-1.360)	(-0.975)
1997	-0.012	-0.113	-0.010
	(-0.867)	(-1.467)	(-0.525)
1998	-0.052*	-0.078	-0.060*
	(-2.545)	(-0.693)	(-1.980)
1999	-0.089**	-0.033	-0.109**
	(-3.124)	(-0.207)	(-2.538)
Mean	-0.036**	-0.047*	-0.039**
	(-5.243)	(-2.774)	(-4.285)

Table 11

Fama-MacBeth Regressions of Operating Measures on the Governance Index

This table gives the results of annual median (least absolute deviation) regressions for net profit margin, return on equity, and sales growth on the Governance Index, *G,* measured in the previous year, and *BM*. The calculation of *G* is described in Section II. Net profit margin is the ratio of income before extraordinary items available for common equity to sales; return on equity is the ratio of income before extraordinary items available for common equity to the sum of the book value of common equity and deferred taxes; *BM* is the log of the ratio of book value (the sum of book common equity and deferred taxes) in the previous fiscal year to size at the close of the previous calendar year. Each dependent variable is net of the industry median, which is calculated by matching the four-digit SIC codes of all firms in the CRSP-Compustat merged database in December of each year to the 48 industries designated by Fama and French (1997). The coefficients and *t*-statistics from each annual cross-sectional regression are reported in each row, and the time-series averages and time-series *t*-statistics are given in the last row. Constants are suppressed from the table. Significance at the five-percent and one-percent levels is indicated by * and **, respectively. All coefficients are multiplied by 1000.

	Net Profit Margin		Return on Equity		Sales Growth	
	G	*BM*	*G*	*BM*	*G*	*BM*
1991	-0.70	-40.7**	-1.19*	-84.8**	-2.30	-31.4**
	(-1.79)	(-26.6)	(-1.99)	(-36.3)	(-1.67)	(-5.8)
1992	-0.52	-42.0**	0.42	-89.5**	-1.43	-28.7**
	(-0.89)	(-17.8)	(0.69)	(-36.3)	(-1.35)	(-6.7)
1993	-0.76	-36.9**	-0.34	-86.3**	-3.35**	-17.8**
	(-1.57)	(-17.7)	(-0.43)	(-25.1)	(-2.87)	(-3.6)
1994	-0.83	-32.7**	-1.07	-89.6**	-2.71*	-17.2**
	(-1.71)	(-15.3)	(-1.75)	(-33.1)	(-2.45)	(-3.5)
1995	-0.72	-29.7**	-1.39	-87.4**	-0.89	-14.3*
	(-1.07)	(-10.4)	(-1.86)	(-27.3)	(-0.52)	(-2.0)
1996	-0.43	-32.3**	0.90	-95.2**	-2.44	-22.5**
	(-1.07)	(-19.6)	(1.38)	(-35.7)	(-1.76)	(-4.0)
1997	0.21	-33.3**	0.66	-95.6**	0.01	-21.7**
	(0.38)	(-14.5)	(0.82)	(-28.5)	(0.00)	(-3.2)
1998	-0.73	-35.9**	-1.28	-101.8**	-1.45	-12.5*
	(-1.16)	(-13.9)	(-1.27)	(-24.3)	(-0.97)	(-2.0)
1999	-1.27*	-36.5**	0.93	-91.8**	-0.52	-40.7**
	(-2.18)	(-18.7)	(1.11)	(-32.0)	(-0.27)	(-6.3)
Mean	-0.64**	-35.5**	-0.26	-91.3**	-1.68**	-23.0**
	(-4.86)	(-26.5)	(-0.79)	(-50.8)	(-4.56)	(-7.5)

Table 12

Fama-MacBeth Regressions of Investment Measures on the Governance Index

This table presents the results of annual median (least absolute deviation) regressions of CAPEX/assets and CAPEX/sales on the Governance Index, *G*, measured in the previous year, and *BM*. CAPEX is capital expenditures, and *BM* is the log of the ratio of book value (the sum of book common equity and deferred taxes) in the previous fiscal year to size at the close of the previous calendar year. Both dependent variables are net of the industry median, which is calculated by matching the four-digit SIC codes of all firms in the CRSP-Compustat merged database in December of each year to the 48 industries designated by Fama and French (1997). The coefficients and *t*-statistics from each annual cross-sectional regression are reported in each row, and the time-series averages and time-series *t*-statistics are given in the last row. Constants are suppressed from the table. Significance at the five-percent and one-percent levels is indicated by * and **, respectively. All coefficients are multiplied by 1000.

	CAPEX/Assets		CAPEX/Sales	
	G	*BM*	*G*	*BM*
1991	1.32**	-13.10**	0.70*	-8.24**
	(4.92)	(-12.59)	(2.23)	(-6.75)
1992	0.42	-10.63**	0.54	-4.56**
	(1.21)	(-7.68)	(1.53)	(-3.24)
1993	0.81*	-9.41**	0.09	-4.93**
	(2.19)	(-5.92)	(0.27)	(-3.38)
1994	0.51	-9.48**	-0.07	-3.72*
	(1.58)	(-6.64)	(-0.18)	(-2.26)
1995	0.35	-11.29**	0.32	-6.06**
	(0.91)	(-6.91)	(0.82)	(-3.64)
1996	0.75	-8.64**	0.31	-6.51**
	(1.95)	(-5.50)	(0.94)	(-4.81)
1997	0.74*	-13.63**	0.70	-5.61**
	(2.21)	(-9.77)	(1.77)	(-3.41)
1998	0.80*	-8.58**	0.37	-5.17**
	(2.14)	(-5.62)	(1.07)	(-3.62)
1999	-0.15	-6.66**	-0.32	-2.29
	(-0.40)	(-5.03)	(-0.85)	(-1.80)
Mean	0.62**	-10.16**	0.30*	-5.23**
	(4.57)	(-13.58)	(2.57)	(-9.26)

Table 13
Acquisitions Summary Statistics

This table presents summary statistics on acquisitions in the Shareholder and Management portfolios and in the entire sample. The data on acquisitions are from the SDC database. The Shareholder Portfolio is composed of all firms where the Governance Index, *G*, is 5 or smaller, and the Management Portfolio contains all firms where *G* is 14 or greater. The calculation of *G* is described in Section II. Acquisition Ratio is defined as the sum of the value of all corporate acquisitions during a calendar year scaled by the average of market value at the beginning and end of the year. The figures are in bold when the means from the Shareholder and Management Portfolios are significantly different from each other at the five-percent level.

	Average Number of Acquisitions			Average Acquisition Ratio		
	Shareholder Portfolio	Management Portfolio	All firms	Shareholder Portfolio	Management Portfolio	All firms
1991	0.37	0.55	0.64	0.82%	1.34%	1.96%
1992	0.41	0.69	0.65	1.22%	0.91%	2.65%
1993	0.55	0.72	0.81	1.65%	3.84%	2.56%
1994	0.57	0.98	0.93	2.03%	1.37%	2.94%
1995	**0.61**	**1.22**	1.14	3.62%	3.53%	4.42%
1996	**0.57**	**1.17**	1.07	**1.03%**	**8.14%**	4.76%
1997	**0.68**	**1.13**	1.10	4.06%	8.10%	5.10%
1998	1.13	1.59	1.36	4.09%	10.01%	6.93%
1999	0.90	1.33	1.10	6.49%	7.10%	6.46%
Mean	**0.64**	**1.04**	0.98	2.78%	4.93%	4.20%

Table 14

Fama-MacBeth Regressions of Acquisition Ratio on the Governance Index

This table presents annual Tobit regressions of the *Acquisition Ratio* on the Governance Index, *G,* measured in the previous year, *SIZE*, *BM*, and industry dummy variables. The calculation of *G* is described in Section II. *Acquisition Ratio* is defined as the sum of the value of all corporate acquisitions during a calendar year scaled by the average of market value at the beginning and end of the year. The data on acquisitions are from the SDC database. *SIZE* is the log of market capitalization at the end of the previous calendar year and *BM* is the log of the ratio of book value (the sum of book common equity and deferred taxes) in the previous fiscal year to size at the end of the previous calendar year. Industry dummy variables are created by matching the four-digit SIC codes of all firms in the CRSP-Compustat merged database in December of each year to the 48 industries designated by Fama and French (1997). The coefficients and asymptotic *z*-statistics from each annual cross-sectional regression are reported in each row, and the time-series averages and time-series t-statistics are given in the last row. The coefficients on the industry dummies are suppressed. Significance at the five-percent and one-percent levels is indicated by * and **, respectively. All coefficients are multiplied by 100.

	G	*SIZE*	*BM*
1991	0.51	4.20**	1.46
	(1.08)	(4.35)	(0.652)
1992	0.10	1.58	-1.86
	(0.20)	(1.49)	(-0.73)
1993	0.70	1.25	-0.87
	(1.26)	(1.10)	(-0.31)
1994	0.75	2.95**	-0.48
	(1.56)	(2.96)	(-0.19)
1995	0.41	3.17**	1.89
	(0.94)	(3.38)	(0.80)
1996	1.33*	5.83**	0.37
	(2.23)	(4.80)	(0.12)
1997	0.99*	6.00**	4.65
	(1.96)	(5.58)	(1.68)
1998	1.47	3.01*	-2.59
	(1.95)	(2.01)	(-0.69)
1999	0.84	9.01**	0.45
	(1.14)	(5.64)	(0.13)
Mean	0.79**	4.11**	0.34
	(5.45)	(5.01)	(0.46)

EXHIBIT D

Citation Search Result Rank 4 of 8 Database
2002 WL 356717 FSEC-NAL
(Cite as: 2002 WL 356717 (S.E.C. No - Action Letter))

(SEC No-Action Letter)

*1 The **Boeing** Company
Publicly Available **February 7, 2002**

LETTER TO SEC

December 18, 2001

U.S. SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Shareholder Proposal Submitted by Bernard and Naomi Schlossman, with John Chevedden as Proxy, for Inclusion in The **Boeing** Company 2002 Proxy Statement

Dear Sir or Madam:

We are counsel to The **Boeing** Company, a Delaware corporation (**"Boeing"** or the ""Company"). On November 9, 2001, **Boeing** received a proposed shareholder resolution and supporting statement (together the "Proposal") from Bernard and Naomi Schlossman, with John Chevedden as proxy (the "Proponent"), for inclusion in the proxy statement (the "2002 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2002 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2002 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if **Boeing** excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of **Boeing** the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal relates to performance-based stock options for senior executives and states, in relevant part:

The Proposal

Boeing shareholders urge our Board of Directors to adopt a long-term or permanent formal policy that a majority or all future stock option grants to senior executives be performance-based.

Performance-based stock options are defined as:

1) Indexed options, whose exercise price is linked to the S&P Aerospace Index shown in the graph on page __ in the 2002 proxy [company is requested to insert the correct page number for the 2002 proxy];
2) Premium-priced stock options, whose exercise price is above the market price on the grant date; or
3) Performance-vesting options, which vest when the market price of the stock exceeds a specific target.

Summary of Bases for Exclusion

We have advised **Boeing** that it properly may exclude the Proposal, or portions thereof, from its 2002 Proxy Statement and form of proxy for the following reasons:

1. John Chevedden is not eligible to submit a proposal to the Company under Rule 14a-8(b)(1), and he has submitted more than one proposal in violation of Rule 14a-8(c);

***2** 2. The Proposal has been substantially implemented by the Company, and is therefore excludable under Rule 14a-8(i)(10), because the Company's primary executive compensation program already links Performance Shares granted to senior executives to corporate performance; and

3. Portions of the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

1. John Chevedden is not eligible to submit a proposal to the Company under Rule 14a-8(b)(1), and he has submitted more than one proposal in violation of Rule 14a-8(c).

At the outset, we direct the Staff's attention to the fact that this Proposal is one of five submitted to the Company this year by Mr. John Chevedden. Mr. Chevedden is not himself a shareholder of the Company. He is therefore ineligible to submit a shareholder proposal pursuant to Rule 14a-8(b)(1) in his own right. As is his custom, Mr. Chevedden has once again obtained the proxies of several Company shareholders for the purpose of submitting multiple proposals to the Company, thereby advancing his personal agenda and thwarting the one proposal per proponent limitation imposed by Rule 14a-8(c). We submit that Mr. Chevedden's attempts to submit multiple shareholder proposals, clearly authored and pursued through the shareholder proposal process by himself, under the aegis of proxies from other shareholders, constitutes a clear abuse of the plain wording and intent of the Commission's Rule 14a-8 shareholder proposal rules.

By now the Staff is well acquainted with Mr. Chevedden. Over the course of the last two years alone, his name has appeared in connection with well over 70 no-action letter requests. For the most recent examples of his activities, see Honeywell Int., Inc. (Oct. 26, 2001); APW, Ltd. (Oct. 17, 2001); Actuant Corp.

(Oct. 16, 2001); Electronic Data Systems Corp. (Sept. 28, 2001); General Motors Corp. (Apr. 3, 2001). During the 2001 proxy season, Mr. Chevedden submitted multiple proposals to multiple companies, including, for example: The **Boeing** Company (at least six challenged proposals); General Motors Corp. (at least seven challenged proposals); Southwest Airlines Co. (at least four challenged proposals); and Raytheon Co. (at least two challenged proposals). As the Staff is no doubt aware, handling these proposals represents an enormous investment of time and resources by each of the target companies. Each target company must, among other things, determine whether the shareholder for whom Mr. Chevedden is acting as proxy is eligible to submit a proposal, correspond with Mr. Chevedden regarding the inevitable procedural and substantive defects in his proposals, evaluate, usually with the assistance of legal counsel, whether the company will oppose the proposal, draft and file no-action letters, draft and file rebuttal letters in response to the Proponent's inevitable responses to no-action letter requests; and draft opposition statements in the event his proposals are not excludable. Moreover, the Staff itself must annually allocate precious resources to the review of countless no-action letters regarding Mr. Chevedden's proposals. The Staff repeatedly has required Mr. Chevedden to delete or revise false and misleading statements in his proposals as a condition to their inclusion in the target company's proxy materials. See, for example, General Motors Corp. (Mar. 29, 2001); Southwest Airlines Co. (Mar. 20, 2001); Alaska Air Group, Inc. (Mar. 13, 2001); The **Boeing** Co. (Feb. 16, 2001). All told, the foregoing activities represent an enormous expenditure of time, personnel and money for an individual who is, in most cases, not even a shareholder of the target company.

***3** This year, Mr. Chevedden has used this tactic to submit five shareholder proposals to **Boeing.** These include:

1. A proposal requesting a shareholder vote on golden parachutes, "submitted by" Thomas Finnegan, with John Chevedden as proxy;
2. A proposal recommending that the Company's board declassify itself, " "submitted by" the Ray T. and Veronica G. Chevedden Trust, with John Chevedden as proxy;
3. A proposal urging the Company's Board of Directors to implement performance-based stock options for executives, "submitted by" Bernard and Naomi Schlossman, with John Chevedden as proxy;
4. A proposal recommending that the Company adopt a bylaw provision for the nomination of independent directors, "submitted by" John Gilbert, with John Chevedden as proxy; and
5. A proposal requesting shareholder approval of a Company poison pill, " "submitted by" James Janopaul-Naylor, with J. Chevedden as proxy.

The Rule 14a-8 shareholder proposal rules are intended to provide a simple and inexpensive way for shareholders of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views. If an individual is not a shareholder of a company, and Mr. Chevedden is not a shareholder of **Boeing,** that individual has no right to use Rule 14a-8 to air his or her views or to seek support for them in that company's proxy statement. Mr. Chevedden attempts to circumvent these rules by having actual shareholders appoint him as their proxy.

The shareholder proposal rules have always included a requirement, currently

Rule 14a-8(b), that the person submitting a proposal be a security holder of the company. In 1983 the Commission adopted rules that mandated a minimum shareholding and a minimum holding period in order for Rule 14a-8 to be available (Release No. 34-20091, Aug. 16, 1983). In its comments to the release, the Commission noted:

Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and [is] adopting the eligibility requirement as proposed. (emphasis added.)

Clearly, Mr. Chevedden does not have a "measured economic stake or investment interest" in the Company, and his activities have now "exceeded the bounds of reasonableness," having submitted five proposals to **Boeing** this year, and six the previous year. To permit a single individual such as he, year after year, to submit multiple proposals using the artifice of proxies from other shareholders makes a mockery of the Commission's rules governing the shareholder proposal process. While we understand that on prior occasions the Staff, with some exceptions, has permitted Mr. Chevedden to submit shareholder proposals in this manner, we respectfully ask the Staff to reconsider this position.

***4** The Company should be allowed to exclude Mr. Chevedden's proposals from its 2002 Proxy Statement for violation of the Rule 14a-8(b)(1) eligibility requirements and the Rule 14a-8(c) one proposal per shareholder limitation for the following reasons.

First, and perhaps most importantly, Mr. Chevedden often has no prior or substantial relationship with the shareholders whom he professes to represent. RR Donnelley Financial (www.realcorporatelawyer.com/shareholderproposals.html) has reported what many companies targeted by Mr. Chevedden have long suspected. "John Chevedden trolls the [Net's] message boards seeking shareholders to make him his agent so that he is eligible to submit shareholder proposals to certain companies." This practice was substantiated recently when TRW, Inc. uncovered information that one of its shareholders who had appointed Mr. Chevedden as his proxy "became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution." TRW, Inc. (Jan. 24, 2001). Our own conversations last proxy season with the Company's shareholders appointing Mr. Chevedden as proxy uncovered a similar instance. See The **Boeing** Co. (Feb. 20, 2001) (Bernard and Naomi Schlossman proposal). Our efforts to contact other shareholders were unsuccessful. This year the Company repeatedly attempted to contact the shareholders for whom Mr. Chevedden is proxy to verify their involvement in the proposal process, making several phone calls and leaving messages when able. Except in one instance (J. Gilbert), the shareholders failed to return the Company's calls.

Second, it is evident that Mr. Chevedden does all, or substantially all, of the work drafting, submitting and supporting the proposals. Each proposal submitted is accompanied by his standard form cover letter. This letter instructs the target company that all future communications regarding the proposal and annual meeting are to be directed to Mr. Chevedden, not to the shareholder. In fact, Mr.

Chevedden is now careful not to include the shareholder's telephone number, and often address too, in order to preclude the target company from contacting the shareholder so that it may develop a TRW, Inc.-type no-action letter. To guarantee that the target Company deals only with him, the cover letter implies that the proxy is quite broad--"This is the proxy for Mr. Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." Moreover, any revisions to the proposal come directly from Mr. Chevedden and he alone apparently decides whether the proposal may be withdrawn in the face of target company concessions. Finally, all communications with the Staff come directly from Mr. Chevedden.

*5 Third, Mr. Chevedden has submitted the same proposals to **Boeing** that he has submitted to other companies, either through the same or different proxies, thereby demonstrating that the proposals are his and not those of the Company's shareholders. The proposals submitted to **Boeing** by Mr. Chevedden are substantially similar to proposals he submitted during the most recent proxy seasons to the following companies:

Proposal Submitted to **Boeing**	Similar Proposal and No-Action Letter
Shareholder Vote on Golden Parachutes	General Motors Corp. (Mar. 29, 2001);
	FirstEnergy Corp. (Mar. 3, 1999);
Annual Election of Directors	Honeywell International, Inc. (Oct. 26, 2001);
	Northrop Grumman Corp. (Feb. 16, 2001);
	Raytheon Co. (Feb. 26, 2001);
	TRW, Inc. (Jan. 24, 2001);
	FirstEnergy Corp. (Mar. 7, 2000);
	TRW, Inc. (Mar. 6, 2000);
	Airborne Freight Co. (Feb. 14, 2000)
Independent Directors	AMR Corp. (Apr. 3, 2001);
	Mattel, Inc. (Mar. 21, 2001);
	AT&T Corp. (Feb. 13, 2001);
	General Electric Co. (Jan. 24, 2001);
	AMR Corp. (Apr. 17, 2000)
Shareholder Vote on Poison Pills	Actuant Corp. (Oct. 16, 2001);
	General Motors Corp. (Mar. 27, 2001);
	General Dynamics Corp. (Mar. 5, 2001);
	Airborne Freight Co. (Jan, 29, 2001);
	Southwest Airline Co. (Mar. 13, 2001);
	Caterpillar, Inc. (Jan. 3, 2001)
	PACCAR, Inc. (Dec. 4, 2000);
	Electronic Data Systems, Inc. (Mar. 24, 2000);

Northrop Grumman Corp. (Mar. 17, 2000)

***6** Mr. Chevedden's proposals are unmistakable in style and pattern and are easily identified by their common characteristics: similar font and style, bold-faced headings and subheadings, and unsubstantiated statements of fact (e.g. "this proposal has significant institutional support" or "... according to independent analysts"). Additionally, throughout the supporting statements, the proposals use much of the same language and the same style of excerpting select "quotes" from press articles. It is clear simply from looking at the proposals that they are substantially the same as the proposals submitted to other target companies by Mr. Chevedden through his proxies. The logical conclusion is that the Proposal is not the shareholder's but rather Mr. Chevedden's.

Fourth, it is Mr. Chevedden and not the shareholders themselves that consistently take credit for the proposals in the publicity surrounding them. The world-wide-web contains an extensive library of articles referencing Mr. Chevedden and "his" proposals. For example, Institutional Shareholder Services' "2001 Post Season Report: A Proxy Season Odyssey" reported on page 22 that:

Entering his fifth year of submitting shareholder proposals, Chevedden has undoubtedly positioned himself as one of the most recognized shareholder activists this year. In the past year he submitted poison pill proposals at shareholder meetings of large companies such as Caterpillar, Inc., Actuant Corp., and Airborne Corp.

Chevedden argues that many companies try to derail his efforts in submitting his proposals by what he contends as an intentional "misplacement" of proposals faxed to companies. He also states that companies would make every effort to detect errors in proposals that are in violation of SEC requirements for submitting shareholder proposals, as in the case of Caterpillar.

Compared to 2000's proxy season, Chevedden feels 2001 was a "highly successful year." As he looks forward to the 2002 proxy season, Chevedden plans to resubmit proposals that did not receive overwhelming shareholder approval.

In its November 30, 2000, edition of Council Research Service Alerts, the Council of Institutional Investors detailed Mr. Chevedden's "target companies" for the 2001 proxy season.

ANOTHER 41 RESOLUTIONS HAVE BEEN SUBMITTED to 22 companies by John Chevedden and several other investors. Most of the proposals address three core governance issues: poison pills, classified boards, and simple majority votes. The others address issues ranging from confidential voting and stock dilution to director and committee independence.

Boeing, a Council sustainer, received the most proposals--seven--from the group, followed by PG&E with five and Northrop Grumman with three. Seven others--Airborne Freight, First Energy, Honeywell International (also a Council sustainer), Maytag, Raytheon, Sempra Energy, and Southwest Airlines-- got two apiece.

***7** Other publications report much of the same. See, for example, The Boston Globe (May 2, 2001) ("Chevedden... travels to corporate meetings across the country"); Newhouse News Service (Dec. 15, 2000) ("the top circle of corporate commandos includes people like... John Chevedden"); The Wall Street Journal (Apr. 8, 1999) ("Mr. Chevedden says he has submitted 21 resolutions this year..."). The common thread that runs through all this publicity is that it is Mr. Chevedden, not the shareholders who appoint him as their proxy, who takes and receives credit for these proposals.

Finally, Mr. Chevedden would not himself qualify to submit the proposals to the Company in his own right. He is not a shareholder of the Company; he does not have a "measured economic stake or investment interest." Although he is ineligible to submit a shareholder proposal to the Company pursuant to Rule 14a-8(b)(1) in his own right, he nonetheless does so under the aegis of acting as a rightful shareholder's proxy. However, once the proxy is obtained, it is clear that it is Mr. Chevedden and not the shareholder who is the real proponent of each proposal. As stated earlier, the shareholder proposal rules are for the use of shareholders of a corporation to communicate with their fellow shareholders. The rules are not for use by a single activist to advance a personal agenda by manipulating them. Mr. Chevedden's practices are a flagrant abuse of the shareholder proposal rules set forth in Rule 14a-8 and should not be permitted.

We therefore believe that the Company can exclude Mr. Chevedden's proposals, including the Proposal, from its proxy statement for its 2002 Annual Meeting of Shareholders because the proposals are publicly acknowledged to be, and in fact are, the proposals of Mr. Chevedden; and Mr. Chevedden is not a shareholder of the Company. The Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is omitted on this basis.

2. The Proposal has been substantially implemented by the Company, and is therefore excludable under Rule 14a-8(i)(10), because the Company's primary executive compensation program already links Performance Shares granted to executives to corporate performance.

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See SEC Release No. 34-30091 (Aug. 16, 1983); Masco Corp. (Mar. 29, 1999); BankAmerica Corp. (Feb. 10, 1997). Moreover, "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (Mar. 28, 1991). Thus, where a company can demonstrate that it has already adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal may be excluded as moot. See The Gap, Inc. (Mar. 8, 1996).

***8** Several companies have challenged proposals regarding performance-based compensation for senior executives on the ground that the proposal has already been substantially implemented by demonstrating that their existing policies link executive compensation to corporate performance. See Hilton Hotels Corp. (Mar. 7, 2001) ("Hilton"); Minnesota Mining and Manufacturing Co. (Mar. 5, 2001) ("3M"); FirstEnergy Corp. (Feb. 27, 2001) ("First Energy"); Wisconsin Energy Corp. (Feb. 26, 2001) (proposal withdrawn); and Halliburton Co. (Jan. 30, 2001)

("Halliburton"). In Hilton, the target company successfully argued that, because the proposal requested only the adoption of a performance-based compensation policy, with no ongoing reporting obligations, that it had substantially implemented the proposal. The company demonstrated that their existing executive compensation structure already awarded options based on the company's performance. By way of comparison, in those instances where the Staff did not concur with the target company's Rule 14a-8(i)(10) argument--3M, First Energy, and Halliburton--the proposals requested not only the implementation of a performance-based compensation policy, but also requested ongoing and periodic reporting by the company. Like the proposal in Hilton, the Proposal here requests only the adoption of a policy. It does not request future disclosure or reporting regarding that policy.

The Proposal requests that the Board adopt a "long-term or permanent formal policy that a majority or all future stock option grants to senior executives be performance-based." The Board and the Company have already implemented this request in the Company's primary executive compensation program. In 1998, the Company implemented a Performance Share award program for executive compensation in place of stock options. Under this plan, rights to receive stock, referred to as Performance Shares, have been issued to plan participants. An increasing portion of the Performance Shares awarded will be paid in shares of common stock, if and to the extent the stock price reaches and maintains certain threshold levels. The Performance Share program is designed to focus executives on stock price appreciation and shareholder return. This program is explained in great detail annually in the Company's annual reports and proxy statements. Accordingly, we have advised the Company that it may properly exclude the Proposal from its 2002 proxy statement based on Rule 14a-8(i)(10)--substantial implementation.

3. Portions of the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are false or misleading.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. See Micron Technology, Inc. (Sept. 10, 2001); DT Indust. (Aug. 10, 2001); Sysco Corp. (Apr. 10, 2001); AT&T Corp. (Feb. 28, 2001). The Staff consistently asks Mr. Chevedden to revise or delete portions of his proposals under this rule. See Honeywell Int. Inc. (Oct. 26, 2001); APW Ltd. (Oct. 17, 2001); Electronic Data Systems Corp. (Sept. 28, 2001); Southwest Airlines, Co. (Mar. 20, 2001); Alaska Air Group, Inc. (Mar. 13, 2001).

***9** The following statement is properly excludable unless modified because it inappropriately and misleadingly casts the Proponent's opinion as a statement of fact. See Micron Technology, Inc. (Sept. 10, 2001); Sysco Corp. (Aug. 10, 2001); DT Indust., Inc. (Aug. 10, 2001).

. [paragraph 5] "Indexed options may have the added benefit of discouraging re-pricing if there is a downturn in our company's relative performance." Without such qualification, the statement misleadingly suggests facts which have not otherwise been documented. By way of letter, dated December 5, 2001, the Company asked the Proponent to modify or delete this sentence. As of the date of this filing, neither the Proponent has not provided a revised version of the Proposal. A copy of that letter is attached as Exhibit B.

In summary, we have advised the Company that it may properly exclude the Proposal from its 2002 proxy statement based on Rule 14a-8(i)(3) and Rule 14a-9.

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that the 2002 Proxy Statement will be finalized for printing on or about March 5, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,
J. Sue Morgan
PERKINS COIE LLP
1201 Third Avenue, Suite 4800 . Seattle, Washington 98101-3099
Telephone: 206 583-8888

EXHIBIT A

6 - Stock Options to be Performance-Based

Boeing shareholders urge our Board of Directors to adopt a long-term or permanent formal policy that a majority or all future stock option grants to senior executives be performance-based. Performance-based stock options are defined as:

1) Indexed options, whose exercise price is linked to the S&P Aerospace Index shown in the graph on page 32 in the 2002 proxy [company is requested to insert the correct page number for the 2002 proxy];

2) Premium-priced stock options, whose exercise price is above the market price on the grant date; or

3) Performance-vesting options, which vest when the market price of the stock exceeds a specific target.

Support challenging performance objectives for our senior executives

As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. We believe that the Company's current policies can be improved for the benefit of all shareholders.

***10** "Future stock option grants" include agreements renewing, modifying or extending existing stock option grants or employment agreements that contain stock option grants. This is not intended to interfere with existing agreements. However it does recommend the greatest flexibility to adopt the spirit and the letter of this proposal to the fullest extent possible.

Avoid potentially higher cost of standard stock options

Standard stock options may also be more expensive than performance-based options. Two Georgetown University professors have estimated that for the top 100 NYSE-listed firms, a grant of an at-the-money option with a five-year maturity would, on average, be 41% more expensive than necessary to reward the same amount of relative CEO performance. (Angel & McCabe, Market-Adjusted Options for Executive Compensation, Oct. 28, 1997).

Encourage ambitious but realistic performance targets for senior executives

Performance-based options tie compensation more closely to company performance, not stock market swings. Premium-priced and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets. Indexed options may have the added benefit of discouraging re-pricing if there is a downturn in our company's relative performance.

Directly align management and stockholder interests

Companies such as Capital One, Mattel, Union Pacific, RCN Corp. and Level 3 Communications have adopted performance-based plans. According to Level 3's 1999 proxy statement, the company's "outperform stock option" program "aligns directly management's and stockholders' interests by basing stock option value on Level 3's ability to outperform the market."

We urge shareholders to vote FOR this proposal:

Stock Options to be Performance-Based

YES ON 6

ENCLOSURE

EXHIBIT B

December 5, 2001

MR. JOHN CHEVEDDEN
2215 NELSON AVE., NO. 205

REDONDO BEACH, CA 90278
Re: Shareholder Proposals

Dear Mr. Chevedden:
I am writing in regard to the five shareholder proposals (the "Proposals") you have submitted as proxy for various Company shareholders. I wish to bring to your attention a few of the Company's concerns with the Proposals, concerns that I hope can be resolved informally without asking the SEC to intervene.
These concerns are based on Proxy Rules 14a-8(i)(3) and 14a-9, which, as you know, permit the exclusion of statements within a proposal and its supporting statement which are materially false or misleading. See Micron Technology, Inc. (Sept. 10, 2001); Sysco Corp. (Apr. 10, 2001); AT&T Corp. (Feb. 28, 2001).
First, I believe that several statements within the Proposals are properly excludable unless modified under Proxy Rule 14a-8(i)(3) and 14a-9 because they inappropriately and misleadingly cast what I believe are opinions as a statement of fact, as follows:

Finnegan-Shareholder Vote on Golden Parachutes Proposal

***11** . [paragraph 5] "A change in control is more likely to occur if our executives have managed the Company in ways that do not maximize shareholder value."

Chevedden-Annual Election of Directors Proposal

. [paragraph 4, header] "Level of accountability is closely related to financial performance."
. [paragraph 5, header] "Three years without an election insulates directors from immediate challenge."
. [paragraph 6] "the troubled CEO..."

Janopaul-Naylor-Shareholder Vote on Poison Pills

. [paragraph 2, header] "Negative Effects of Poison Pills on Shareholder Value."
. [paragraph 4] "A poison pill can insulate management at the expense of shareholders."
. [paragraph 4] "A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate."
. [paragraph 4] "A shareholder vote on poison pills can avoid an unbalanced concentration of power in our directors at the expense of the vast majority of shareholders."
. [paragraph 7] "Institutional investor support is high caliber support."

I respectfully ask that you amend the Proposals to qualify the foregoing statements by adding "The Proponent believes..." or "In the opinion of the Proponent..." or some other acceptable variation. See Micron Technology, Inc, (Sept. 10, 2001); Sysco Corp. (Aug. 10, 2001); DT Indus., Inc. (Aug. 10, 2001). Without such qualification, the statements misleadingly suggest facts which have

not otherwise been documented.
Second, I believe that several statements within the Proposals are properly excludable unless modified under Proxy Rules 14a-8(i)(3) and 14a-9 because they assert facts without any documentation for verification. For example:

Finnegan-Shareholder Vote on Golden Parachutes Proposal

. [paragraph 4] "This would prevent a Northrop Grumman scenario where 450 executives were paid $15 million simply because the failed merger with Lockheed Martin was approved by shareholders."
. [paragraph 5] "In the view of certain institutional investors golden parachutes have the potential to..."
. [paragraph 6] "Investor and media attention focused on the payout Sprint Chairman Mr. William Esrey would receive. This was estimated at over $400 million, although almost all of that amount would have stemmed from the exercise of stock options that vested when the deal was approved by Sprint's shareholders."
. [paragraph 7] "...many institutional investors recommend companies seek shareholder approval of future severance agreements."
. [paragraph 9] "Institutional investors such as the California Public employees Retirement System [CalPERS] have recommended shareholder approval of these types of agreements in their proxy voting guidelines. Also, the Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the executive's annual base salary."

Chevedden-Annual Election of Directors Proposal

***12** . [paragraph 4] "When directors are accountable for their actions yearly, they and the Company perform better, according to independent experts."

Gilbert-Independent Directors on Key Committees

. [paragraph 4] "...many equity analysts and portfolio managers support this topic."
. [paragraph 6] "...under current rules non-independent investors could be nominated to key board committees at almost any time in the future."

Janopaul-Naylor-Shareholder Vote on Poison Pills

. [paragraph 4, header] "Institutional Investors Support this Topic."
. [paragraph 4 "Many institutional investors believe poison pills should be submitted for a vote by shareholders."
. [paragraph 5 "Under current rules our **Boeing** board can adopt a poison pill at any time without shareholder approval."
. [paragraph 6] "This topic has significant institutional support."
. [paragraph 6] "This topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000."
. [paragraph 8, header] "Precedent for this topic set by other companies."

. [paragraph 8] "In recent years, various companies have been willing to allow shareholders to have a meaningful vote on poison pills."

I ask that you amend your Proposals to identify or provide factual support in the form of a citation to a specific source for each of the foregoing statements. Otherwise, I respectfully ask that the statements be deleted from the Proposal. I believe this request is consistent with the SEC's response to similar requests in several recent no-action letters. See APW Ltd. (Oct. 17, 2001); General Motors Corp. (Mar. 29, 2001); Southwest Airlines Co. (Mar. 20, 2001).

Third, I note that the Gilbert and Janopaul-Naylor Proposals include a reference to the website www.cii.org. Though the SEC's position regarding the inclusion of web sites in shareholder proposals is admittedly in flux, I do note that the SEC inAMR Corp. (April 3, 2001) asked you to delete this same web site address from your proposal considered therein. I ask that you please do the same in the Gilbert and Janopaul-Naylor Proposals.

Finally, the Finnegan, Chevedden, Gilbert and Janopaul-Naylor Proposals include the names and addresses of the shareholders. In its most recent pronouncement on shareholder proposals, the SEC has reiterated its position that the Company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, the Company can indicate that it will provide the information to shareholder's upon receiving an oral or written request. See Division of Corporation Finance, Staff Legal Bulletin No. 14 (Jul. 13, 2001). I ask that you please submit revised proposals consistent with the SEC's position.

***13** Again, I hope we can resolve the concerns raised in this letter informally. However, I do want to advise you that the Company is continuing to evaluate whether it will seek to exclude portions or all of the entire Proposal from its 2002 Proxy Statement by requesting a no-action letter from the SEC. The Company reserves its right to do so if it concludes that there are substantive bases for exclusion under Proxy Rule 14a-8(i). In the event the Company chooses to seek no-action relief, it intends to do so by no later than December 14, 2001. Accordingly, please send your written response and/or revised proposal to my attention by no later than December 12, 2001.

Very truly yours,
James C. Johnson
Vice President,
Corporate Secretary and Assistant General Counsel

LETTER TO SEC

December 31, 2001

OFFICE OF CHIEF COUNSEL
MAIL STOP 0402
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGECOMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549
The **Boeing** Company (BA)

Preliminary Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topics

Ladies and Gentlemen:

This is respectfully submitted in response to The **Boeing** Company out-Sourced no action request (NAR). It is believed that **Boeing** must meet the burden of proof under rule 14a-8.

1) The reaction of companies to established shareholder topics, cited by the company, could euphemistically be termed as an aggressive practice that places technicality or curable issues above substance.

2) Appeal to pity by a $50 billion company:

An "enormous investment" by a $50 billion company to respond to established corporate governance proposals by individual shareholders.

3) The company presents fallacy as fact:

If a person has not owned $2000 of voting stock for one year, the person could not have any stake whatsoever in the company. By this definition ($2000 for one-year) there would be a practice of some company directors not having an economic stake in the company in recent years.

4) The company fails to mention that some of its own directors have failed to meet the stock ownership requirement to submit shareholder proposals on a number of occasions.

5) The company was repeatedly asked to list all its questions or objections so that an informal agreement could be reached.

6) The company delayed in responding.

7) And when the company finally did respond, it said it was submitting numerous no action requests (asking for total exclusion).

8) Then the company incredulously claims that its shareholders are totally responsible for the staff allocating "precious resources" plus an "enormous investment" by a $50 billion company to address several individual shareholders.

9) The company suggests that it is not aware of the substantial level of support that a number of established shareholder proposals receive.

10) This implies that the company does not communicate with its shareholders or use other means to determine their investment concerns. This company claim potentially impugns company shareholder relations practices.

LETTER TO SEC

***14** February 4, 2002

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
JUDICIARY PLAZA
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

Re: Shareholder Proposal Submitted by Bernard and Naomi Schlossman, with John Chevedden as Proxy, for Inclusion in The **Boeing** Company 2002 Proxy Statement

Dear Sir or Madam:

We are counsel to The **Boeing** Company (**"Boeing"** or the "Company"). On December 18, 2001 we submitted to your office on behalf of **Boeing** a request for a no-action letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, relating to a shareholder proposal (the "Proposal") received from Bernard and Naomi Schlossman, with John Chevedden as proxy, for inclusion in the Company's 2002 Proxy Statement.

Mr. Schlossman has notified the Company that he has revoked his proxy granted in favor of Mr. Chevedden. He has further instructed the Company to withdraw any and all shareholder proposals submitted under his name to the Company in the past twelve months. A copy of Mr. Schlossman's letter to the Company is attached as Exhibit A. Accordingly, we withdraw the request for a no-action letter related to the Proposal. A copy of this request is being sent to John Chevedden and Mr. Schlossman, as well.

Should you have any questions regarding this matter, or require any additional information, please call me at (206) 583-8447. Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,
J. Sue Morgan

ENCLOSURE

EXHIBIT A

January 21, 2002

CORPORATE SECRETARY
BOEING, INC.
100 NORTH RIVERSIDE PLAZA
CHICAGO, IL 60606

Dear Corporate Secretary:

I hereby withdraw any and all shareholder proposals that were submitted under my name in the past twelve months. John Chevedden may no longer submit shareholder proposals on my behalf.

Please call me at (818) 366-1186 if you have any questions or need anything else in writing to cause the shareholder proposal(s) to be withdrawn.

Sincerely,
Bernard Schlossman

LETTER TO SEC

January 16, 2002

OFFICE OF CHIEF COUNSEL

MAIL STOP 0402
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGECOMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549
The **Boeing** Company (BA)
Preliminary Shareholder Response to Company No Action Request
Mr. and Mrs. Bernard Schlossman Proposal

Ladies and Gentlemen:
This is respectfully submitted in response to The **Boeing** Company out-sourced no action request (NAR). It is believed that **Boeing** must meet the burden of proof under rule 14a-8.
1) Company Fallacy:
Aggressive company micro-management of investor proposal text by companies, with assets from $1 billion to $100 billion, and using expensive outside professional help, is an asset and also a valuable use of the "precious resources" of the Securities and ExchangeCommission during the peak season for shareholder proposals.
***15** 2) The reaction of companies to established shareholder topics, cited by the company, could euphemistically be termed an aggressiveor an overboard practice.
3) For instance a letter from one company was able to include these words all in one sentence:
Invidious, impugn, invective to purportedly support a balanced viewpoint.
4) The company does not reconcile its taking credit as a purported champion of the simple process of rule 14a-8 and the need for an individual investor to answer complex papers from a $100 million LLP under such a "simple" process.
5) The company's own quote in its letter to the Staff supports this aggressivepoint:
"Companies would make every effort to detect errors in proposals...."
6) The company uses its well-worm shot-gun approach to attempt to exclude established topic shareholder proposals.
7) The company does not provide a tabulation of the total number of company specific points for total exclusion and the total number of times that these specific points have failed.
8) Freedom of Association:
The right guaranteed by the First Amendment to the U.S. Constitution to join with others either in personal relationships or as part of a group having a common viewpoint or purpose and often exercising the right to assemble and to free speech.
9) The company does not refer to a particular line in rule 14a-8 that imposes a special limitation on freedom of association.
10) The company does not refer to a particular line in rule 14a-8 that gives special privileges in freedom of association to companies and their employees, outsource companies and special profession organizations of companies and/or employees of various companies in contrast to the rights of the individual shareholder.
11) The company does not cite a line in rule 14a-8 that declares that certain

stock market investors are forbidden to associate with other stock market investors.

12) Missing link:

The company leaves to conjecture whether its most annotated cases touch proposals that addresses "a majority or all future stock option grants to senior executives" as this proposal does.

13) Company Fallacy:

A shareholder proposal cannot materially complement or enhance an existing routine corporate governance practice. This proposal compliments action the company has already taken.

14) The company has not provided a rule 14a-8 interpretation that, materially enhancing an existing company rule, is grounds for exclusion.

15) Company contradiction:

Since the company claims support for this topic, it does not seem consistent for the company to object to listening to an investor precatory voting-input for an enhancement of this topic.

16) Begs the question:

The current company "program is explained in great detail annually," begs the question why it is not be summarized or compared to this proposal using one paragraph in a 12-page letter.

***16** 17) The company cites no percentage comparison of its present plan and the majority that this proposal recommends.

18) With the burden of proof on the company this omission suggests that a comparison would be unfavorable to the company

19) Laundry list:

The company gives a laundry list of cases, but no specific annotation in order to analyze whether the company uses an invalid or valid conclusion process.

20) The company has no factual complaint with the text on "re-pricing" and thus it is not clear what purpose is served by making this an issue for debate during the peak proposal season.

21) Double standard:

The company fails to claim that this 2002 company no action request has scored 100% in supporting company claims.

22) Double standard:

The company fails to claim that past company response statements to shareholder proposals have scored 100% in supporting company claims.

23) Potential Critique:

It would be interesting to see how many company unsupported statements and invalid conclusions could be listed from this 2002 company no action request by a candidate for the bar exam.

In summary, there appear to be 23 issues with the company and its burden of proof.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

The opportunity to submit additional shareholder supporting material is requested.

Sincerely,
John Chevedden

LETTER TO SEC

January 28, 2002

OFFICE OF CHIEF COUNSEL
MAIL STOP 0402
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGECOMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549
The **Boeing** Company (BA)
Shareholder Proposal
Mr. and Mrs. Bernard Schlossman

Ladies and Gentlemen:
Mr. Bernard Schlossman said he sent a letter to The **Boeing** Company (BA) Corporate Secretary withdrawing this proposal. The **Boeing** Company Corporate Secretary is believed to now have this letter.
Thus the proponent's withdrawal of the proposal may have made this matter moot.

Sincerely,
John Chevedden

SEC LETTER

1934 Act / s -- / Rule 14A-8

February 7, 2002

Publicly Available **February 7, 2002**

J. SUE MORGAN
PERKINS COIE
1201 THIRD AVENUE, SUITE 4800
SEATTLE, WA 98101-3099
Re: The **Boeing** Company

Dear Ms. Morgan:
This is in regard to your letter dated February 4, 2002 concerning the shareholder proposal submitted by Bernard and Naomi Schlossman for inclusion in **Boeing's** proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that **Boeing** therefore withdraws its December 18, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor

Securities and Exchange Commission (S.E.C.)
2002 WL 356717 (S.E.C. No - Action Letter)
END OF DOCUMENT

(SEC No-Action Letter)

***1** The **Boeing** Company
Publicly Available **March 2, 2002**

LETTER TO SEC

December 18, 2001

U.S. SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Shareholder Proposal Submitted by James Janopaul-Naylor, with John Chevedden as Proxy, for Inclusion in The **Boeing** Company 2002 Proxy Statement

Dear Sir or Madam:

We are counsel to The **Boeing** Company, a Delaware corporation (**"Boeing"** or the ""Company"). On November 24, 2001 **Boeing** received a proposed shareholder resolution and supporting statement (together the "Proposal") from James Janopaul-Naylor, with John Chevedden as proxy (the "Proponent"), for inclusion in the proxy statement (the "2002 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2002 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2002 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if **Boeing** excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of **Boeing** the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to the Company's adoption and/or maintenance of a poison pill plan.

Shareholders recommend that our company not adopt or maintain any poison pill to block the acquisition of stock in excess of a specified amount: Unless such plan or agreement has been previously approved by a shareholder vote.

Summary of Bases for Exclusion

We have advised **Boeing** that it properly may exclude the Proposal, or portions thereof, from the 2002 Proxy Statement and form of proxy for the following reasons:

1. John Chevedden is not eligible to submit a proposal to the Company under Rule 14a-8(b)(1), and he has submitted more than one proposal in violation of Rule 14a-8(c);
2. The Proposal is not a proper subject for action by shareholders under Delaware law (Rule 14a-8(i)(1)) and the Proposal would, if implemented, cause the Company to violate Delaware law (Rule 14a-8(i)(2)); and
3. Portions of the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

1. John Chevedden is not eligible to submit a proposal to the Company under Rule 14a-8(b)(1), and he has submitted more than one proposal in violation of Rule 14a-8(c).

***2** At the outset, we direct the Staff's attention to the fact that this Proposal is one of five submitted to the Company this year by Mr. John Chevedden. Mr. Chevedden is not himself a shareholder of the Company. He is therefore ineligible to submit a shareholder proposal pursuant to Rule 14a- 8(b)(1) in his own right. As is his custom, Mr. Chevedden has once again obtained the proxies of several Company shareholders for the purpose of submitting multiple proposals to the Company, thereby advancing his personal agenda and thwarting the one proposal per proponent limitation imposed by Rule 14a-8(c). We submit that Mr. Chevedden's attempts to submit multiple shareholder proposals, clearly authored and pursued through the shareholder proposal process by himself, under the aegis of proxies from other shareholders, constitutes a clear abuse of the plain wording and intent of the Commission's Rule 14a-8 shareholder proposal rules.

By now the Staff is well acquainted with Mr. Chevedden. Over the course of the last two years alone, his name has appeared in connection with well over 70 no-action letter requests. For the most recent examples of his activities, see Honeywell Int., Inc. (Oct. 26, 2001); APW, Ltd. (Oct. 17, 2001); Actuant Corp. (Oct. 16, 2001); Electronic Data Systems Corp. (Sept. 28, 2001); General Motors Corp. (Apr. 3, 2001). During the 2001 proxy season, Mr. Chevedden submitted multiple proposals to multiple companies, including, for example: The **Boeing** Company (at least six challenged proposals); General Motors Corp. (at least seven challenged proposals); Southwest Airlines Co. (at least four challenged proposals); and Raytheon Co. (at least two challenged proposals). As the Staff is no doubt aware, handling these proposals represents an enormous investment of time and resources by each of the target companies. Each target company must, among other things, determine whether the shareholder for whom Mr. Chevedden is acting as proxy is eligible to submit a proposal, correspond with Mr. Chevedden regarding the inevitable procedural and substantive defects in his proposals, evaluate, usually with the assistance of legal counsel, whether the company will oppose the proposal, draft and file no-action letters, draft and file rebuttal letters in response to the Proponent's inevitable responses to no-action letter requests; and draft opposition statements in the event his proposals are not excludable. Moreover, the Staff itself must annually allocate precious resources to the review of countless no-action letters regarding Mr. Chevedden's proposals. The Staff repeatedly has required Mr. Chevedden to delete or revise false and misleading statements in his proposals as a condition to their inclusion in the target company's proxy materials. See, for example, General Motors Corp. (Mar. 29, 2001); Southwest Airlines Co. (Mar. 20, 2001); Alaska Air Group, Inc. (Mar. 13, 2001); The **Boeing** Co. (Feb. 16, 2001). All told, the foregoing activities represent an enormous expenditure of time, personnel and money for an individual who is, in most cases, not even a shareholder of the target company.

***3** This year, Mr. Chevedden has used this tactic to submit five shareholder proposals to **Boeing.** These include:

1. A proposal requesting a shareholder vote on golden parachutes, "submitted by" Thomas Finnegan, with John Chevedden as proxy;
2. A proposal recommending that the Company's board declassify itself, " "submitted by" the Ray T. and Veronica G. Chevedden Trust, with John Chevedden as proxy;
3. A proposal urging the Company's Board of Directors to implement performance-based stock options for executives, "submitted by" Bernard and Naomi Schlossman, with John Chevedden as proxy;
4. A proposal recommending that the Company adopt a bylaw provision for the nomination of independent directors, "submitted by" John Gilbert, with John Chevedden as proxy; and
5. A proposal requesting shareholder approval of a Company poison pill, " "submitted by" James Janopaul-Naylor, with J. Chevedden as proxy.

The Rule 14a-8 shareholder proposal rules are intended to provide a simple and inexpensive way for shareholders of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views. If an individual is not a shareholder of a company, and Mr. Chevedden is not a shareholder of **Boeing,** that individual has no right to use Rule 14a-8 to air his or her views or to seek support for them in that company's proxy statement. Mr. Chevedden attempts to circumvent these rules by having actual shareholders appoint him as their proxy.

The shareholder proposal rules have always included a requirement, currently Rule 14a-8(b), that the person submitting a proposal be a security holder of the company. In 1983 the Commission adopted rules that mandated a minimum shareholding and a minimum holding period in order for Rule 14a-8 to be available (Release No. 34-20091, Aug. 16, 1983). In its comments to the release, the Commission noted:

Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and [is] adopting the eligibility requirement as proposed. (emphasis added.)

Clearly, Mr. Chevedden does not have a "measured economic stake or investment interest" in the Company, and his activities have now "exceeded the bounds of reasonableness," having submitted five proposals to **Boeing** this year, and six the previous year. To permit a single individual such as he, year after year, to submit multiple proposals using the artifice of proxies from other shareholders makes a mockery of the Commission's rules governing the shareholder proposal process. While we understand that on prior occasions the Staff, with some exceptions, has permitted Mr. Chevedden to submit shareholder proposals in this manner, we respectfully ask the Staff to reconsider this position.

***4** The Company should be allowed to exclude Mr. Chevedden's proposals from its 2002 Proxy Statement for violation of the Rule 14a-8(b)(1) eligibility requirements and the Rule 14a-8(c) one proposal per shareholder limitation for the following reasons.

First, and perhaps most importantly, Mr. Chevedden often has no prior or substantial relationship with the shareholders whom he professes to represent. RR Donnelley Financial (www.realcorporatelawyer.com/shareholderproposals.html) has reported what many companies targeted by Mr. Chevedden have long suspected. "John Chevedden trolls the [Net's] message boards seeking shareholders to make him his agent so that he is eligible to submit shareholder proposals to certain companies." This practice was substantiated recently when TRW, Inc. uncovered information that one of its shareholders who had appointed Mr. Chevedden as his proxy "became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution." TRW, Inc. (Jan. 24, 2001). Our own conversations last proxy season with the Company's shareholders appointing Mr. Chevedden as proxy uncovered a similar instance. See The **Boeing** Co. (Feb. 20, 2001) (Bernard and Naomi Schlossman proposal). Our efforts to contact other shareholders were unsuccessful. This year the Company repeatedly attempted to contact the shareholders for whom Mr. Chevedden is proxy to verify their involvement in the proposal process, making several phone calls and leaving messages when able. Except in one instance (J. Gilbert), the shareholders failed to return the Company's calls.

Second, it is evident that Mr. Chevedden does all, or substantially all, of the work drafting, submitting and supporting the proposals. Each proposal submitted is accompanied by his standard form cover letter. This letter instructs the target company that all future communications regarding the proposal and annual meeting are to be directed to Mr. Chevedden, not to the shareholder. In fact, Mr. Chevedden is now careful not to include the shareholder's telephone number, and often address too, in order to preclude the target company from contacting the shareholder so that it may develop a TRW, Inc.-type no-action letter. To guarantee that the target Company deals only with him, the cover letter implies that the proxy is quite broad--"This is the proxy for Mr. Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." Moreover, any revisions to the proposal come directly from Mr. Chevedden and he alone apparently decides whether the proposal may be withdrawn in the face of target company concessions. Finally, all communications with the Staff come directly from Mr. Chevedden.

***5** Third, Mr. Chevedden has submitted the same proposals to **Boeing** that he has submitted to other companies, either through the same or different proxies, thereby demonstrating that the proposals are his and not those of the Company's shareholders. The proposals submitted to **Boeing** by Mr. Chevedden are substantially similar to proposals he submitted during the most recent proxy seasons to the following companies:

Proposal Submitted to **Boeing**	Similar Proposal and No-Action Letter
Shareholder Vote on Golden Parachutes	General Motors Corp. (Mar. 29, 2001);
	FirstEnergy Corp. (Mar. 3, 1999);
Annual Election of Directors	Honeywell International, Inc. (Oct. 26, 2001); Northrop Grumman Corp. (Feb. 16, 2001); Raytheon Co. (Feb. 26, 2001); TRW, Inc. (Jan. 24, 2001); FirstEnergy Corp. (Mar. 7, 2000); TRW, Inc. (Mar. 6, 2000); Airborne Freight Co. (Feb. 14, 2000)
Independent Directors	AMR Corp. (Apr. 3, 2001); Mattel, Inc. (Mar. 21, 2001); AT&T Corp. (Feb. 13, 2001); General Electric Co. (Jan. 24, 2001); AMR Corp. (Apr. 17, 2000)
Shareholder Vote on Poison Pills	Actuant Corp. (Oct. 16, 2001);
	General Motors Corp. (Mar. 27, 2001); General Dynamics Corp. (Mar. 5, 2001); Airborne Freight Co. (Jan, 29, 2001); Southwest Airline Co. (Mar. 13, 2001); Caterpillar, Inc. (Jan. 3, 2001) PACCAR, Inc. (Dec. 4, 2000); Electronic Data Systems, Inc. (Mar. 24, 2000); Northrop Grumman Corp. (Mar. 17, 2000)

***6** Mr. Chevedden's proposals are unmistakable in style and pattern and are easily identified by their common characteristics: similar font and style, bold-faced headings and subheadings, and unsubstantiated statements of fact (e.g. "this proposal has significant institutional support" or "... according to independent analysts"). Additionally, throughout the supporting statements, the proposals use much of the same language and the same style of excerpting select "quotes" from press articles. It is clear simply from looking at the proposals that they are substantially the same as the proposals submitted to other target companies by Mr. Chevedden through his proxies. The logical conclusion is that the Proposal is not the shareholder's but rather Mr. Chevedden's.

Fourth, it is Mr. Chevedden and not the shareholders themselves that consistently take credit for the proposals in the publicity surrounding them. The world-wide-web contains an extensive library of articles referencing Mr. Chevedden and "his" proposals. For example, Institutional Shareholder Services' "2001 Post Season Report: A Proxy Season Odyssey" reported on page 22 that:

Entering his fifth year of submitting shareholder proposals, Chevedden has undoubtedly positioned himself as one of the most recognized shareholder activists this year. In the past year he submitted poison pill proposals at shareholder meetings of large companies such as Caterpillar, Inc., Actuant Corp., and Airborne Corp.

Chevedden argues that many companies try to derail his efforts in submitting his proposals by what he contends as an intentional "misplacement" of proposals faxed to companies. He also states that companies would make every effort to detect errors in proposals that are in violation of SEC requirements for submitting shareholder proposals, as in the case of Caterpillar.

Compared to 2000's proxy season, Chevedden feels 2001 was a "highly successful year." As he looks forward to the 2002 proxy season, Chevedden plans to resubmit proposals that did not receive overwhelming shareholder approval.

In its November 30, 2000, edition of Council Research Service Alerts, the Council of Institutional Investors detailed Mr. Chevedden's "target companies" for the 2001 proxy season.

ANOTHER 41 RESOLUTIONS HAVE BEEN SUBMITTED to 22 companies by John Chevedden and several other investors. Most of the proposals address three core governance issues: poison pills, classified boards, and simple majority votes. The others address issues ranging from confidential voting and stock dilution to director and committee independence.

Boeing, a Council sustainer, received the most proposals--seven--from the group, followed by PG&E with five and Northrop Grumman with three. Seven others--Airborne Freight, First Energy, Honeywell International (also a Council sustainer), Maytag, Raytheon, Sempra Energy, and Southwest Airlines-- got two apiece.

***7** Other publications report much of the same. See, for example, The Boston Globe (May 2, 2001) ("Chevedden... travels to corporate meetings across the country"); Newhouse News Service (Dec. 15, 2000) ("the top circle of corporate commandos includes people like... John Chevedden"); The Wall Street Journal (Apr. 8, 1999) ("Mr. Chevedden says he has submitted 21 resolutions this year..."). The common thread that runs through all this publicity is that it is Mr. Chevedden, not the shareholders who appoint him as their proxy, who takes and receives credit for these proposals.

Finally, Mr. Chevedden would not himself qualify to submit the proposals to the Company in his own right. He is not a shareholder of the Company; he does not have a "measured economic stake or investment interest." Although he is ineligible to submit a shareholder proposal to the Company pursuant to Rule 14a-8(b)(1) in his own right, he nonetheless does so under the aegis of acting as a rightful shareholder's proxy. However, once the proxy is obtained, it is clear

that it is Mr. Chevedden and not the shareholder who is the real proponent of each proposal. As stated earlier, the shareholder proposal rules are for the use of shareholders of a corporation to communicate with their fellow shareholders. The rules are not for use by a single activist to advance a personal agenda by manipulating them. Mr. Chevedden's practices are a flagrant abuse of the shareholder proposal rules set forth in Rule 14a-8 and should not be permitted.
We therefore believe that the Company can exclude Mr. Chevedden's proposals, including the Proposal, from its proxy statement for its 2002 Annual Meeting of Shareholders because the proposals are publicly acknowledged to be, and in fact are, the proposals of Mr. Chevedden; and Mr. Chevedden is not a shareholder of the Company. The Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is omitted on this basis.

2. The Proposal is not a proper subject for action by shareholders under Delaware law (Rule 14a-8(i)(1)) and the Proposal would, if implemented, cause the Company to violate Delaware law (Rule 14a-8(i)(2)).

Rules 14a-8(i)(1) and 14a-8(i)(2) provide, respectively, that a company may exclude from its proxy statement a shareholder proposal that is either not a proper subject for action by shareholders under the laws of the company's state of incorporation or would otherwise cause the company to violate any state, federal, or foreign law to which it is subject. The Company is a Delaware corporation and is therefore subject to and governed by the Delaware General Corporation Code (the "DGCL"). As the attached opinion of the Delaware law firm of Richards, Layton & Finger makes clear, the Proposal is properly excludable on both of the aforementioned grounds (the "Opinion"). A copy of the Opinion is attached to this letter as Exhibit B.
***8** The same Delaware counsel (Richards, Layton & Finger) opined on the conflict between similar proposals and Delaware law on two recent occasions: General Dynamics Corp. (Mar. 5, 2001) ("General Dynamics") and Northwest Airlines Corp. (Feb. 5, 2001) ("Northwest"). In General Dynamics, the Staff permitted the target company to omit the proposal under Rule 14a-8(i)(2), but reached an opposite conclusion in Northwest. For the reasons discussed below and based on the advice of Delaware counsel, we respectfully request that the Staff reconsider its distinction between General Dynamics, which involved a recommendation that the Board adopt a by-law that would require the Board to submit future pills to a shareholder vote, which bylaw could not be changed without shareholder approval, and Northwest, which involved a recommendation that the Board submit future pills to a shareholder vote.
As noted in the Opinion, "The...Resolution...is cast as a recommendation. However, the supporting statement for the Proposal argues that the Resolution should be adopted because "under current rules our **Boeing** board can adopt a poison pill at any time without shareholder approval." (Proposal at 1). The Resolution, if approved by the stockholders, would purport to change the ""current rules" by prohibiting the Board from exercising its discretion to adopt or maintain a rights plan "without shareholder approval," regardless of the facts and circumstances then existing. Accordingly, we believe the only reasonable construction of the Resolution is that it is mandatory and thus, if approved by

the stockholders, would purport to adopt a binding policy providing that the Board of Directors of the Company (the "Board") could not adopt or maintain a stockholder rights plan absent stockholder approval."

We note that the Opinion is consistent with the views of other Delaware practitioners who have considered the issue. See, for example, Richards & Stern, "Shareholder By-laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Under Delaware Law," 54 Bus. Law. 607 (1999) (""[A] shareholder rights by-law would conflict with fundamental principles of Delaware law"); Hammermash, "The Shareholder Rights By-Law: Doubts from Delaware," Corp. Gov. Advisor (1997) (same).

In short, and as discussed in more detail below and in the Opinion, we believe that the Proposal may be omitted because it conflicts with fundamental principles of Delaware law.

A. Delaware Law Gives the Board of Directors the Exclusive Authority to Manage the Company and this Authority Cannot Be Delegated to Stockholders.

Under the DGCL, the business of a corporation is to be managed by its directors. Section 141(a), a bedrock provision of the DGCL, states: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." See generally Paramount Communications, Inc. v. Time, Inc., 571 A.2d 1140, 1150 (Del. 1990) ("Delaware law imposes on a board of directors the duty to manage the business and affairs of the corporation."); Smith v. VanGorkom, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, the business judgment rule is the offspring of the fundamental principle, codified in [Section] 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors.").

***9** Delaware courts have consistently protected a board's authority to manage the affairs of a corporation and have invalidated efforts by stockholders to encroach upon this authority. See, for example, Abercrombie v. Davis, 123 A.2d 893 (Del. Ch. 1956) (invalidating agreement between certain board members and stockholders that irrevocably bound directors to vote in a predetermined manner), rev'd on other grounds, 130 A.2d 338 (Del. 1957). As the Chancery Court stated in Abercrombie, "[Delaware] corporation law does not permit actions or agreements by stockholders which would take all power from the board to handle matters of substantial management policy.... So long as the corporation form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters." Id. at 611.

B. The Proposal Violates the Fundamental Principle of Delaware Law that Questions Concerning the Adoption, Use or Redemption of a Rights Plan Are Within the Exclusive Province of a Board of Directors.

Delaware courts have consistently recognized the primacy of the board in decisions involving potential changes of control. The board's obligations in this respect are derived "from its fundamental duty and obligation to protect the corporate enterprise, which includes stockholders, from harm reasonably perceived, irrespective of its source...." Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 954 (Del. 1985); see also Moore Corp. v. Wallace Computer Servs., Inc., 907 F. Supp. 1545, 1554 (D. Del. 1995) ("When a board is confronted with a hostile tender offer, it has the obligation to determine whether the offer is in the best interests of the corporation and its shareholders."); Unitrin, Inc. v. American General Corp., 651 A.2d 1384 (Del. 1995); Ivanhoe Partners v. Newport Mining Co., 535 A.2d 1334, 1345 (Del. 1987) (the "directors had both the duty and the responsibility to oppose the threats presented by Ivanhoe and Gold Fields"); Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. 1986) ("The adoption of a defensive measure, reasonable in relation to the threat posed, was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under our law.").

Shareholder rights plans emerged during the 1980s in response to the rise in hostile offers. The rights plan offered boards additional time to not only negotiate with the bidder but also to examine strategic alternatives for the shareholders. In 1985, the Delaware Supreme Court confirmed that boards could adopt rights plans. Moran v. Household International, Inc., 500 A.2d 1346, 1353 (Del. 1985). Specifically, the Court found that the board of directors of a Delaware corporation has authority, under Sections 157 and 141(a), to enact a shareholder rights plan and that the adoption of a rights plan was a legitimate exercise of business judgment. Id.

***10** Since that time the Delaware Supreme Court has consistently refused to interfere with a board of directors' discretion in implementing or maintaining a rights plan. In so doing, Delaware courts have recognized that "prudent deployment of the pill proved to be largely beneficial to shareholder interests: it often resulted in a bidding contest that culminated in an acquisition on terms superior to the initial hostile offer." Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1185 (Del. Ch. 1998) (acknowledging legitimacy of defenses that would give the board time to explore transactional alternatives but rejecting "dead hand" provisions in a rights plans because, rather than serve to delay proxy contests, they served to deter them altogether); see also Moore Corp., 907 F.Supp at 1560-62 (summarizing legitimate functions poison pills serve which create no fiduciary duty issues).

Moreover, Delaware courts have routinely ruled in favor of preserving--and protecting--the board's exclusive authority in this arena. In Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998) the Court invalidated a rights plan under which directors were prohibited from redeeming the plan to facilitate a transaction with a person who had supported the election of a new board during the prior six months (the "Delayed Redemption Provision"). The Court found that such a provision, although narrowly drafted, was impermissible because it:

> would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the Delayed Redemption Provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders - negotiating a possible sale of the corporation.

Quickturn, 721 A.2d at 1291-92.

The Court explained that limits on a board's power to exercise its discretion with respect to a rights plan would deprive the board of its statutory authority to manage the corporation, under Section 141(a), as well as prohibit the board from fully satisfying its concomitant fiduciary duty pursuant to that statutory mandate. Since the Delayed Redemption Provision would tie a newly- elected board's hands for six months, it "'tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy."D' Id. at 1292 (quoting Abercrombie v. Davies, 129 A.2d 893, 899 (Del. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957).

The Proposal here seeks to limit the Board's discretion at least as drastically as the provision invalidated in Quickturn. As noted above, although cast as a "recommendation," the Proposal in fact would purport to change the ""current rules" by prohibiting the Board from exercising its discretion to adopt or maintain a rights plan "without shareholder approval." The Quickturn provision only imposed a temporary restriction on the board's ability to redeem a rights plan. In contrast, the Proposal here would prevent the Company's Board from implementing a new rights plan without prior shareholder approval--even in connection with a hostile bid or an attempt to auction the Company to the highest bidder. See Revlon, Inc., 506 A.2d at 181 (properly implemented rights plan "spurred the bidding to new heights, a proper result of its implementation"). By tying the directors' hands in managing the Company in accordance with their fiduciary duties, the Proposal removes from directors ""the ultimate responsibility" for managing the corporation and restricts the board's power in an area of "fundamental importance to the shareholders-- negotiating a possible sale of the corporation." The Proposal is thus contrary to Quickturn and Delaware law. Accord, Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) ("A court 'cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters."D') (quoting Abercrombie, 123 A.2d at 899); Paramount Communications, Inc. v. QVC Network, 637 A.2d 34, 51 (invalidating a "no-shop" provision in the Paramount-QVC merger agreement, stating, "To the extent that a contract, or a provision thereof, purports to require the board to act or not to act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable."). Accordingly, we have advised the Company that it may properly exclude the Proposal from its 2002 Proxy Statement pursuant to Rules 14a-8(i)(1)-(2).

3. Portions of the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are false or misleading.

***11** Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. See Micron Technology, Inc.

(Sept. 10, 2001); DT Indust. (Aug. 10, 2001); Sysco Corp. (Apr. 10, 2001); AT&T Corp. (Feb. 28, 2001). The Staff consistently asks Mr. Chevedden to revise or delete portions of his proposals under this rule. See Honeywell Int. Inc. (Oct. 26, 2001); APW Ltd. (Oct. 17, 2001); Electronic Data Systems Corp. (Sept. 28, 2001); Southwest Airlines, Co. (Mar. 20, 2001); Alaska Air Group, Inc. (Mar. 13, 2001). In our view, the Proposal contains several such statements.

First, several statements are properly excludable unless modified because they inappropriately and misleadingly cast the Proponent's opinions as statements of fact. See Micron Technology, Inc. (Sept. 10, 2001); Sysco Corp. (Aug. 10, 2001); DT Indust., Inc. (Aug. 10, 2001).

> [paragraph 4] "A poison pill can insulate management at the expense of shareholders."

> [paragraph 4] "A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate."

> [paragraph 4] "A shareholder vote on poison pills can avoid an unbalanced concentration of power in our directors at the expense of the vast majority of shareholders."

Second, there are several statements that are properly excludable unless modified because they assert facts in reliance upon purported authorities, without identifying those authorities or providing any documentation for verification.

> [paragraph 4] "Many institutional investors believe poison pills should be submitted for a vote by shareholders."

> [paragraph 5] "This topic has significant institutional support."

> [paragraph 5] "This topic won a 57% average yes-no vote from shareholders at 26 major companies in 2000."

> [paragraph 5] "Institutional investors have the advantage of a specialized staff with specialized resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this topic."

> [paragraph 6] "In recent years, various companies have been willing to allow shareholders to have a meaningful vote on poison pills "

The Proponent should specifically identify or provide factual support in the form of a citation to a specific source for each of the foregoing statements. Otherwise, the statements should be deleted altogether. This request is consistent with the Staff's response to similar statements made by the Proponent in proposals submitted to other companies. See APW, Ltd. (Oct. 17, 2001); General Motors Corp. (Mar. 29, 2001); Southwest Airlines Co. (Mar. 20, 2001).

***12** Third, paragraph 2 should be deleted from the proposal in its entirety. We have been unable to locate the report Proponent cites as Office of the Chief Economist, The Effect of Poison Pills on the Wealth of Target Shareholders (Oct. 23, 1986) (the "Report").. The Office of Chief Economist did refer us to another report entitled Office of the Chief Economist, The Economics of Poison Pills (Mar. 5, 1986). That report, contrary to Proponent's summary in the Proposal, ultimately concludes on page 15 that the "fairness" of any poison pill "is in the eye of the beholder." A copy of the Mar. 5, 1986 report cover and cited section is attached as Exhibit C.

Fourth, paragraph 3" should also be deleted because the statements are misleading or otherwise irrelevant to the Proposal. The Proponent implies that

Neil Minnow and Robert Monks support his proposal, which is not true. The Proponent's characterization of Messrs. Minow and Monk's work is misleading because the authors themselves state in chapter 2 of their work ("Why Bad Stock Happens to Good Investors--1,000 Poison Pills") that "the evidence to date on the value of pills has been inconclusive." A copy of the referenced section of Messrs. Minow and Monk's work is attached as Exhibit D.

Fifth, the statement in paragraph 3 that **"Boeing** is 62% owned by institutional investors" should be deleted from the proposal for two reasons: (A) the Proponent offers no documentation to validate his conclusion that the Company is owned by that percentage of institutional investors; and (B) the fact that the Company is owned by a certain percentage of institutional investors in no way indicates that those institutional investors support the Proponent's Proposal.

Sixth, and finally, the Proposal references a website: www.cii.org. The Staff has recently indicated that website addresses are not excludable from shareholder proposals per se, but excludable if a company can demonstrate that ""information on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." Division of Corporation Finance: Staff Legal Bulletin No. 14 (Jul. 13, 2001). We believe the Staff's prerequisites for exclusion of the website referenced in the Proposal are satisfied. The website is filled with material entirely extraneous and irrelevant to the Proposal, including newsletters, other proposals, email lists, and links to even more unrelated and irrelevant websites. Moreover, the Proponent's inclusion of this website address is an attempt to direct shareholders to information the Proponent could not otherwise include in the Proposal due to the 500 word limit imposed on shareholder proposals pursuant to Rule 14a-8(d). Because the websites are constantly changing, neither the Company, the Staff, nor any other person can be assured of the truth or accuracy of the information that may be accessed at the sites. Finally, we note that the Staff has recently specifically instructed Mr. Chevedden to delete the reference to www.cii.org in a proposal he submitted to the company in AMR Corp. (Apr. 3, 2001). The Proponent should do likewise in this case.

***13** By way of letter, dated December 5, 2001, the Company asked the Proponent to modify or delete this sentence. As of the date of this filing, the Proponent has not provided a revised version of the Proposal. A copy of that letter is attached as Exhibit E.

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that the 2002 Proxy Statement will be finalized for printing on or about March 5, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,
J. Sue Morgan
PERKINS COIE LLP
1201 Third Avenue, Suite 4800 . Seattle, Washington 98101-3099
Telephone: 206 583-8888

EXHIBIT A

2 - YES OR NO SHAREHOLDER VOTE ON POISON PILLS

James Janopaul-Naylor, 1255 N. Buchanan Street, submits this rule 14a-8 proposal for The **Boeing** Company (BA) shareholder vote.
Shareholders recommend that our company not adopt or maintain any poison pill to block the acquisition of stock in excess of a specified amount: Unless such plan or agreement has been previously approved by a shareholder vote.

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.
Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

. Pills adversely affect shareholder value.
Power and Accountability
By Nell Minow and Robert Monks
. The Council of Institutional Investors
www.cii.org/ciicentral/policies.htm & www.cii.org recommends shareholder approval of all poison pills.
. **Boeing** is 62%-owned by institutional investors.

Institutional Investors Support this Topic

Many institutional investors believe poison pills should be submitted for a vote by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. A shareholder vote on poison pills can avoid an unbalanced concentration of power in our directors at the expense of the vast majority of shareholders.
Under current rules our **Boeing** board can adopt a poison pill at any time without shareholder approval.

Institutional Investor Support Is High-Caliber Support

***14** This topic has significant institutional support. This topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000. Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff with specialized resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this topic.

Precedent for this Topic Set by Other Companies

In recent years, various companies have been willing to allow shareholders to have a meaningful vote on poison pills. Our company should do so as well.

In the interest of shareholder value vote for:

YES OR NO SHAREHOLDER VOTE ON POISON PILLS

YES ON 2

ENCLOSURE

EXHIBIT B

December 14, 2001

THE **BOEING** COMPANY
BOEING WORLD HEADQUARTERS
OFFICE OF THE CORPORATE SECRETARY
100 N. RIVERSIDE, 311A1
MAIL CODE 5003-1001
CHICAGO, IL 60606-1596
Re: Shareholder Proposal by James Janopaul-Naylor

Dear Sirs:

We have acted as special Delaware counsel to The **Boeing** Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") that James Janopaul-Naylor (the "Proponent") intends to present at the Company's 2002 annual meeting of stockholders (the "Annual Meeting"). You have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion, we have been furnished and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on August 14, 1997 (the "Certificate"); (ii) the Bylaws of the Company as amended June 25, 2001 (the "Bylaws"); and (iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed that (i) all documents submitted to us as originals are authentic; (ii) all documents submitted to us as copies conform to authentic originals; (iii) all signatures are genuine and all natural persons had legal capacity to act; and (iv) the documents in the forms submitted to us for review have not been and will not be altered or amended in any respect material to our opinion. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any other document that bears upon or is inconsistent with our opinion. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

Resolved:

***15** Shareholders recommend that our company not adopt or maintain any poison pill to block the acquisition of stock in excess of a specified amount. Unless such plan or agreement has been previously approved by a shareholder vote. (Proposal at 1).

The resolution proposed for adoption under the Proposal (the "Resolution") is cast as a recommendation. However, the supporting statement for the Proposal argues that the Resolution should be adopted because "under current rules our **Boeing** board can adopt a poison pill at any time without shareholder approval." (Proposal at 1). The Resolution, if approved by the stockholders, would purport to change the "current rules" by prohibiting the Board from exercising its discretion to adopt or maintain a rights plan "without shareholder approval," regardless of the facts and circumstances then existing. Accordingly, we believe the only reasonable construction of the Resolution is that it is mandatory and thus, if approved by the stockholders, would purport to adopt a binding policy providing that the Board of Directors of the Company (the "Board") could not adopt or maintain a stockholder rights plan absent stockholder approval.

We note that the Securities and Exchange Commission (the "SEC") has accepted the view that implementation of a shareholder proposal that would prohibit adoption of a rights plan without prior shareholder approval "would be an improper subject for shareholder action under Delaware law." Novell, Inc., SEC No-Action Letter, 2000 WL 223715, at *10 (Feb. 14, 2000). Novell submitted an opinion of counsel that concluded that such a proposal would violate Delaware law because, among other things, it "purport[ed] to delegate to shareholders authority over a rights plan which Delaware law provides is within the exclusive province of the Company's board of directors." 2000 WL 223715, at *1. Similarly, in General Dynamics Corp., SEC No-Action Letter, 2001 WL 246749 (Mar. 5, 2001), General Dynamics submitted an opinion of counsel that concluded that such a proposal would be improper under Delaware law. The SEC apparently accepted these views. Novell, at *10; General Dynamics, at *2-4. Although the proposals at issue in Novell and General Dynamics were in the form of a bylaw amendment, the governing legal principle -- improper delegation of director authority to stockholders -- remains the same. We are aware of the SEC's position in Northwest Airlines Corp.,

2001 WL 114960, at *22 (Feb. 5, 2001), that a proposal requesting that Northwest not adopt or maintain a shareholder rights plan without shareholder approval was not improper under Delaware law. We do not believe, however, that the result under Delaware law differs based on whether the proposal recommends that the Board adopt a bylaw that cannot be changed without shareholder approval, or recommends that the Board submit all rights plans for shareholder approval.

Discussion

***16** You have asked our opinion as to whether the Resolution, if approved by the stockholders, would be valid under the General Corporation Law. For the reasons set forth below, in our opinion the Resolution, if approved by the stockholders, would not be valid under the General Corporation Law.

As a general matter, the directors of a Delaware corporation are vested with substantial discretion and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law, 8 Del. C. § 141(a), provides in pertinent part as follows:

The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

Significantly, if there is to be any variation from the mandate of Section 141(a), it can only be as "otherwise provided in this chapter or in [the] certificate of incorporation." See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966).

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984) (citing 8 Del. C. § 141(a)). Accord McMullen v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del.C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (citing 8 Del.C. § 141(a)). This principle has long been recognized in Delaware. In Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that ""there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." In Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

***17** Id.; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes

Holdings, Inc., 506 A.2d 173 (Del. 1986); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d 800; Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10670, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1990).

The rationale for this legal principle is as follows:

Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate this responsibility to or abdicate it in favor of the stockholders themselves. Paramount Communications Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). The reluctance of the courts to permit a board to delegate its authority demonstrates that the courts will not readily tolerate the usurpation of the board's responsibilities by stockholders. See, e.g., Paramount Communications Inc. v. Time Inc., slip op. at 77-78 ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").

Among the powers conferred upon directors under Section 141(a) is the power to adopt and maintain defensive measures prior to or in response to a takeover proposal. Revlon, 506 A.2d at 181 ("[t]he adoption of a defensive measure ... was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under our law"). One of the principal defensive measures that Delaware courts have specifically endorsed, and specifically recognized as within the province of the board of directors to adopt, is a stockholder rights plan. See, e.g., Quickturn, 721 A.2d at 1291 ("this Court upheld the adoption of the Rights Plan in Moran as a legitimate exercise of business judgment by the board of directors") (emphasis added; footnote omitted); Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1186 (Del. Ch. 1998) ("It [is] settled that a corporate board [may] permissibly adopt a poison pill...."); Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take") (emphasis added). The power to adopt and maintain a rights plan is part of the responsibility of managing the business and affairs of the corporation and, therefore, is within the control of the directors, not the stockholders. Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch.) ("the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule"), aff'd, 500 A.2d 1346 (Del. 1985). Stockholders are not a part of the process. Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001) ("There is simply no legal requirement that the Hilton shareholder must be a party to the Rights Plan or formally vote to accept the Rights Plan to ensure that the Plan is enforceable") (quoting Leonard Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12, 13 (Del. Ch. Oct. 10, 2000)). As the Supreme Court recently explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan." Hilton, 780 A.2d at 249. We believe that the extensive body of Delaware case law regarding rights plans and directors' fiduciary duties is inconsistent with the concept of stockholder - dictated action controlling the adoption, maintenance or terms of a rights plan.

***18** The Delaware Supreme Court's decision in Quickturn strongly supports the conclusion that the Resolution would contravene Section 141(a) and therefor not be valid under the General Corporation Law. At issue in Quickturn was the validity of a "Delayed Redemption Provision" of a shareholder rights plan, which was adopted by the board of directors of Quickturn Design Systems, Inc. in response to an unsolicited acquisition proposal by Mentor Graphics Corporation. Under certain circumstances, the Delayed Redemption Provision would prevent a newly elected Quickturn board of directors from redeeming, for a period of six months, the rights issued under Quickturn's rights plan. The Delaware Supreme Court held that the Delayed Redemption Provision was invalid as a matter of law because it impermissibly would deprive a newly elected board of its full statutory authority under Section 141(a) to manage the business and affairs of the corporation:

One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The Delayed Redemption Provision, however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the Delayed Redemption provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation.

Quickturn, 721 A.2d at 1291-92 (emphasis in original; footnotes omitted). See also id., at 1292 ("The Delayed Redemption Provision 'tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy.' Therefore, 'it violates the duty of each [newly elected] director to exercise his own best judgment on matters coming before the board."D') (footnotes omitted); Carmody, 723 A.2d at 1191 (complaint stated claim that "dead hand" provision of rights plan impermissibly interfered with board's authority under Section 141(a) to manage business and affairs of corporation because provision arguably "would interfere with the board's power to protect fully the corporation's (and its shareholders') interests in a transaction that is one of the most fundamental and important in the life of a business enterprise") (footnote omitted). Because the Resolution indisputably would limit the Board's authority with respect to the Company's shareholder rights plan and otherwise restrict the Board's power "in an area of fundamental importance to the shareholders," the Resolution impermissibly would interfere with the Board's full statutory authority under Section 141(a) to manage the business and affairs of the Company. Quickturn, 721 A.2d at 1291-92.

***19** The power to adopt and maintain a rights plan further derives from Section 157 of the General Corporation Law, 8 Del. C. § 157. Moran v. Household Int'l, Inc., 500 A.2d 1346, 1353 (Del. 1985); see Hilton Hotels, slip op. at 12 ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157."). Under that statute too, power is vested in the directors, not in the stockholders. The language of Section 157 is instructive both for what it contains and what it does not contain:

Subject to any provisions in the certificate of incorporation [i.e., it does not add "or stockholder resolution"], every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors [i.e., it does not add "or stockholders"].

The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options [i.e., it does not add "or in a stockholder resolution"], and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors [i.e., it does not add "or stockholders"] as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

(Emphasis added). Accordingly, the issuance of rights and their terms and conditions are as determined by the Board, not by the stockholders. Indeed, where the General Corporation Law intends for the stockholders to have veto or approval power, as in amendments to the certification of incorporation (8 Del. C. § 242), mergers (8 Del. C. § 251), sales of assets (8 Del. C. § 271), and dissolution (8 Del. C. § 275), among other examples, the statute expressly sets forth the stockholders' powers. Section 157 grants no such power, directly or indirectly, to the stockholders.

Similarly, Section 170 of the General Corporation Law grants to the Board the sole discretion to authorize dividends to stockholders (which, as approved in Household, is the universally employed procedure for implementation of a shareholder rights plan and initial distribution of the rights). 8 Del. C. § 170.

See also Lewis v. Leaseway Transp. Corp., C.A. No. 8720, slip op. at 4 (Del. Ch. June 12, 1987) ("The declaration of a dividend, of course, is ordinarily the sole prerogative of the board of directors."). Stockholders have no role under the General Corporation Law with respect to the authorization of dividends or distributions, and even in equity stockholders cannot, absent a showing of fraud or gross abuse of discretion, compel the directors of the corporation to declare a dividend. See, e.g., Gabelli & Co. v. Liggett Group Inc., 479 A.2d 276, 280 (Del. 1984); Moskowitz v. Bantrell, 190 A.2d 749, 750 (Del. 1963); Eshleman v. Keenan, 194 A. 40, 43 (Del. Ch. 1937), aff'd, 2 A.2d 904 (Del. 1938).

***20** Rights plans are the most widely used, judicially approved measure to enhance a corporation's position in obtaining the best possible transaction for its stockholders, and the Delaware courts have jealously guarded the board's prerogatives in this area versus the wishes of the stockholders and others. See, e.g., Nomad Acquisition Corp. v. Damon Corp., C.A. No. 10173 (Del. Ch. Sept. 16, 1988, revised Sept. 20, 1988); BNS Inc. v. Koppers Co., 683 F. Supp. 458 (D. Del. 1988); Unitrin, Inc. v. American Gen. Corp., 651 A.2d 1361 (Del. 1995). See also In re Gaylord Container Corp. Shareholders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquiror so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). The Delaware Supreme Court has addressed this issue explicitly:

Moran addressed a fundamental question of corporate law in the context of takeovers: whether a board of directors had the power to adopt unilaterally a rights plan the effect of which was to interpose the board between the shareholders and the proponents of a tender offer. The power recognized in Moran would have been meaningless if the rights plan required shareholder approval. Indeed it is difficult to harmonize Moran's basic holding with a contention that questions a Board's prerogative to unilaterally establish a rights plan.

780 A.2d at 249. The fact that individual stockholders or even a majority of stockholders opposes the board's decision does not affect the board's authority. As the Court of Chancery has explained,

The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm.

Paramount Communications Inc. v. Time Inc., slip op. at 77-78.

If the Proposal were adopted, ultimate governance of the Company with respect to strategic transactions and acquisition offers would effectively be delegated to the Company's stockholders. Carmody, 723 A.2d at 1191. As the Board has a duty to protect stockholders from inadequate, coercive or otherwise unfair acquisition offers, Unitrin, 651 A.2d at 1389-90, the Board alone is granted the authority to determine whether a rights plan should be adopted or maintained and what the terms of the rights plan should be. Whether the Board's authority in this regard arises under Sections 141, 157 or 170, the common law of fiduciary duties, or some combination thereof, it cannot be overridden by a provision outside of the certificate of incorporation. See Quickturn, 721 A.2d at 1291-92; Carmody, 723 A.2d at 1191.

***21** In support of the Resolution, the Proponent argues that the stockholders should "be able to vote" on the adoption of a rights plan because a rights plan is a "powerful tool":

Many institutional investors believe poison pills should be submitted for a vote by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. A shareholder vote on poison pills can avoid an unbalanced concentration of power in our directors at the expense of the vast majority of shareholders.

(Proposal at 1). The Proponent's position is premised on a misunderstanding of Delaware law. As noted, it is the prerogative of the board of directors, not the stockholders, to make fundamental decisions regarding the corporation and to implement those decisions, if appropriate, through devices like rights plans.

Under Section 141 of the Delaware General Corporation Law, as under analogous provisions of the incorporation statutes of other states, it is the elected board of directors that bears the ultimate duty to manage or supervise the management of the business and affairs of the corporation. Ordinarily, this responsibility entails the duty to establish or approve the long-term strategic, financial and organizational goals of the corporation; to approve formal or informal plans for the achievement of these goals; to monitor corporate performance; and to act, when in the good faith, informed judgment of the board it is appropriate to act.

* * *

Absent specific restriction in the certificate of incorporation, the board of directors certainly has very broad discretion in fashioning a managerial structure appropriate, in its judgment, to moving the corporation towards the achievement of corporate goals and purposes.... The board may not either formally or effectively abdicate its statutory power and its fiduciary duty to manage or direct the management of the business and affairs of th[e] corporation.

Grimes v. Donald, C.A. No. 13358, slip op. at 1, 17 (Del. Ch. Jan. 11, 1995, revised Jan. 19, 1995), aff'd, 673 A.2d 1207 (Del. 1996); see also Moore Corp. Ltd. v. Wallace Computer Servs., Inc., 907 F. Supp. 1545, 1561-62 (D. Del. 1995); Paramount Communications Inc. v. Time Inc., 571 A.2d at 1150, 1154.

In addition to conflicting with Delaware law, the Resolution would be invalid if approved by the Company's stockholders because it is inconsistent with the Certificate. Article TENTH, Part (b) of the Certificate provides:

The business of the Corporation shall be managed by its Board of Directors, and the Board of Directors shall have power to exercise all powers of the Corporation ... without any action of or by the stockholders, except as otherwise provided by statute or by the [Bylaws].

Nothing in the General Corporation Law or the Bylaws restricts the ability of the Board to adopt a rights plan. The Proposal would interfere with the Board's obligation under the Certificate to manage "[t]he business of the Corporation" for the same reason that it would interfere with the Board's obligation under

Section 141(a) to manage "the business and affairs of [the] corporation."

Conclusion

***22** Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that the Proposal, if approved by the stockholders, would not be valid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,
Richards, Layton & Finger, PA

ENCLOSURE

EXHIBIT E

December 5, 2001

MR. JOHN CHEVEDDEN
2215 NELSON AVE., NO. 205
REDONDO BEACH, CA 90278
Re: Shareholder Proposals

Dear Mr. Chevedden:

I am writing in regard to the five shareholder proposals (the "Proposals") you have submitted as proxy for various Company shareholders. I wish to bring to your attention a few of the Company's concerns with the Proposals, concerns that I hope can be resolved informally without asking the SEC to intervene.

These concerns are based on Proxy Rules 14a-8(i)(3) and 14a-9, which, as you know, permit the exclusion of statements within a proposal and its supporting statement which are materially false or misleading. See Micron Technology, Inc. (Sept. 10, 2001); Sysco Corp. (Apr. 10, 2001); AT&T Corp. (Feb. 28, 2001).

First, I believe that several statements within the Proposals are properly excludable unless modified under Proxy Rule 14a-8(i)(3) and 14a-9 because they inappropriately and misleadingly cast what I believe are opinions as a statement of fact, as follows:

Finnegan-Shareholder Vote on Golden Parachutes Proposal

. [paragraph 5] "A change in control is more likely to occur if our executives have managed the Company in ways that do not maximize shareholder value."

Chevedden-Annual Election of Directors Proposal

. [paragraph 4, header] "Level of accountability is closely related to financial performance."
. [paragraph 5, header] "Three years without an election insulates directors from immediate challenge."
. [paragraph 6] "the troubled CEO..."

Janopaul-Naylor-Shareholder Vote on Poison Pills

. [paragraph 2, header] "Negative Effects of Poison Pills on Shareholder Value."
***23** . [paragraph 4] "A poison pill can insulate management at the expense of shareholders."
. [paragraph 4] "A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate."
. [paragraph 4] "A shareholder vote on poison pills can avoid an unbalanced concentration of power in our directors at the expense of the vast majority of shareholders."
. [paragraph 7] "Institutional investor support is high caliber support."

I respectfully ask that you amend the Proposals to qualify the foregoing statements by adding "The Proponent believes..." or "In the opinion of the Proponent..." or some other acceptable variation. See Micron Technology, Inc. (Sept. 10, 2001); Sysco Corp. (Aug. 10, 2001); DT Indus., Inc. (Aug. 10, 2001). Without such qualification, the statements misleadingly suggest facts which have not otherwise been documented.

Second, I believe that several statements within the Proposals are properly excludable unless modified under Proxy Rules 14a-8(i)(3) and 14a-9 because they assert facts without any documentation for verification. For example:

Finnegan-Shareholder Vote on Golden Parachutes Proposal

. [paragraph 4] "This would prevent a Northrop Grumman scenario where 450 executives were paid $15 million simply because the failed merger with Lockheed Martin was approved by shareholders."
. [paragraph 5] "In the view of certain institutional investors golden parachutes have the potential to..."
. [paragraph 6] "Investor and media attention focused on the payout Sprint Chairman Mr. William Esrey would receive. This was estimated at over $400 million, although almost all of that amount would have stemmed from the exercise of stock options that vested when the deal was approved by Sprint's shareholders."
. [paragraph 7] "...many institutional investors recommend companies seek

shareholder approval of future severance agreements."

. [paragraph 9] "Institutional investors such as the California Public employees Retirement System [CalPERS] have recommended shareholder approval of these types of agreements in their proxy voting guidelines. Also, the Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the executive's annual base salary."

Chevedden-Annual Election of Directors Proposal

. [paragraph 4] "When directors are accountable for their actions yearly, they and the Company perform better, according to independent experts."

Gilbert-Independent Directors on Key Committees

. [paragraph 4] "...many equity analysts and portfolio managers support this topic."

. [paragraph 6] "...under current rules non-independent investors could be nominated to key board committees at almost any time in the future."

Janopaul-Naylor-Shareholder Vote on Poison Pills

***24** . [paragraph 4, header] "Institutional Investors Support this Topic."

. [paragraph 4 "Many institutional investors believe poison pills should be submitted for a vote by shareholders."

. [paragraph 5 "Under current rules our **Boeing** board can adopt a poison pill at any time without shareholder approval."

. [paragraph 6] "This topic has significant institutional support."

. [paragraph 6] "This topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000."

. [paragraph 8, header] "Precedent for this topic set by other companies."

. [paragraph 8] "In recent years, various companies have been willing to allow shareholders to have a meaningful vote on poison pills."

I ask that you amend your Proposals to identify or provide factual support in the form of a citation to a specific source for each of the foregoing statements. Otherwise, I respectfully ask that the statements be deleted from the Proposal. I believe this request is consistent with the SEC's response to similar requests in several recent no-action letters. See APW Ltd. (Oct. 17, 2001); General Motors Corp. (Mar. 29, 2001); Southwest Airlines Co. (Mar. 20, 2001).

Third, I note that the Gilbert and Janopaul-Naylor Proposals include a reference to the website www.cii.org. Though the SEC's position regarding the inclusion of web sites in shareholder proposals is admittedly in flux, I do note that the SEC inAMR Corp. (April 3, 2001) asked you to delete this same web site address from your proposal considered therein. I ask that you please do the same in the Gilbert and Janopaul-Naylor Proposals.

Finally, the Finnegan, Chevedden, Gilbert and Janopaul-Naylor Proposals include the names and addresses of the shareholders. In its most recent pronouncement on shareholder proposals, the SEC has reiterated its position that the Company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, the Company can indicate that it will provide the information to shareholder's upon receiving an oral or written request. See Division of Corporation Finance, Staff Legal Bulletin No. 14 (Jul. 13, 2001). I ask that you please submit revised proposals consistent with the SEC's position.

Again, I hope we can resolve the concerns raised in this letter informally. However, I do want to advise you that the Company is continuing to evaluate whether it will seek to exclude portions or all of the entire Proposal from its 2002 Proxy Statement by requesting a no-action letter from the SEC. The Company reserves its right to do so if it concludes that there are substantive bases for exclusion under Proxy Rule 14a-8(i). In the event the Company chooses to seek no-action relief, it intends to do so by no later than December 14, 2001. Accordingly, please send your written response and/or revised proposal to my attention by no later than December 12, 2001.

***25** Very truly yours,
James C. Johnson
Vice President
Corporate Secretary and Assistant General Counsel

Resubmitted on January 21, 2001, 7 copies via UPS Air.

All 7 copies of this January 11, 2002 letter sent UPS Air on January 11, 2002 were returned dated-stamped in the investor party's self-addressed stamped envelop on January 19, 2001. In addition, 3 sets of letters sent to the staff sent on November 10, 2001 were returned on January 19, 2002 with a date stamp.

LETTER TO SEC

January 11, 2002

OFFICE OF CHIEF COUNSEL
MAIL STOP 0402
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGECOMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549
The **Boeing** Company (BA)
Preliminary Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
James Janopaul-Naylor Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to The **Boeing** Company (BA) no action request (NAR). It is believedthat **Boeing** must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet its burden of proof:

1) The company item one is addressed at the beginning of the response to the Staff regardingthe Chevedden Family proposal to **Boeing.**

2) The company stand appears to support a wholesale exclusion of pill topic

proposals that typically receive more than 50% of the yes-no vote.
3) An argument should address a reasonable and/or foreseeable objection:
Why would the company method of reasoning not excludeall proposals on this established topic.
4) Company Fallacy:
Our board is powerless. The company seems to be missing an essential claim for its conclusion -- that the board is completely powerless to make its own decision after shareholders vote.
5) The company is inconsistent with its argument:
The board does not pledge that it would absolutely adopt this proposal if it were approved by shareholders because the company would have no alternative.
6) The company fails to emphasize that this proposal to **Boeing** does not have the requirement regardingfuture pills as did the General Dynamics case. The GD future pill issue was a key issue in a case that is clearly not parallel to this proposal to **Boeing.**
7) The company may be claimingthat a supporting statement of fact can be inserted into the resolution statement.
8) The company may claiming that a supporting statement of fact can have priority over the resolution statement.
9) Introducing the Straw Person Named "Require"
The company claim is replete with propping up the straw person "require" to argue against a proposal that is a request.
10) Company Fallacy:
A precatory proposal can be treated as a proposal to remove from directors the ultimate responsibility for managingthe corporation accordingto rule 14a-8 interpretation.
11) Company Fallacy:
All shareholder proposal text should be qualified as bare opinion. The company seems to claim that supported facts and supported conclusions within the discipline of corporate governance must be stated as no more than bare ""opinions."
***26** 12) The company claims that text that, has been in the corporate governance domain for years, must be cast as one investor's unsupported opinion.
13) The company seems to value the exclusion of common sense statements. For instance: Institutional investors have a fiduciary duty.
14) The company claims that an unsubstantiated "unable to locate" and a referral by an unnamed person to other text is a sound reason.
15) The company claims that if an investor states that institutional investors support a particular proposal topic it must be proven that all **Boeing** institutional investors support the topic.
16) The company claims that if it can find one conclusion in a study it automatically eliminates the possibility of another conclusion in the study.
17) Text from Power and Accountabilityis attached.
18) The company claims that when a proposal attributes a statement to an expert in the field that it must be proven that the particular expert supports this one proposal out of a population of more than 500 proposals annually.
19) Company Fallacy:
Company investors are sheep. The company does not explain how it became know to

the company that investors are unable to find relevant text in an established corporate governance website.
20) It appears that the company may rely too heavily on website cases prior to SLB 14.
21) The company does not cite a case after SLB 14.
The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,
John Chevedden

LETTER TO SEC

March 6, 2002

OFFICE OF CHIEF COUNSEL
MAIL STOP 0402
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGECOMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549
Rule 14a-8 Opposing Statement Changes Needed
To Prevent False and/or Misleading Company Text
The **Boeing** Company (BA)

Ladies and Gentlemen:
The company seems to preach strict regulatory enforcement for shareholder text while practicing a lose standard for company text.
Thus it is possible that the company will issue a false and/or misleading definitive proxy. The following changes are believed needed in the company opposing text to be consistent with rule 14a-8 and 14-9.

Paragraph 1

. Proposal is unnecessary.
This should be identified as a belief.
The company is implicitly stating that an unnecessary plan was allowed to be put on the ballot after regulatory review.

Paragraph 2

. Attempted takeover of company in 1987.
Not supported.
Please omit.
. The overriding objective of the Board is shareholder value.

This is contradicted by a recent shareholder lawsuit settlement.
Furthermore, the board makes no claim that it has a clean record on shareholder lawsuits.
***27** Please omit.

Paragraph 3

. Ability to issue a pill protects the interests of shareholders.
This may apply, but only in certain cases.
This is a important limit for inclusion in the company text.

Paragraph 4

. Protects shareholders when there is an acquisition proposal.
This may apply, but only in certain cases.
This is a important limit for inclusion in the company text.

Paragraph 5

. Any rights plan would not preclude unsolicited offers
This may apply, but only in certain cases.
This is moot in cases where the pill would make an offer prohibitively expensive.
These are important limits for inclusion in the company text.
. A plan maximizes shareholder value.
This may apply, but only in certain cases.
This is a important limit for inclusion in the company text.
. The overriding objective of the board is maximum shareholder value
Again, this is contradicted by a recent shareholder lawsuit settlement.
Furthermore, the board makes no claim that the board has a clean record on shareholder lawsuits.
. Plan benefits have been "validated" by Georgetown
Georgeson is not believed to have the legal authority to "validate."

Paragraph 6

. The pill is the reason for the Weyerhaeuser premium.
Not supported.
Please omit.
. Apparently resulted in $55 per share.
Not supported.
Please omit.
. Companies with rights plans have a number of avenues for investors to contact directors Moot.
Not supported by any claim that companies with a plan have superior avenues for communication with directors.
There is no link between a rights plan and superior communication with directors.

There is no company claim that shareholders will have a meaningful right to communicate with directors.

For each of the above reasons this is moot.

Please omit

This is to request that the company make the above changes and advise on March 7, 2002 by facsimile.

This letter additionally establishes the basis for:

1) Points for discussion at the 2002 annual meeting.

2) Supporting statements in a 2003 rule 14a-8 proposal to the company.

Sincerely,
John Chevedden

ITEM 8 SHAREHOLDER PROPOSAL ON SHAREHOLDER RIGHTS PLANS

Board of Directors' Response

The Board of Directors believes that the action requested in this proposal is both unnecessary and ill-advised. It is unnecessary because the Company does not currently maintain a shareholder rights plan (sometimes called a "poison pill"). The proposal is ill-advised because circumstances could arise in the future where the adoption of such a plan would be an important tool for protecting the interests of the Company's shareholders in compliance with the fiduciary duties of the Board. Requiring shareholder approval for the adoption of a rights plan would impede the ability of the Board to use such a plan for the benefit of shareholders when circumstances warrant.

***28** In July 1987, the Board of Directors announced that it had adopted a shareholder rights plan. The plan was adopted in response to the rumored takeover attempt of the Company. The plan was designed to deter coercive or unfair takeover tactics and to prevent a potential acquirer from gaining control of **Boeing** without offering a fair price to all of the Company's shareholders. The overriding objective of the Board in adopting the plan was the preservation and maximization of the Company's value for all shareholders.

The plan expired in August 1997 and has not been renewed. Though not renewed, the ability to adopt such a plan remains an important component of the Company's ability to protect the interests of its shareholders.

A major function of a rights plan is to give a board a greater period of time within which it can properly evaluate an acquisition offer. A second major function of the plan is to induce a bidder for the company to negotiate with a board and thus strengthen a board's bargaining position vis-a-vis the bidder. The plan thus enables a board, as elected representatives of the shareholders, to better protect and further the interests of shareholders in the event of an acquisition proposal. A board gains the opportunity and additional time to determine if an offer reflects the full value of the company and is fair to all shareholders and, if not, to reject the offer or to seek an alternative that meets these criteria.

The Board of Directors believes that any rights plan adopted by the Company would not preclude unsolicited, non-abusive offers to acquire the company at a fair price. Instead, a plan strengthens the Board's ability, in the exercise of its fiduciary duties, to protect and maximize the value of shareholders' investment in the Company in the event of an attempt to acquire control of the Company. As such, the plan would not affect any takeover proposal the Board believes to be in the best interests of shareholders. The overriding objective of the Board remains the preservation and the maximization of the Company's value for all shareholders. The economic benefits of a shareholder rights plan to shareholders have been validated in several studies. A study published in November 1997 by Georgeson & Company, a nationally recognized proxy solicitation and investor relations firm, found that companies with shareholder rights plans received $13 billion dollars in additional takeover premiums during the period 1992 to 1996. The Georgeson study also concluded that (1) premiums paid to acquire target companies with shareholder rights plans were on average eight percentage points higher than premiums paid for target companies that did not have such plans, (2) the presence of a rights plan did not increase the likelihood of the defeat of a hostile takeover bid or the withdrawal of a friendly bid, and (3) rights plans did not reduce the likelihood that a company would become a takeover target. Thus, this evidence suggests that rights plans achieve their principal objectives: protection against inadequate offers and abusive tactics, and increased bargaining power of the Board resulting in higher value for shareholders.

***29** The premiums paid for companies with rights plans is evidenced by the recent offer by Weyerhaeuser Company to acquire Willamette Industries, Inc. Willamette's rights plan, combined with its classified board structure, apparently resulted in a substantial increase in Weyerhaeuser's bid over what it had initially offered Willamette shareholders, from $48.00 to $55.50 per share. The Board of Directors also believes that the Weyerhaeuser-Willamette transaction proves that companies with rights plans have a number of avenues available to them to make their views known to directors.

In recommending a vote against the proposal, the Board has not determined that a rights plan should be adopted by the Company. Any such determination would be made only after careful deliberation, in light of all circumstances then prevailing, and in the exercise of the Board's fiduciary duties. The recommendation against the proposal is based on the Board's belief that it would not be wise to limit the flexibility of the Board to act in the best interests of **Boeing** shareholders if circumstances arise in the future that would warrant the adoption of a rights plan.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST PROPOSAL 8.

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 2, 2002

Publicly Available **March 2, 2002**

Re: The **Boeing** Company
Incoming letter dated December 18, 2001

The proposal requests that **Boeing** not adopt or maintain a shareholder rights plan without shareholder approval.

We are unable to concur in your view that **Boeing** may omit the proposal under rule 14a-8(b). Accordingly, we do not believe that **Boeing** may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that **Boeing** may omit the proposal under rule 14a-8(c). Accordingly, we do not believe that **Boeing** may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that **Boeing** may omit the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that **Boeing** may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that **Boeing** may omit the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that **Boeing** may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that **Boeing** may omit the proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

. provide factual support for the specific study and publication date for the sentence that begins "A study by the Securities and Exchange Commission ... " and ends "... outweigh benefits";

. revise the phrase that begins "Pills adversely ... " and ends " "... shareholder value" so that it includes the accurate quote and page reference;

*30 . delete "(www.cii.org)";

. provide factual support in the form of a citation to a specific source for the sentence that begins "**Boeing** is ..." and ends "... institutional investors";

. revise the sentence that begins "Many institutional investors ..." and ends "... vote of shareholders" to specifically identify the institutional investors referenced and provide factual support in the form of a citation to a specific source;

. recast the phrase that begins "A poison pill can insulate ..." and ends " "... expense of shareholders" as the proponent's opinion;

. recast the phrase that begins "A poison pill is such ..." and ends " "... whether it is appropriate" as the proponent's opinion;

. recast the phrase that begins "A shareholder vote ..." and ends " "... majority of shareholders" as the proponent's opinion;

. revise the sentence that begins "This topic ..." and ends " "... institutional support" to specifically identify the institutional investors referenced and provide factual support in the form of a citation to a specific source;

. revise the sentence that begins "This topic won ..." and ends " "... companies in 2000" to specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source;

. delete the paragraph that begins "Institutional investor support ..." and ends "... issues involved in this topic";

. provide factual support in the form of a citation to a specific study and publication date for the sentence that begins "In recent years... " and ends "... vote on poison pills";

Accordingly, unless the proponent provides **Boeing** with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if **Boeing** omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jennifer Gurzenski
Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

***31** Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
2002 WL 464046 (S.E.C. No - Action Letter)
END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 15, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Genuine Parts Company
Incoming letter dated December 12, 2002

The proposal requests that the board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

We are unable to concur in your view that Genuine Parts may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the sentence that begins "This topic won . . ." and ends ". . . 60%-yes vote at 50 companies in 2002";
- revise to accurately characterize the study in the heading and paragraph that begins "Harvard Report . . ." and ends ". . . performance from 1990 to 1999" as a report by Harvard and Wharton authors and provide factual support in the form of a citation to the specific study and publication date;
- revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced;
- delete the word "various" from the sentence that begins "In recent years . . ." and ends ". . . approval for their poison pill"; and
- delete the phrase "and Bausch & Lomb" from the sentence that begins "This includes Columbia/HCA . . ." and ends ". . . Bausch & Lomb."

Accordingly, unless the proponent provides Genuine Parts with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Genuine Parts omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor